

2016

Proxy
Statement

April 22, 2016

2016 PROXY STATEMENT HIGHLIGHTS

Business Highlights

During 2015, our CEO and other executive officers led us to achieve strong operational and financial results, including the following:

Growth in FFO Per Share

Funds From Operations Per Share ($)

23.6% overall growth in FFO per share since 2013

More than double the average of our office REIT peers over the same period



Same-store Net Operating Income

Year-over-year ($ millions)

4.6% growth, which built on 3.0% and 3.5% growth in 2013 and 2014



Outstanding Leasing Results

2,255,733 square feet of Manhattan office leases signed at a mark-to-market of **15.3%**, which improved our Manhattan same-store occupancy to **97.1%** as of December 31, 2015



97.1% same-store occupancy



15.3% Mark-to-Market

Over $3.4 billion of accretive real estate acquisitions, which were funded in part by **over $1.7 billion** of real estate dispositions

General and administrative, or G&A, expense as a percentage of total assets that was the lowest among our office REIT peers

Achievement of full investment grade ratings for our unsecured debt and addition to the S&P 500 Index

Continued superior long-term total return to stockholders, or TRS, as, even in a year where REITs underperformed other sectors of the market, our 15-year TRS performance is best among our office REIT peers

Executive Compensation Highlights

Stockholder Engagement and Support

Outreach to holders of over **65%** of our outstanding common stock

Say-on-pay approved **every year since** it was first introduced in 2011; 66.4% votes cast in favor in 2015

Our responses to stockholder concerns:

Peer Group – Removed NYC-based asset managers

Annual Cash Bonus Program – 100% formulaic in 2016 for top three

Employment Agreement Equity Awards – 100% performance-based for CEO and President; increased performance hurdles

Outperformance Plans – relative TRS component incorporated; robust performance hurdles used; no single trigger acceleration

Executive Chairman Compensation – reductions in annual bonus for 2015 and going forward; no participation in future outperformance plans

Focus on Variable Pay Linked to Performance and Equity-Based Compensation



90.6% of our CEO's total direct compensation for 2015 was variable and performance-based



75% of our CEO's total direct compensation for 2015 was equity-based compensation

2014 OPP - Robust Hurdles

Absolute TRS

Maximum 50% TRS/ $5.2B TRS

Threshold 25% TRS/$2.6B TRS

Actual 6.6% TRS through 12/31/15

Relative TRS

Maximum Top 25%

Threshold Top 50%

Actual 48th percentile as of 12/31/15

Our focus on equity-based compensation together with our robust CEO stock ownership guideline of **8x** base salary assists in creating long-term alignment with our stockholders

Reduction in Annual Bonuses for 2015

$1,000,000 - 12.50% Reduction

CEO's annual bonus was reduced by $1,000,000, or 12.5%, primarily as a result of our disappointing short-term TRS performance balanced against our continued superior long-term TRS performance and strong operational performance during 2015

New Employment Agreement with Chief Executive Officer

In February 2016, we entered into a new employment agreement with our CEO, which included the following key provisions:

- ✓ **Three-year term with no automatic renewals**
- ✓ **Reasonable cash severance multiples (1x without change in control; 3x with change in control)**
- ✓ **24% reduction in number of LTIP units subject to employment agreement awards**
- ✓ **100% performance-based vesting for employment agreement awards**
- ✓ **Staggered option grants during term**
- ✓ **Increased maximum hurdle for performance-based awards**

- ✗ **No Section 280G tax gross-up provisions**
- ✗ **No single trigger change in control payments**
- ✗ **No single trigger change in control vesting acceleration**
- ✗ **No guaranteed bonuses**
- ✗ **No mandatory accelerated vesting of ungranted employment agreement awards upon termination without a change in control**

Corporate Governance Highlights

Stockholder Engagement



Since our 2015 annual meeting, members of our senior management team and our Lead Independent Director engaged with many of our largest institutional investors, representing ownership of more than 65% of our outstanding common stock.

Proxy Access

In March 2016, we adopted a proxy access bylaw which permits:



**A stockholder
(or a group of up to 20 stockholders)**

3% / 3-years

Owning 3% or more of our outstanding common stock continuously for at least three years

2 candidates / 20%

To nominate and include in our proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, if the nominee(s) satisfy the requirements specified in our bylaws

Majority Voting



In March 2016, we implemented a majority voting standard for director elections.

Director Succession Planning

We remain focused on refreshing the membership of the Board. Over the last several years, we have added new independent directors to the Board, most recently including the addition of Craig M. Hatkoff in 2011 and Betsy Atkins in 2015. We also intend to identify and have a new independent director join the Board in 2017.

Sustainability



Our industry leadership has been widely recognized. During 2015 and 2016, we were recognized by the United States Environmental Protection Agency as an ENERGY STAR Partner of the Year for our efforts to strategically manage and improve energy efficiency across our Manhattan and suburban portfolios. In addition to releasing a compliant GRI report for the past 3 consecutive years, we have been recognized by Newsweek as one of the greenest companies in the United States. Additionally, we have been included in the MSCI Sustainability Index since 2015. Our sustainability strategy, achievements and reports are available on our website at http://www.slgreen.com/sustainability.

Equity Plan Highlights

Stockholders are being asked to approve the adoption of our Fourth Amended and Restated 2005 Stock Option and Incentive Plan, which the Board approved and unanimously recommends that stockholders approve. We believe that having an equity plan in place with a sufficient number of shares is critical to our ability to attract, retain and motivate employees in a highly competitive marketplace and ensure that our executive compensation is structured in a manner that aligns our executives' interest with our success. The following highlights reasons why we believe stockholders should vote in favor of our Fourth Amended and Restated 2005 Stock Option and Incentive Plan.

Reasonable Plan Cost

✓ **Reasonable number of additional shares requested – 9,900,000 fungible units = 2,647,059 full-value awards**

✓ **Awards would not have a substantially dilutive effect (issuance of all full-value awards = less than 3% of shares outstanding)**

✓ **Estimated duration of three to four years**

Responsible Grant Practices



ISS industry standard — **2.95%**

Three-year average burn rate — **2.68%**

Burn rate below ISS industry standard

✓ **All full-value equity awards have vesting of at least three years and 100% of CEO's full-value awards are, and will be, performance-based (in each case, other than equity awards granted for annual bonus)**

✓ **Clawback policy applies to equity awards**

✓ **Robust performance-based hurdles used for outperformance plan and employment agreement awards**

✓ **Robust stock ownership guidelines**

Stockholder-Friendly Plan Features

✓ **No single trigger change in control vesting acceleration**

✓ **No repricing permitted without stockholder approval**

✓ **Stockholder approval required to increase the share reserve (i.e., no "evergreen" feature)**

✓ **No dividends or distributions paid on unearned performance-based awards**

SL GREEN REALTY CORP.
420 Lexington Avenue
New York, New York 10170-1881



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are invited to attend the 2016 annual meeting of stockholders of SL Green Realty Corp., a Maryland corporation, which will be held on Thursday, June 2, 2016 at 10:00 a.m., local time, at The Grand Hyatt New York, 109 East 42nd Street, New York, New York, 10017. The annual meeting will be held for the following purposes:

1. To elect the three Class I director nominees named in the proxy statement to serve on the Board of Directors for a three-year term and until their successors are duly elected and qualify;

2. To hold an advisory vote on executive compensation;

3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016; and

4. To approve our Fourth Amended and Restated 2005 Stock Option and Incentive Plan.

In addition, stockholders may be asked to consider and vote upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the annual meeting on the date specified above, or on any date or dates to which the annual meeting may be adjourned, or to which the annual meeting may be postponed.

The Board of Directors has fixed the close of business on March 31, 2016 as the record date for determining the stockholders entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

By Order of the Board of Directors,

Andrew Levine

Andrew S. Levine
Secretary

New York, New York
April 22, 2016

Voting

You may authorize your proxy via the Internet or by telephone:



Visit www.proxyvote.com



Scan this QR code to vote with your mobile device



Call 1-800-454-8683
24h/7

In order to authorize your proxy via the Internet or by telephone you must have the stockholder identification number that appears on the enclosed Notice of Internet Availability of Proxy Materials. You also may request a paper or an e-mail copy of our proxy materials and a paper proxy card by following the instructions included in the Notice of Internet Availability of Proxy Materials.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on June 2, 2016.

This proxy statement and our 2015 Annual Report to Stockholders are available at http://www.proxyvote.com

Whether or not you plan to attend the annual meeting, please carefully read the proxy statement and other proxy materials and complete a proxy for your shares as soon as possible. You may authorize your proxy via the Internet or by telephone by following the instructions on the website indicated in the Notice of Internet Availability of Proxy Materials that you received in the mail. You also may request a paper or an e-mail copy of our proxy materials and a paper proxy card at any time. If you attend the annual meeting, you may vote in person if you wish, even if you previously have submitted your proxy. However, please note that if your shares are held of record by a bank, broker or other nominee and you wish to vote in person at the annual meeting, you must obtain a proxy issued in your name from such bank, broker or other nominee.

TABLE OF CONTENTS

2016 PROXY STATEMENT HIGHLIGHTS — 1

Business Highlights — 1

Executive Compensation Highlights — 2

Corporate Governance Highlights — 3

Equity Plan Highlights — 4

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS — 5

OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE — 7

Proposal 1: Election of Directors — 7

Board Structure and Independence — 12

Board Committees — 13

Corporate Governance — 15

Director Compensation — 17

Executive Officers — 19

EXECUTIVE COMPENSATION — 20

Proposal 2: Advisory Vote on the Compensation of our Named Executive Officers — 20

Compensation Committee Report — 20

Compensation Discussion and Analysis — 20

Executive Compensation Tables — 38

AUDIT COMMITTEE MATTERS — 48

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm — 48

Audit Committee Report — 48

Fee Disclosure — 49

Pre-Approval Policies and Procedures of our Audit Committee — 49

APPROVAL OF OUR FOURTH AMENDED AND RESTATED 2005 STOCK OPTION AND INCENTIVE PLAN — 50

Proposal 4: Approval of Our Fourth Amended and Restated 2005 Stock Option and Incentive Plan — 50

Shares Available for Issuance — 50

Burn Rate — 51

Summary of Material Amendments — 51

Summary of the Provisions of Our Fourth Amended and Restated 2005 Stock Option and Incentive Plan — 52

Material U.S. Federal Income Tax Consequences — 55

New Plan Benefits — 56

STOCK OWNERSHIP INFORMATION — 57

Executive and Director Stock Ownership Guidelines — 57

Security Ownership of Certain Beneficial Owners and Management — 57

Section 16(a) Beneficial Ownership Reporting Compliance — 59

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS — 60

OTHER INFORMATION — 62

Questions and Answers About the Annual Meeting — 62

Other Matters — 64

APPENDICES

Appendix A: SL Green Realty Corp. Fourth Amended and Restated 2005 Stock Option and Incentive Plan — A-1

Appendix B: Information Regarding Certain Financial Measures — B-1

References in this proxy statement to "we," "us," "our," "ours," and the "Company" refer to SL Green Realty Corp., unless the context otherwise requires. This proxy statement and a form of proxy have been made available to our stockholders on the Internet and the Notice of Internet Availability of Proxy Materials has been mailed to stockholders on or about April 22, 2016.

OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

We are committed to operating our business under strong and accountable corporate governance practices. You are encouraged to visit the "Investors—Corporate Governance" section of our corporate website at http://www.slgreen.com to view or obtain copies of our committee charters, Code of Ethics, Governance Principles and director independence standards. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with, or furnish to, the SEC. You also may obtain, free of charge, a copy of the respective charters of our committees, Code of Ethics, Governance Principles and director independence standards by directing your request in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations. Additional information relating to the corporate governance of the Company also is included in other sections of this proxy statement.

Proposal 1: Election of Directors

At the annual meeting, three directors will be elected to serve until the 2019 annual meeting and until their successors are duly elected and qualify. The Board, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated Edwin Thomas Burton, III, Craig M. Hatkoff, and Andrew W. Mathias for election to serve as its Class I directors. Messrs. Burton, Hatkoff, and Mathias currently are serving as Class I directors. Each of Messrs. Burton, Hatkoff, and Mathias has consented to being named in this proxy statement and to serve as a director if elected. However, if any of Messrs. Burton, Hatkoff, or Mathias is unable to accept election, proxies voted in favor of such nominee will be voted for the election of such other person as the Board nominates.

Majority Voting Standard

A majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee, with abstentions and broker non-votes not counted as a vote cast either "for" or "against" a nominee. For more information on the operation of our majority voting standard in director elections, see the section entitled "Our Board of Directors and Corporate Governance—Corporate Governance—Majority Voting Standard and Director Resignation Policy."

> **The Board unanimously recommends a vote "FOR" the election of Messrs. Burton, Hatkoff, and Mathias.**

Information Regarding the Nominees and the Continuing Directors

The following table and biographical descriptions set forth certain information with respect to the nominees for election as Class I directors at the 2016 annual meeting and the continuing Class II and Class III directors whose terms expire at the annual meetings of stockholders in 2017 and 2018, respectively, based upon information furnished by each director.

Name	Age	Director Since
Class I Nominees (terms will expire in 2019)		
Edwin Thomas Burton, III*	73	1997
Craig M. Hatkoff*	62	2011
Andrew W. Mathias	42	2014
Class II Continuing Directors (terms will expire in 2017)		
Marc Holliday	49	2001
John S. Levy*	80	1997
Betsy Atkins*	62	2015
Class III Continuing Directors (terms will expire in 2018)		
John H. Alschuler*	68	1997
Stephen L. Green	78	1997

*   Independent Director

Class I Nominees—Terms Will Expire in 2019

Edwin Thomas Burton, III

Director Since: **1997** Age: **73** **Independent**



Mr. Burton is a Professor of Economics at the University of Virginia, and has held teaching positions at York College, Rice University and Cornell University, and has written and lectured extensively in the field of Economics. Mr. Burton has also served as a member of the Board of Trustees of the Virginia Retirement System for state and local employees of the Commonwealth of Virginia from 1994 to 2001 and then again from 2004 to 2014, and served as its Chairman from 1997 until March 2001. Mr. Burton also serves as a consultant to numerous companies on investment strategy and investment banking. From 1994 until 1995, Mr. Burton served as Senior Vice President, Managing Director and director of Interstate Johnson Lane, Incorporated, an investment banking firm, where he was in charge of the Corporate Finance and Public Finance Divisions. From 1987 to 1994, Mr. Burton served as President of Rothschild Financial Services, Incorporated (a subsidiary of Rothschild, Inc. of North America), an investment banking company headquartered in New York City that is involved in proprietary trading, securities lending and other investment activities. Mr. Burton also served as a consultant to the American Stock Exchange from 1985 until 1986 and a senior vice president with Smith Barney (or its corporate predecessor) from 1976 until 1984. Since 2004, Mr. Burton has served as a member of the Board of Directors of Chase Investors, a privately-held registered investment advisor. Mr. Burton also has served as a member of the Board of Directors of Capstar Hotel Company, a publicly-traded hotel company, Virginia National Bank, a publicly-traded commercial bank, and SNL Securities, a private securities data company. Mr. Burton received a B.A. degree in Economics from Rice University and a Ph.D. degree in Economics from Northwestern University. In addition to his experience in academia as a seasoned professor of economics, Mr. Burton's extensive skills and experience in corporate governance, financial, compensation and legal matters allow him to provide valuable financial expertise and insights into the Company's business.

Craig M. Hatkoff

Director Since: **2011** Age: **62** **Independent**



Mr. Hatkoff served as Vice Chairman of Capital Trust, Inc., a real estate investment management company that was listed on the New York Stock Exchange, or NYSE, and one of the largest dedicated real estate mezzanine lenders, from 1997 to 2000, and served on the Board of Directors from 1997 to 2010. From 2002 to 2005, Mr. Hatkoff was a trustee of the New York City School Construction Authority, the agency responsible for the construction of all public schools in New York City. Mr. Hatkoff was a founder and a managing partner of Victor Capital Group, L.P., from 1989 until its acquisition in 1997 by Capital Trust, Inc. Previously, he spent 11 years at Chemical Bank, including as co-head of the real estate investment banking unit, where he was a pioneer in commercial mortgage securitization. Mr. Hatkoff is a co-founder of the Tribeca Film Festival. Mr. Hatkoff is also Chairman of Turtle Pond Publications LLC, which is active in children's publishing and entertainment and is a private investor in other entrepreneurial ventures. Mr. Hatkoff has been a director of Taubman Centers, Inc. since 2004. Mr. Hatkoff is an Adjunct Professor at Columbia Business School, where he teaches courses on entrepreneurship and innovation.

Mr. Hatkoff has in-depth expertise and knowledge of real estate, capital markets, finance, private investing, entrepreneurship and executive management through his work with Chemical Bank, Victor Capital Group and Capital Trust. As a result of the foregoing, Mr. Hatkoff provides a unique insight into the financial markets generally, valuation analysis, strategic planning, and unique financing structures and alternatives. He also possesses entrepreneurial, brand marketing, social media, technology and innovation, and senior leadership experience through his private investments and service on the Boards of numerous educational and charitable organizations. Mr. Hatkoff also has extensive Board and Board committee experience at other public companies, including his current service at Taubman Centers, Inc. and his long-standing service to Capital Trust, Inc., which enables him to provide significant insight as to governance and compliance-related matters particular to real estate companies.

Andrew W. Mathias



President since: **April 2007** Director Since: **June 2014** Age: **42**

Mr. Mathias joined the Company in March 1999 as Vice President and was promoted to Director of Investments in 2002, a position he held until his promotion to Chief Investment Officer in January 2004, a position that he held until January 2011. In October 2008, Mr. Mathias stepped down from his position as Chief Investment Officer of Gramercy Property Trust, Inc. f/k/a Gramercy Capital Corp., or Gramercy, a position he had held since August 2004. Prior to joining the Company, Mr. Mathias worked at Capital Trust, Inc. and its predecessor, Victor Capital Group, L.P. Mr. Mathias also worked on the high yield and restructuring desk at Bear Stearns and Co. Mr. Mathias received a B.S. degree in Economics from the Wharton School at the University of Pennsylvania.

Class II Continuing Directors—Terms Will Expire in 2017

Betsy Atkins



Director Since: **April 2015** Age: **62** **Independent**

Ms. Atkins has served as the Chief Executive Officer of Baja LLC, an independent venture capital firm focused on technology, renewable energy and life sciences industries, since 1994. Ms. Atkins served as Chief Executive Officer and Chairman of the Board of Directors of Clear Standards, Inc., a provider of enterprise carbon management and sustainability solutions, from February 2009 until August 2009 when Clear Standards was acquired by SAP AG, a business software company. Previously, Ms. Atkins served as Chairman and Chief Executive Officer of NCI, Inc., a functional food/nutraceutical company, from 1991 through 1993. Ms. Atkins was a co-founder of Ascend Communications, Inc. in 1989 and a member of its Board of Directors, and served as its Executive Vice President of sales, marketing, professional services and international operations prior to its acquisition by Lucent Technologies. Ms. Atkins served on the boards of directors of SunPower Corporation from October 2005 to August 2012 and Chico's FAS, Inc. from January 2004 to July 2013, Ciber, Inc. from July 2014 to October 2014, Darden Restaurants, Inc. from October 2014 to September 2015, and has served on the boards of directors of Polycom, Inc. since April 1999, Schneider Electric, SA since April 2011, HD Supply, Inc. since September 2013, as well as the boards of a number of private companies. Ms. Atkins is also an advisor to SAP, was formerly an advisor to British Telecom and was a presidential-appointee to the Pension Benefit Guaranty Corporation advisory committee. Ms. Atkins holds a B.A. from the University of Massachusetts. Ms. Atkins has deep expertise in many areas, including executive leadership and operational experience in various technology, durable goods, energy efficiency infrastructure and retail industries, as well as significant public board experience, which gives her broad experience and thought leadership in corporate governance matters generally, including executive compensation and evolving best practices in sustainability and enterprise risk management.

Marc Holliday



Chief Executive Officer since **January 2004** Director since: **December 2001** Age: **49**

He also serves as a member of our Executive Committee. Mr. Holliday stepped down as our President in April 2007, when Andrew Mathias, our current President, was promoted to that position. Mr. Holliday joined the Company as Chief Investment Officer in July 1998. In October 2008, Mr. Holliday stepped down from his positions of President and Chief Executive Officer of Gramercy, positions he had held since August 2004. Mr. Holliday also served as a director of Gramercy from 2004 until September 2014. Prior to joining the Company, Mr. Holliday was Managing Director and Head of Direct Originations for New York-based Capital Trust Inc., a mezzanine finance company, where he was in charge of originating direct principal investments for the firm, consisting of mezzanine debt, preferred equity and first mortgages. From 1991 to 1997, Mr. Holliday served in various management positions, including Senior Vice President, at Capital Trust, Inc.'s predecessor, Victor Capital Group, L.P. Mr. Holliday serves as a member of the Board of Directors of NYRA and Columbia University and is also an executive officer and sits on the Board of the Real Estate Board of New York. Mr. Holliday received a B.S. degree in Business and Finance from Lehigh University in 1988 and an M.S. degree in Real Estate Development from Columbia University in 1990. Mr. Holliday's extensive experience and skills in real estate and finance, as well as his role as Chief Executive Officer of the Company, provide him with valuable knowledge of and expertise in our business and industry. Furthermore, Mr. Holliday's presence on the Board facilitates communication between the Board and the Company's senior management.

John S. Levy



Director Since: **1997** Age: **80** Independent

Mr. Levy retired from Lehman Brothers Inc. in 1995. From 1983 until 1995, at Lehman Brothers (or its predecessors), he served as Managing Director and Chief Administrative Officer of the Financial Services Division, Senior Executive Vice President and Co-Director of the International Division and Managing Partner of the Equity Securities Division. Mr. Levy was associated with A.G. Becker Incorporated (or its predecessors) from 1960 until 1983, where he served as Managing Director of the Execution Services Division, Vice President-Manager of Institutional and Retail Sales, Manager of the Institutional Sales Division, Manager of the New York Retail Office and a Registered Representative. Mr. Levy received a B.A. degree from Dartmouth College. Mr. Levy's extensive skills, experience and sophistication in corporate governance, financial, compensation, legal and commercial matters, including his corporate finance expertise developed at Lehman Brothers, allow him to provide valuable insights into the Company's business and finances.

Class III Continuing Directors —Terms Will Expire in 2018

John H. Alschuler



Lead Independent Director Director since: **1997** Age: **68** Independent

Since 2008, Mr. Alschuler has been the Chairman of HR&A Advisors Inc., an economic development, real-estate and public policy consulting organization. Mr. Alschuler also is an Adjunct Associate Professor at Columbia University, where he teaches real estate development at the Graduate School of Architecture, Planning & Preservation. Mr. Alschuler currently serves on the Board of Directors of Xenia Hotels and Resorts, The Macerich Company, the Center for an Urban Future, a Section 501(c)(3) tax-exempt organization, and Friends of the High Line Inc., a Section 501(c)(3) tax-exempt organization. Mr. Alschuler received a B.A. degree from Wesleyan University and an Ed.D. degree from the University of Massachusetts at Amherst. Mr. Alschuler's achievements in academia and business, as well as his extensive knowledge of commercial real estate, New York City's economy, commercial and other markets in New York City and national and international markets for real estate, and his expertise in inter-governmental relations, allow him to assess the real estate market and the Company's business from a knowledgeable and informed perspective, from which he provides valuable insights into the Company's business.

Stephen L. Green



Chairman and Director since **1997** Age**: 78**

Mr. Green serves as an executive officer, working in conjunction with our Chief Executive Officer, overseeing our long-term strategic direction. Mr. Green formerly served as our Chief Executive Officer. Mr. Green founded our predecessor, S.L. Green Properties, Inc., in 1980. Prior to our initial public offering in 1997, Mr. Green had been involved in the acquisition of over 50 Manhattan office buildings containing in excess of 10.0 million square feet. Mr. Green also served as Chairman of the Board of Gramercy from August 2004 through June 2009. Mr. Green is an at-large member of the Executive Committee of the Board of Governors of the Real Estate Board of New York and previously has served as Chairman of the Real Estate Board of New York's Tax Committee. Mr. Green also served as a member of the Board of Directors of Stemedica Cell Technologies, Inc. from August 2007 through April 2009. Mr. Green currently serves as a member of the Board of Directors of Streetsquash, Inc., a Section 501(c)(3) tax-exempt organization. Mr. Green also served as a member of the board of trustees of the NYU Langone Medical Center. Mr. Green received a B.A. degree from Hartwick College and a J.D. degree from Boston College Law School. In addition to his industry-wide reputation, Mr. Green's extensive skills and experience in real estate, including founding our predecessor, provide him with invaluable knowledge of and expertise in our business and industry. This experience, particularly his experience having led our predecessor and the Company, contributes depth and context to the Board's discussions of the Company's business.

Director Succession Planning

Led by our Nominating and Corporate Governance Committee, the Board remains focused on refreshing its membership. Our goal is to ensure that, taken as a whole, the Board has the desired mix of expertise, experience, reputation and diversity necessary for us to continue to deliver superior performance in a highly competitive marketplace, as well as the knowledge, ability and independence to continue to deliver the high standard of governance expected by our investors. Over the last several years, we have added new independent directors to the Board, most recently including the addition of Craig M. Hatkoff in 2011 and Betsy Atkins in 2015. In furtherance of our goals, we also intend to identify and have a new independent director join the Board in 2017.

Identification of Director Candidates

Our Nominating and Corporate Governance Committee assists the Board in identifying and reviewing director candidates to determine whether they qualify for membership on the Board and recommends director nominees to the Board to be considered for election at our annual meeting of stockholders. Our Nominating and Corporate Governance Committee adopted a written policy on the criteria and process of identifying and reviewing director candidates.

Each director candidate must have (1) education and experience that provides knowledge of business, financial, governmental or legal matters that are relevant to the Company's business or to its status as a publicly owned company, (2) an unblemished reputation for integrity, (3) a reputation for exercising good business judgment and (4) sufficient available time to be able to fulfill his or her responsibilities as a member of the Board and of any committees to which he or she may be appointed.

In making recommendations to the Board, our Nominating and Corporate Governance Committee considers such factors as it deems appropriate. These factors may include judgment, skill, diversity (including diversity of knowledge, skills, professional experience, education, expertise and representation in industries relevant to the Company), ability to bring new perspectives and add to Board discussion and consideration, experience with businesses and other organizations comparable to the Company (including experience managing public companies, marketing experience or experience determining compensation of officers of public companies), the interplay of the candidate's experience with the experience of other Board members, the candidate's industry knowledge and experience, the ability of a nominee to devote sufficient time to the affairs of the Company, any actual or potential conflicts of interest and whether the candidate meets the NYSE independence criteria, the extent to which the candidate generally would be a desirable addition to the Board and any committees of the Board, qualifications to serve on appropriate Board committees (including financial acumen), technological literacy, strategic insight, familiarity with desired markets or regions, ability to make independent and analytical judgments, ability to introduce the Company to business or other opportunities, reputation in the corporate governance community, personal rapport with senior officers of the Company, risk management skills and effective communication skills. Such matters are considered in light of the skills, qualifications and diversity of the other members of the Board.

The Nominating and Corporate Governance Committee ensures that the potential nominee is not an employee or agent of and does not serve on the board of directors or similar managing body of any of our competitors and determines whether the potential nominee has an interest in any transactions to which we are a party.

Prior to a vote as to whether a potential nominee is recommended to the Board of Directors, each member of the Nominating and Corporate Governance Committee is provided reasonable access to such potential nominee. Such access includes a reasonable opportunity to interview such potential nominee in person or by telephone and to submit questions to such potential candidate. In addition, each potential nominee provides the Nominating and Corporate Governance Committee with a written detailed biography and identify on which committees of the Board, if any, the potential nominee would be willing to serve.

Our Nominating and Corporate Governance Committee may solicit and consider suggestions of our directors or management regarding possible nominees. Our Nominating and Corporate Governance Committee also may procure the services of outside sources or third parties to assist in the identification of director candidates.

Our Nominating and Corporate Governance Committee may consider director candidates recommended by our stockholders. Our Nominating and Corporate Governance Committee will apply the same standards in considering candidates submitted by stockholders as it does in evaluating candidates submitted by members of the Board. Any recommendations by stockholders are to follow the procedures outlined under "Other Information—Other Matters—Stockholder Proposals and Nominations" in this proxy statement and should provide the reasons supporting a candidate's recommendation, the candidate's qualifications and the candidate's written consent to being considered as a director nominee.

Board Structure and Independence

Board Structure

The Board currently consists of eight members and is divided into three classes. Directors in each class serve for a term of three years and until their successors are duly elected and qualify. The term of directors of one class expires at each annual meeting of stockholders.

Board Leadership Structure; Lead Independent Director

As noted above, the Board currently is comprised of five independent and three employee directors. Mr. Green has served as Chairman of the Board since 1997 and serves as an executive officer. The Board has appointed Mr. Alschuler, one of the independent directors, as Lead Independent Director. We believe that the number of independent, experienced directors that make up the Board, along with the independent oversight of our Lead Independent Director, benefits the Company and its stockholders.

We recognize that different board leadership structures may be appropriate for companies in different situations, and that no one structure is suitable for all companies. Our current Board leadership structure is optimal for us because it demonstrates to our employees and other stakeholders that the Company is under strong leadership, coordinated closely between a separate Chief Executive Officer and Chairman of the Board. In our judgment, the Company, like many companies, has been well-served by this leadership structure.

To facilitate the role of the independent directors, the Board determined that it is appropriate for the independent directors to appoint one independent director to serve as Lead Independent Director. In addition to presiding at executive sessions of independent directors, the Lead Independent Director has the responsibility to: (1) consult with the Chief Executive Officer as to an appropriate schedule and agenda for each Board meeting, seeking to ensure that the independent directors can perform their duties effectively and responsibly, (2) ensure the independent directors have adequate resources, especially by way of full, timely and relevant information to support their decision making, (3) advise the Chief Executive Officer as to the quality, quantity and timeliness of the information submitted by the Company's management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties, (4) recommend to the Board and the Board Committees the retention of advisers and consultants who report directly to the Board, (5) ensure that independent directors have adequate opportunities to meet and discuss issues in sessions of the independent directors without management present and, as appropriate, call meetings of the Independent Directors, (6) serve as Chairman of the sessions of the independent directors, (7) serve as principal liaison between the independent directors and the Chief Executive Officer of the Company and between the independent directors and senior management, (8) communicate to management, as appropriate, the results of private discussions among independent directors, (9) chair the meetings of the Board when the Chairman is not present, (10) with respect to questions and comments directed to the Lead Independent Director or to the independent directors as a group, determine the appropriate means of response, with such consultation with the Chief Executive Officer and other directors as the Lead Independent Director may deem appropriate and (11) perform such other duties as the Board from time to time may delegate. Mr. Alschuler serves as the Lead Independent Director.

Throughout the year, the Board discusses corporate governance practices with stockholders and third party advisers to ensure that the Board and its committees follow practices that are optimal for the Company and its stockholders while also delivering superior total return. As part of this process, the Board conducts an annual evaluation in order to determine whether it and its committees function effectively, with independent directors meeting separately with outside counsel. The discussion with stockholders, as well as the evaluations, are the basis for the Board's annual review of possible changes to the Company's corporate governance practices. Our Governance Principles provide the flexibility for the Board to modify our leadership structure as the Board deems appropriate.

Director Independence

Our Governance Principles provide that a majority of our directors serving on the Board must be independent as required by the listing standards of the NYSE and the applicable rules promulgated by the SEC. In addition, the Board adopted director independence standards that assist the Board in making its determinations with respect to the independence of directors. The Board determined affirmatively, based upon its review of all relevant facts and circumstances and after considering all applicable relationships of which the Board had knowledge, between or among the directors and the Company or our management (some of such relationships are described in the section of this proxy statement entitled "Certain Relationships and Related Party Transactions"), that each of the following directors and director nominees has no direct or indirect material relationship with us and is independent under the listing standards of the NYSE, the applicable rules promulgated by the SEC and our director independence standards: Ms. Atkins and Messrs. Edwin T. Burton, III, John H. Alschuler, John S. Levy and Craig M. Hatkoff. The Board has determined that Messrs. Green, Holliday and Mathias, our three other directors are not independent because they are also executive officers of the Company.

Executive Sessions of Non-Management Directors

Our Governance Principles require the non-management directors serving on the Board to meet in an executive session at least annually without the presence of any directors or other persons who are part of our management. In accordance with such requirement, the independent directors, who currently comprise all of the non-management directors, meet in executive sessions from time to time on such a basis. The executive sessions are regularly chaired by our Lead Independent Director.

Communications with the Board

We have a process by which stockholders and/or other parties may communicate with the Board, individual directors (including the independent directors) or independent directors as a group. Any such communications may be sent to the Board or any named individual director (including the independent directors), by U.S. mail or overnight delivery and should be directed to Andrew S. Levine, Secretary, at SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881. Mr. Levine forwards all such communications to the intended recipient or recipients. Any such communications may be made anonymously.

Director Attendance

The Board held four meetings during fiscal year 2015 and all directors attended 75% or more of the board of directors meetings and meetings of the committees on which they served during the periods they served.

We encourage each member of the Board to attend each annual meeting of stockholders. Four of our directors attended the annual meeting of stockholders held on June 4, 2015.

Board Committees

The Board has four standing committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Committee. The current charters for each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on our corporate website at www.slgreen.com under the "Investors—Corporate Governance" section. Further, we will provide a copy of these charters without charge to each stockholder upon written request. Requests for copies should be addressed to Andrew S. Levine, Secretary, at SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881. From time to time, the Board also may create additional committees for such purposes as the Board may determine.

Audit Committee

Our Audit Committee consists of Betsy Atkins, Edwin Thomas Burton, III (Chairman), Craig M. Hatkoff and John S. Levy, each of whom is "independent" within the meaning of the rules of the NYSE and the SEC and each of whom meets the financial literacy standard required by the rules of the NYSE. Our Audit Committee's primary purpose is to select and appoint our independent registered public accounting firm and to assist the Board in its oversight of the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualifications and independence of the registered public accounting firm employed by the Company for the audit of the Company's financial statements; the performance of the people responsible for the Company's internal audit function; and the performance of the Company's independent registered public accounting firm. Our Audit Committee also prepares the report that the rules of the SEC require be included in this proxy statement and provides an open avenue of communication among the Company's independent registered public accounting firm, its internal auditors, its management and the Board. Our management is responsible for the preparation, presentation and integrity of our financial statements and for the effectiveness of internal control over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. Our independent registered public accounting firm is responsible for planning and carrying out a proper audit of our annual financial statements prior to the filing of our Annual Report on Form 10-K, reviewing our quarterly financial statements prior to the filing of each Quarterly Report on Form 10-Q and annually auditing the effectiveness of our internal control over financial reporting and other procedures. Our Audit Committee held 12 meetings during fiscal year 2015. Additional information regarding the functions performed by our Audit Committee is set forth in the "Audit Committee Report" included in this annual proxy statement.

Audit Committee Financial Expert

The Board determined that Edwin T. Burton, III qualifies as an "audit committee financial expert," as defined in Item 401(h) of SEC Regulation S-K.

Compensation Committee

Our Compensation Committee consists of John H. Alschuler (Chairman), Edwin Thomas Burton, III and John S. Levy, each of whom is "independent" within the meaning of the rules of the NYSE. Our Compensation Committee's primary purposes are to determine how the Company's Chief Executive Officer should be compensated; to administer the Company's employee benefit plans and executive compensation programs; to determine compensation of our executive officers other than our Chief Executive Officer; and to produce the report on executive compensation that is required to be included in this proxy statement. With respect to the compensation of our executive officers, our Compensation Committee solicits recommendations from our Chief Executive Officer regarding total compensation for all executive officers other than the Chief Executive Officer and reviews his recommendations in terms of total compensation and the allocation of such compensation among base salary, annual bonus amounts and other long-term incentive compensation as well as the allocation of such items between cash and equity compensation. Our Compensation Committee retained Gressle & McGinley LLC as its independent outside compensation consulting firm and engaged Gressle & McGinley LLC to provide our Compensation Committee with relevant data concerning the marketplace, our peer group and its own independent analysis and recommendations concerning executive compensation. Gressle & McGinley LLC regularly participates in Compensation Committee meetings. See "Executive Compensation—Compensation Discussion and Analysis." Our Compensation Committee held two meetings during fiscal year 2015.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of John H. Alschuler, Edwin Thomas Burton, III, Craig M. Hatkoff and John S. Levy (Chairman), each of whom is "independent" within the meaning of the rules of the NYSE. Our Nominating and Corporate Governance Committee's primary purposes are to identify individuals qualified to fill vacancies or newly-created positions on the Board; to recommend to the Board the persons it should nominate for election as directors at annual meetings of the Company's stockholders; to recommend directors to serve on all committees of the Board; and to develop and recommend to the Board governance principles applicable to the Company. Our Nominating and Corporate Governance Committee held one meeting during fiscal year 2015.

Executive Committee

Subject to the supervision and oversight of the Board, our Executive Committee, which consists of Stephen L. Green (Chairman), Marc Holliday and John H. Alschuler, is responsible for, among other things, the approval of our acquisition, disposition and financing of investments; the authorization of the execution of certain contracts and agreements, including those relating to our borrowing of money; and the exercise, in general, of all other powers of the Board, except for such powers that require action by all directors or the independent directors under our articles of incorporation or bylaws or under applicable law. Our Executive Committee did not hold any meetings and did not take any actions by written consent during fiscal year 2015, as all matters within its authority were approved by the Board.

Corporate Governance

Stockholder Outreach

The Board and our Lead Independent Director believe that engaging in stockholder outreach is an essential element of strong corporate governance. We strive for a collaborative approach to issues of importance to investors and continually seek to better understand the views of our investors on key topics affecting our business. In 2015 and 2016, members of our senior management team and our Lead Independent Director engaged with many of our largest institutional investors, representing ownership of more than 65% of our outstanding common stock. We then shared the feedback received during our outreach process with the Board and its committees to make meaningful changes to our corporate governance practices and launch new initiatives, including the following actions taken prior to our 2016 annual meeting:

- **Proxy Access**. In March 2016, the Board adopted a proxy access bylaw, enabling our stockholders to include their own director nominees in our proxy materials along with candidates nominated by the Board, so long as they meet certain requirements, as set forth in our bylaws
- **Majority Voting**. In March 2016, the Board implemented a majority voting standard for director elections
- **Independent Director Search**. We intend to identify and have a new independent director join the Board in 2017

Proxy Access

As a result of our stockholder engagement efforts and our commitment to corporate governance, in March 2016 we adopted a proxy access bylaw, enabling our stockholders to include their own director nominees in our proxy materials along with candidates nominated by the Board, so long as they meet certain requirements, as set forth in our bylaws. For more information on our proxy access bylaw, see the section entitled "Other Matters—Stockholder Proposals and Nominations."

Majority Voting Standard and Director Resignation Policy

As a result of our stockholder engagement efforts and our commitment to corporate governance, in March 2016 the Board implemented a majority voting standard for director elections. In an uncontested election (as is the case for this annual meeting), our bylaws provide that a majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee, with abstentions and broker non-votes not counted as a vote cast either "for" or "against" a nominee. With respect to a contested election, a plurality of all of the votes cast is sufficient for the election of directors. For this purpose, a contested election is deemed to occur at any meeting of stockholders for which the Secretary determines that the number of nominees or proposed nominees exceeds the number of directors to be elected at such meeting as of the seventh day preceding the date the Company files its definitive proxy statement for such meeting with the Securities and Exchange Commission (regardless of whether or not thereafter revised or supplemented).

If a nominee who currently is serving as a director receives a greater number of votes "against" his or her election than votes "for" such election in an uncontested election, Maryland law provides that the director would continue to serve on the Board as a "holdover director." However, under our Governance Principles, any nominee for election as a director in an uncontested election who receives a greater number of votes "against" his or her election than votes "for" such election must, within ten business days following the certification of the stockholder vote, tender his or her written resignation to the Chairman of the Board for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will consider the resignation and, within 60 days following the date of the stockholders' meeting at which the election occurred, will make a recommendation to the Board concerning the acceptance or rejection of the resignation.

The Board will then take formal action on the recommendation no later than 90 days following the date of the stockholders' meeting at which the election occurred. In considering the recommendation, the Board will consider the information, factors and alternatives considered by the Nominating and Corporate Governance Committee and such additional factors, information and alternatives as the Board deems relevant. We will publicly disclose, in a Form 8-K filed with the SEC, the Board's decision within four business days after the decision is made. The Board also will provide, if applicable, the Board's reason or reasons for rejecting the tendered resignation.

Sustainability

The Board shares our commitment to environmentally sustainable initiatives and innovation that deliver efficiency, value and health for our business, tenants and community. Structured around the three key areas of efficiency, tenant experience and industry leadership, our sustainability program integrates market-leading initiatives to address energy usage, natural resource consumption, air quality, recycling, transportation and education.

Our commitment toward efficiency is evidenced by portfolio-wide investments. By implementing cutting edge technologies and modernizing obsolete building systems, we continue to optimize building performance, reduce maintenance costs and provide tenants with a Class A experience. We have installed more than 35,000 LED bulbs, monitor energy consumption through a real-time energy platform and track our portfolio's sustainability performance through a web based environmental management system. Currently, we are exploring the deployment of cogeneration, photovoltaic "solar" panels, fuel cells and steam reduction technologies to provide healthier and more reliable forms of energy throughout our portfolio.

Key to our program is active tenant engagement. We partner with tenant sustainability teams to elevate the synergies and capabilities of our companies for the benefit of the community. This collaboration takes the form of LEED-CI certifications, Earth Day events, annual community service days, quarterly tenant educational webinars on sustainability topics, Urban Green Council award nominations and participation in the NYC Mayor's Zero Waste Challenge.

Our industry leadership has been widely recognized. During 2015 and 2016, we were recognized by the United States Environmental Protection Agency as an ENERGY STAR Partner of the Year for our efforts to strategically manage and improve energy efficiency across our Manhattan and suburban portfolios. In addition to releasing a compliant GRI report for the past 3 consecutive years, we have been recognized by Newsweek as one of the greenest companies in the United States. Additionally, we have been included in the MSCI Sustainability Index since 2015. Our sustainability strategy, achievements and reports are available on our website at http://www.slgreen.com/sustainability.

Risk Oversight

The Board is responsible for overseeing the Company's risk management process. The Board focuses on the Company's general risk management strategy and the most significant risks facing the Company, and ensures that appropriate risk mitigation strategies are implemented by management. The Board also is apprised of particular risk management matters in connection with its general oversight and approval of corporate matters. In particular, the Board focuses on overseeing risks relating to the structure and amount of our debt, including overall aggregate principal balance, variable rate versus fixed rate debt, maturity schedules and balance of secured and unsecured debt.

The Board delegated to the Audit Committee oversight of the Company's risk management process. Among its duties, the Audit Committee reviews with management (a) the Company policies with respect to risk assessment and management of risks that may be material to the Company, (b) the Company's system of disclosure controls and system of internal controls over financial reporting and (c) the Company's compliance with legal and regulatory requirements. The Audit Committee also is responsible for reviewing major legislative and regulatory developments that could have a material impact on the Company's contingent liabilities and risks. Our other Board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full Board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

In addition, our Compensation Committee considers the risks to the Company's stockholders and to the achievement of our goals that may be inherent in the Company's executive compensation program.

The Company's management is responsible for day-to-day risk management, including the primary monitoring and testing function for company-wide policies and procedures, and management of the day-to-day oversight of the risk management strategy for the ongoing business of the Company. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that the Board leadership structure supports this approach.

Governance Principles

The Board adopted Governance Principles that address significant issues of corporate governance and set forth procedures by which the Board carries out its responsibilities. Among the areas addressed by the Governance Principles are director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, annual performance evaluation of the Board and management responsibilities. Our Nominating and Corporate Governance Committee is responsible for, among other things, assessing and periodically reviewing the adequacy of the Governance Principles and will recommend, as appropriate, proposed changes to the Board.

Code of Ethics

The Board adopted a Code of Ethics that applies to our directors, executive officers and employees. The Code of Ethics is designed to assist our directors, executive officers and employees in complying with the law and, in resolving moral and ethical issues that may arise and in complying with our policies and procedures. Among the areas addressed by the Code of Ethics are compliance with applicable laws, conflicts of interest, use and protection of the Company's assets, confidentiality, communications with the public, accounting matters, records retention, fair dealing, discrimination, harassment and health and safety. We intend to disclose on our corporate website any amendment to, or waiver of, any provisions of this Code applicable to our directors and executive officers that would otherwise be required to be disclosed under the rules of the SEC or the NYSE.

Whistleblowing and Whistleblower Protection Policy

Our Audit Committee established procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. If you wish to contact our Audit Committee to report complaints or concerns relating to the financial reporting of the Company, you may do so in writing to the Chairman of our Audit Committee, c/o Andrew S. Levine, Secretary, SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881. Any such communications may be made anonymously.

Director Compensation

Directors of the Company who are also employees receive no additional compensation for their services as directors. The following table sets forth information regarding the compensation paid to our non-employee directors during the fiscal year ended December 31, 2015.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards[3] ($)	Total ($)
Edwin T. Burton, III	$ 89,500	$ 300,000	—	$ 389,500
John H. Alschuler	$ 193,500	$ 300,000	—	$ 493,500
John S. Levy	$ 80,500	$ 300,000	—	$ 380,500
Craig M. Hatkoff	$ 66,000	$ 300,000	—	$ 366,000
Betsy Atkins	$ 52,000	$ 225,000	—	$ 277,000

(1) Mr. Levy deferred all of his 2015 cash compensation and Mr. Alschuler and Mr. Hatkoff deferred $67,500 and $25,000, respectively, of their 2015 cash compensation pursuant to our Non-Employee Directors' Deferral Program. Mr. Burton elected to receive all of his 2015 cash compensation in the form of shares of our common stock. Accordingly, our non-employee directors received the following shares of our common stock or phantom stock units with respect to the portion of their 2015 cash compensation that they elected to defer or receive in stock, as applicable: Mr. Burton received 706 shares, Mr. Alschuler received 577 units, Mr. Levy received 626 units and Mr. Hatkoff received 215 units.

(2) Amounts shown reflect the full grant date fair value on the date of grant of shares of common stock or phantom stock units granted to the directors in 2015, excluding shares of common stock and phantom stock units credited in lieu of annual fees and meeting fees.

(3) There were no stock options granted to members of the Board in 2015. At December 31, 2015, the aggregate number of option awards held by our non-employee directors was as follows: Mr. Burton—6,000; Mr. Alschuler—26,500; Mr. Levy—50,500; and Mr. Hatkoff—20,500.

Only non-employee Directors are compensated for service on the Board. During the fiscal year ended December 31, 2015, the fees for non-employee Directors were:

Annual cash retainers	
Cash retainer	$ 50,000
Additional cash retainer if serving as the Lead Independent Director	$ 85,000
Additional cash retainer if serving as a chair of the Audit Committee	$ 10,000
Additional cash retainer if serving as a chair of the Compensation Committee	$ 7,500
Additional cash retainer if serving as a chair of the Corporate Governance Committee	$ 5,000
Meeting fees	
For each meeting of the Board or a committee of the Board	$ 1,500
For each special meeting of the Audit Committee held independently of Board meetings	$ 4,000
Stock grant	
Valued at the grant date with shares fully vested on such grant date.	$ 300,000

The annual fees and meeting fees generally are payable quarterly in cash; provided that each director may elect to receive some or all of these fees in stock and, as noted below, may elect to defer some or all of these fees.

Under our Non-Employee Directors' Deferral Program, our non-employee directors were entitled to elect to defer up to 100% of their annual fees, meeting fees and annual stock grant. At each director's election, cash fees deferred under the program could be credited in the form of either phantom stock units, account credits that accrue earnings or losses based on the 30-day LIBOR rate at the beginning of each month plus 2% (or based on such other rate or the performance of such investments as may be determined in advance by the Board) or measurement fund credits that track the performance of one or more open-ended mutual funds selected by the director. Stock grants deferred under the program are credited in the form of phantom stock units. Subject to limitations contained in the program, on a fixed date each quarter, a director may convert phantom stock units into account credits or measurement fund credits or vice versa or change the mutual funds that some or all of the director's measurement fund credits track. All cash fees credited as, and conversions of or into, phantom stock units or measurement fund credits are based on the fair market value of our common stock or the applicable mutual fund on the date the cash fees otherwise would have been paid or the date of the conversion, as applicable. Unless otherwise elected by a director, a director's phantom stock units, account credits and measurement fund credits are payable on the earlier of the January 1st coincident with or next following the director's termination of service from the Board, or a change in control of the Company, as defined by the program. Phantom stock units are payable in an equal number of shares of our common stock; provided that we may elect to instead settle a director's phantom stock units by paying the director cash in an amount equal to the value of such shares of common stock. Account credits and measurement fund credits are payable in cash. Under the program, each director is entitled to receive dividend equivalents that are paid currently on the director's phantom stock units, unless the director elected to defer payment of such dividend equivalents and have them concurrently reinvested into additional phantom stock units.

For the fiscal year ending 2016, we retained the same director compensation arrangements that were in place for 2015.

Executive Officers

The following sets forth biographical information regarding our executive officers who are not also directors.

Matthew J. DiLiberto



Matthew J. DiLiberto joined the Company in September 2004 and currently serves as the Company's Chief Financial Officer overseeing the finance, accounting, tax, investor relations and corporate capital markets functions of the organization. Mr. DiLiberto previously served as the Company's Chief Accounting Officer & Treasurer. From June 2000 to September 2004, Mr. DiLiberto was with Roseland, New Jersey-based Chelsea Property Group, now a division of Simon Property Group, a REIT focused on the development and ownership of premium outlet centers, where he was a Controller and Director of Information Management. From August 1998 to June 2000, Mr. DiLiberto worked at New York-based Vornado Realty Trust, a diversified REIT with ownership interests in office, retail, and other property types, where he worked as a Senior Financial Analyst focusing on accounting and controls as well as the preparation of high level management reports and SEC filings. Prior to joining Vornado Realty Trust, Mr. DiLiberto worked as a Business Assurance Associate at Coopers and Lybrand, LLP (now PricewaterhouseCoopers LLP). Mr. DiLiberto currently serves as a member of the Board of Directors of the FDNY Foundation. Mr. DiLiberto received a B.S. degree in Accounting from The University of Scranton. Mr. DiLiberto is 41 years old.

Andrew S. Levine



Andrew S. Levine has served as our Chief Legal Officer since April 2007 and as our General Counsel, Executive Vice President and Secretary since November 2000. Prior to joining the Company, Mr. Levine was a partner in the REIT and Real Estate Transactions and Business groups at the law firm of Pryor, Cashman, Sherman & Flynn, LLP. Prior to joining Pryor, Cashman, Sherman & Flynn, LLP, Mr. Levine was a partner at the law firm of Dreyer & Traub. Mr. Levine received a B.A. degree from the University of Vermont and a J.D. degree from Rutgers School of Law, where Mr. Levine was an Editor of the Law Review. Mr. Levine is 57 years old.

EXECUTIVE COMPENSATION

Proposal 2: Advisory Vote on the Compensation of our Named Executive Officers

Section 14A(a)(1) of the Exchange Act generally requires each public company to include in its proxy statement a separate resolution subject to a non-binding stockholder vote to approve the compensation of the company's named executive officers, as disclosed in its proxy statement pursuant to Item 402 of Regulation S-K, not less frequently than once every three years. This is commonly known as, and is referred to herein as, a "say-on-pay" proposal or resolution.

At our 2011 annual stockholder meeting, our stockholders advised on a non-binding basis, by an affirmative vote of a majority of all votes cast, that the Company should hold non-binding advisory votes on executive compensation on an annual basis. On July 14, 2011, the Board determined that it will include future advisory votes on the compensation of our named executive officers in the Company's annual meeting proxy materials every year until the next advisory vote on the frequency of stockholder votes on executive compensation, which will occur no later than the Company's annual meeting of stockholders in 2017.

Accordingly, pursuant to Section 14A(a)(1) of the Exchange Act, the Company is providing stockholders with the opportunity to approve the following non-binding, advisory resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

> **The Board unanimously recommends a vote "FOR" the above resolution regarding the compensation of our named executive officers, as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables in this Proxy Statement.**

The affirmative vote of a majority of all the votes cast with respect to this proposal will be required to approve this proposal.

The results of this advisory vote are not binding on the Compensation Committee, the Company or the Board. Nevertheless, we value input from our stockholders and will consider carefully the results of this vote when making future decisions concerning executive compensation.

Compensation Committee Report

The Compensation Committee of the Board of Directors of SL Green Realty Corp. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, our Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2015.

Submitted by our Compensation Committee
John H. Alschuler (Chairman)
Edwin Thomas Burton, III
John S. Levy

Compensation Discussion and Analysis

This section of our proxy statement discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative and quantitative information regarding the manner and context in which compensation is awarded to, and earned by, our named executive officers and places in perspective the data presented in the tables and narrative that follow.

Throughout this proxy statement, the individuals who served as our Chief Executive Officer and Chief Financial Officer during our 2015 fiscal year, as well as the other individuals included in the "Summary Compensation Table"

Executive Summary

Why You Should Vote for Our 2016 Say-On-Pay Proposal

Stockholder Engagement and Support

- We have engaged in significant stockholder outreach over the last several years regarding executive compensation and made numerous changes to our executive compensation programs in response to feedback we received. Since our 2015 annual meeting, we contacted institutional stockholders owning more than 65% of our outstanding common stock, resulting in the chairman of the Compensation Committee discussing our executive compensation programs with the owners of more than a majority of our outstanding common stock.

- Our say-on-pay proposal was approved at our 2015 annual meeting, as it has been every year since it was first introduced in 2011, with approximately 66.4% of the votes cast voting in favor of the proposal.

Strong Operational Performance

- As described below, we had strong year-over-year growth in funds from operations, or FFO, per share and cash same-store net operating income. In 2015, we completed over $3.4 billion of accretive real estate investment activity, signed 2,255,733 square feet of Manhattan office leases at a mark-to-market of 15.3% and improved Manhattan same-store occupancy to 97.1%. We also obtained full investment grade ratings for our unsecured debt and were added to the S&P 500 Index.

Superior Long-Term TRS Performance

- Although our short-term TRS performance for 2015 was disappointing, we have consistently maintained superior long-term TRS performance as described below and our 15-year TRS performance is the best among our office REIT peers.

Variable Pay Linked to Performance

- For 2015, 90.6% of our Chief Executive Officer's total direct compensation and 85.2% of the total direct compensation for our other named executive officers was variable, performance-based compensation, with 74.8% of our Chief Executive Officer's compensation and 61.7% of our other named executive officers' compensation taking the form of equity-based compensation.

Low G&A Expense

- We consistently maintain low G&A expense and in 2015 our G&A expense as a percentage of total assets was the lowest among our office REIT peers.

Executive Compensation Changes

- In response to our stockholder feedback, we increased the formulaic component of our annual cash bonus program from 60% in 2014 to 100% in 2016, changed our CEO's and President's employment agreement equity awards to be 100% performance-based, eliminated all single trigger change in control vesting acceleration provisions, revised our peer group and reduced the compensation of our Executive Chairman.

Compensation Philosophy

As described below under "Our Executive Compensation Philosophy," our executive compensation programs are designed to provide performance-based incentives that create strong alignment of management and stockholder interests and reward superior performance with superior compensation. We seek to attract and retain top talent in a highly competitive market, and we expect superior performance from our executives. Due to the efforts of the executives we attract, we achieve organizational efficiency (i.e., low relative G&A expense) as the efforts of our executives allow us to maintain a smaller organization overall, relative to the size and activities of the Company. We believe the results speak for themselves, as, even in a year where REITs underperformed other sectors of the market, our long-term TRS remains at the top of the class and our G&A expense as a percentage of total assets is the lowest among our office REIT peers.

2015 Performance and Executive Compensation

The information below summarizes our strong long-term TRS, our 2015 achievements and our 2015 CEO compensation.



Growth in FFO Per Share[1]

2013: $5.16
2014: $5.85 (13.4% increase)
2015: $6.38 (9.1% increase)

Growth in Cash Same Store NOI[1]

2013: 3.0%
2014: 3.5%
2015: 4.6%

Operating Success

Leasing Results
- 2.3 million square feet of Manhattan office leases at 15.3% mark-to-market
- 97.1% occupancy for the same store Manhattan office portfolio

Acquisition/Disposition Volume
- Executed over $3.4 billion of real estate acquisitions and over $1.7 billion of real estate dispositions

Organizational Achievements
- Obtained full investment grade ratings for our unsecured debt
- Added to the S&P 500 Index

Superior Long-Term TRS Performance

Company/Index	One-Year TRS (1/1/15 - 12/31/15)	Five Year TRS (1/1/11 - 12/31/15)	Ten Year TRS (1/1/06 - 12/31/15)	Fifteen Year TRS (1/1/01 - 12/31/15)
Morgan Stanley REIT Index (MSCI)	2.52%	75.32%	103.17%	379.03%
Russell 2000	-4.41%	55.18%	93.14%	186.74%
S&P 500 Index	1.38%	80.75%	102.42%	107.99%
SNL US REIT Office Index	0.88%	53.87%	66.24%	206.90%
SL Green Realty Corp.	-2.97%	81.29%	83.87%	534.85%

Return on $100 Investment Over Fifteen Years

Fifteen Years TRS

534.85%

Legend: SLG — MSCI — Russell — S&P 500 — SNL

2015 CEO Compensation

2015 Annual Bonus-Down 12.5%

- Base Salary 6.0%
- Deferred Compensation Contributions 3.4%
- Employment Agreement Equity Awards 50.9%
- Cash Bonus 15.9%
- Equity Bonus 23.9%
- Variable Incentive Pay (90.6%)

Low G&A Expense

Lowest G&A/Total Assets Among Peers

	Percentage of Total Assets[2]		
	2013	**2014**	**2015**
Average	0.84%	0.81%	0.80%
Median	0.73%	0.74%	0.82%
SLG	0.58 %	0.54 %	0.48 %
SLG Rank:	4th Lowest	4th Lowest	Lowest

	Percentage of Total Revenues[2]		
	2013	**2014**	**2015**
Average	7.13%	7.03%	6.42%
Median	7.25%	6.60%	6.26%
SLG	6.29%	6.08%	5.71%
SLG Rank:	6th Lowest	6th Lowest	4th Lowest

(1) Refer to page 66 of our Annual Report on Form 10-K for the year ended December 31, 2015 for a reconciliation of FFO to net income attributable to our common stockholders and information regarding our use of FFO. Refer to Appendix B to this proxy statement for a reconciliation of combined same-store cash net operating income for the years ended December 31, 2015, 2014 and 2013 and information regarding our use of these financial measures.

(2) Percentages of total revenues and total assets are presented on a consolidated basis. Companies used for comparison in G&A expense analysis include: Alexandria Real Estate Equities, Inc., Boston Properties, Inc., Brandywine Realty Trust, Digital Realty Trust, Douglas Emmett, Inc., Duke Realty Corporation, Empire State Realty Trust, Inc., Kilroy Realty Corporation, Liberty Property Trust, Mack-Cali Realty Corporation, Paramount Group, Inc. and Vornado Realty Trust.

Stockholder Engagement; Executive Compensation Changes

Over the last several years, we engaged in a formal stockholder outreach program focused on our executive compensation. Throughout each year, we are in contact with our large institutional stockholders, representing the owners of more than a majority of our outstanding common stock, to discuss our executive compensation programs, our business and our overall performance. These discussions are led by the chairman of our Compensation Committee, or the Committee, and Lead Independent Director or, in certain instances, members of senior management. We provide these stockholders with additional information regarding our executive

compensation programs, our performance and the manner in which we believe our executive compensation programs contributed to our superior long-term performance. We also engage in discussions with these stockholders where we are able to clarify aspects of our executive compensation programs that they may not fully understand and receive direct feedback regarding specific aspects of our executive compensation programs.

Since our 2015 annual meeting, we contacted institutional stockholders owning more than 65% of our outstanding common stock. Below are some common themes we discussed during our this stockholder outreach and our responses:

Area of Stockholder Concern	Our Response
Peer Group	Removed NYC-based asset managers from our peer group and committed, on a going forward basis, to review compensation and performance based on an NYC-based REIT peer group and a national office REIT index.
Annual Cash Bonus Program	In 2015, we increased the formulaic component of our annual cash bonus program to 75%, an increase of 15% from 2014, and reduced the number of criteria used in our program.
	For 2016, we further increased the formulaic component of our annual cash bonus program to 100%.
Contract Awards	In 2015, our Chief Executive Officer and President received equity awards granted pursuant to their employment agreements with increased performance hurdles requiring the achievement of either an 8% per year increase in FFO per share, 8% TRS per year or relative TRS in the top 35% of MSCI US REIT Index companies.
	Provided only performance-based employment agreement equity awards for our Chief Executive Officer's 2016 employment agreement to further align pay for performance.
Outperformance Plans	The SL Green Realty Corp. 2014 Outperformance Plan, or our 2014 Outperformance Plan, includes performance metrics to incorporate a new relative TRS component for one-third of each award granted. The remainder of each award is subject to the achievement of absolute TRS performance metrics similar to those utilized for prior outperformance plans. There will be no payout under our 2014 Outperformance Plan unless total return exceeds $2.5 billion or relative TRS is at or above the 50th percentile of index companies.
	Under our 2014 Outperformance Plan, we adopted double trigger provisions for acceleration of vesting of equity awards granted to our named executive officers in 2015 in the event of a change in control of the Company.
Executive Chairman Compensation	We will make appropriate adjustments to our Executive Chairman's annual compensation commensurate with his role and the scope of his responsibilities. In particular, we reduced our Executive Chairman's bonus for 2015 and, going forward, expect to further reduce annual bonuses paid to our Executive Chairman. In addition, our Executive Chairman will not participate in any of our future outperformance plans.

Compensation Practices

We believe that our executive compensation programs provide appropriate performance-based incentives to attract and retain leadership talent in the highly competitive New York City real estate market, to align management and stockholder interests and to continue to drive our long-term track record of superior return to stockholders. The following are key features of our executive compensation programs, which reflect the changes we have adopted following our extensive stockholder outreach in recent years:

WHAT WE DO

- ✓ Pay for performance and create alignment with stockholders.
- ✓ Formulaic annual cash bonus program for our top three named executive officers.
- ✓ Include robust hurdles in our 2014 OPP based on both absolute and relative TRS, with no payout unless total return exceeds $2.5 billion or relative TRS is at or above the 50th percentile of index companies.
- ✓ Subject all future employment agreement equity awards for our CEO and President to performance-based vesting hurdles.
- ✓ Pay approximately 75% of 2015 total compensation for our CEO and named executive officers in equity.
- ✓ Follow robust stock ownership guidelines for our directors and named executive officers.
- ✓ Impose a clawback policy with respect to incentive payments.
- ✓ Require a double trigger for cash severance and accelerated vesting in connection with a change in control.

WHAT WE DON'T DO

- ✕ No dividends or distributions paid on unearned equity awards subject to performance-based vesting.
- ✕ No excise tax gross-up provisions.
- ✕ Don't allow repricing of stock options.
- ✕ Clarify no single trigger cash severance or accelerated vesting in connection with a change in control.
- ✕ Don't allow directors or officers to hedge our securities.

2015 Total Direct Annual Compensation

The following charts categorize the total direct annual compensation for our Chief Executive Officer and other named executives by the form of such compensation:



Chief Executive Officer 2015 Pay Mix
Base Salary 6.0%
Deferred Compensation Contributions 3.4%
Cash Bonus 15.9%
Equity Bonus 23.9%
Employment Agreement Equity Awards 50.9%
Variable Incentive Pay (90.6%)

Other NEOs 2015 Pay Mix
Employment Agreement Equity Awards 30.0%
Base Salary 11.9%
Deferred Compensation Contributions 2.9%
Cash Bonus 23.5%
Equity Bonus 31.7%
Variable Incentive Pay (85.1%)

The following table sets forth the amounts of base salary paid, annual cash and equity bonuses awarded, annual employment agreement equity awards granted, and annual deferred compensation contributions made to our named executive officers for 2015:

Name	Base Salary	Cash Bonus[(1)]	Equity Bonus[(2)]	Employment Agreement Equity Awards[(3)]	Annual Deferred Compensation Contribution	2015 Total Direct Annual Compensation[(4)]
Marc Holliday	$ 1,050,000	$ 2,795,625	$ 4,204,375	$ 8,978,205	$ 600,000	$ 17,628,205
Stephen L. Green	$ 750,000	$ 1,671,093	$ 2,228,907	—	$ 150,000	$ 4,800,000
Andrew Mathias	$ 800,000	$ 1,782,500	$ 3,217,500	$ 6,181,683	$ 450,000	$ 12,431,683
Matthew DiLiberto	$ 400,000	$ 1,400,000	—	—	—	$ 1,800,000
Andrew S. Levine	$ 500,000	—	$ 1,100,000	—	—	$ 1,600,000

(1) Represents annual formulaic cash bonuses and annual cash bonuses paid for 2015.

(2) Reflects the dollar amounts used to determine the numbers of LTIP units granted as equity bonus for 2015

(3) Represents equity grants made pursuant to employment agreements. The awards are granted annually to avoid distorting compensation paid to an executive in any given year.

(4) Does not include the value of certain perquisites, including matching contributions with respect to amounts deferred by our named executive officers under our 401(k) plan or automobile benefits provided to Messrs. Holliday, Green and Mathias.

Comparison of our Chief Executive Officer's 2014 and 2015 Total Direct Annual Compensation

Our Chief Executive Officer's annual bonus for 2015 was $1,000,000, or 12.5%, less than his annual bonus for 2014 primarily as a result of our disappointing short-term TRS performance balanced against our continued superior long-term TRS performance and strong operational performance during 2015. The overall increase in our Chief Executive Officer's total direct annual compensation from 2014 to 2015 is solely attributable to (i) an increase in our stock price from January 2014 to January 2015, which resulted in the grant date fair value of the employment agreement equity awards that we made to our Chief Executive Officer (87,870 LTIP units were granted in both years) being higher in 2015 and (ii) a $50,000 contractual increase in annual deferred compensation contribution.

The table below compares the total direct annual compensation paid to our Chief Executive Officer in 2014 against compensation paid in 2015.

Compensation Component	2014[1]	2015[1]	% Change
Base Salary	$ 1,050	$ 1,050	—
Cash Bonus	$ 3,150	$ 2,796	-11.2%
Equity Bonus	$ 4,850	$ 4,204	-13.3%
Employment Agreement Equity Awards[2]	$ 6,524	$ 8,978	37.6%
Annual Deferred Compensation Contribution	$ 550	$ 600	9.1%
Total Direct Compensation	**$ 16,124**	**$ 17,628**	**9.33%**

(1) Amounts in thousands.

(2) Reflects the fixed employment agreement equity grant of 87,870 LTIP units, with the 2014 award granted on January 10, 2014 at a stock price of $92.81 and the 2015 award granted on January 12, 2015 at a stock price of $127.72.

Our Executive Compensation Philosophy

We adopted an executive compensation philosophy that rewards the achievement of annual and long-term goals of both the Company and individual executives. Our executive compensation programs are designed to achieve the following objectives:

- To provide performance-based incentives that create a strong alignment of management and stockholder interests
- To attract and retain top talent in a market that is highly competitive for New York City commercial real estate management
- To motivate our executives to achieve, and reward them for achieving, superior performance
- To achieve an appropriate balance between risk and reward in our compensation programs that does not create incentives for unnecessary or excessive risk taking

- To foster the dedication required to succeed against our competitors, while maintaining low overall general and administrative expense

In order to reach these goals, the Committee, in consultation with our Chief Executive Officer and the Committee's independent compensation consultant, adopted executive compensation practices that follow a pay-for-performance philosophy. Our primary business objective, of maximizing TRS through growth in FFO while seeking appreciation in the value of our investment properties, demands a long-term focus. Therefore, on both a current and historical basis, our executive compensation programs are based heavily on the achievement of both annual and multi-year performance measures.

Consideration of 2015 Say-on-Pay Vote

Our say-on-pay proposal was approved at our 2015 annual meeting, as it has been every year since it was first introduced in 2011, with approximately 66.4% of the votes cast voting in favor of the proposal. The Committee viewed this favorable vote by more than a majority of our stockholders as an indication that our stockholders

are generally supportive of the structure of our executive compensation programs. Nevertheless, we continued to engage in stockholder outreach and implemented the additional changes described above based on the feedback we received.

Our Executive Compensation Programs

Our named executive officers' compensation currently has three primary components, which are discussed in more detail below:

- annual base salary and deferred compensation
- annual incentive awards, which include cash and equity bonuses
- long-term equity incentive awards, which include stock options and full-value equity awards

Variable pay constitutes the vast majority of our executives' compensation, which allows the Committee to reward superior performance and penalize poor performance, while

the substantial long-term equity incentive portions of our compensation programs serve to align the interests of our named executive officers with our stockholders.

Annual Base Salary and Deferred Compensation

Base salaries are established at levels intended to reflect the scope of each executive's duties and responsibilities and further take into account the competitive market compensation paid by other companies for similar positions. However, they do not serve our objective of paying for performance, and therefore are intentionally structured to be a relatively low percentage of total compensation.

The following sets forth the annual base salaries for our named executive officers for 2014 and 2015, which reflect amounts agreed to in each executive's employment agreement:

Executive	2014 Base Salary	2015 Base Salary	% Change
Marc Holliday	$1,050,000	$1,050,000	—
Stephen Green	$ 750,000	$ 750,000	—
Andrew Mathias	$ 800,000	$ 800,000	—
Matthew DiLiberto	N/A	$ 400,000	N/A
Andrew Levine	$ 490,000	$ 500,000	2.0%

In addition to base salary, each of Messrs. Holliday, Green and Mathias also received a contribution of deferred notional stock units that are subject to vesting based on continued employment during a one-year period following the contribution and are only paid upon termination of employment or a change in control. The amounts of deferred compensation that each of Messrs. Holliday, Green and Mathias received for 2015 was equal to the minimum amount that we had previously agreed to provide under the executive's employment agreement and associated deferred compensation agreement that was in effect for 2015. This deferred compensation is viewed similarly to annual base salary, in that fixed amounts are granted each year regardless of performance. However, because the value of this deferred compensation is tied to the value of our common stock and these executives will not receive this deferred compensation until the termination of their employment or a change in control, this deferred compensation program further establishes alignment of management and stockholder interests and helps ensure that the executives remain focused on long-term stockholder value creation. The following table sets forth the deferred compensation grants made to our executives in 2015:

Executive	Deferred Compensation Amount	Notional Stock Units[(1)]
Marc Holliday	$ 600,000	4,791
Stephen Green	$ 150,000	1,233
Andrew Mathias	$ 450,000	3,699

(1) Deferred compensation contributions were converted into notional stock units based on the market price of our common stock on the date of the contribution.

Annual Incentive Awards

We pay annual incentive awards in the form of annual cash and equity bonuses to focus and reward our named executive officers on achieving key corporate financial and operational objectives and individual goals. Based in part on the feedback we received in connection with our outreach efforts relating to executive compensation, the Committee decided to revise the structure of our annual incentive award program for 2014. For 2015, we maintained the same overall structure of our annual incentive award program. Based in part on the feedback we received in connection with our continuing outreach efforts relating to executive compensation, we increased the formulaic component of our annual cash bonus program from 60% to 75% of the target opportunity and we reduced the number of performance criteria. For 2015, the entire amount of the annual cash bonuses paid to our top three named executive officers was determined pursuant to this annual cash bonus program, which is described in more detail below.

We also maintained an annual equity bonus program for these named executive officers pursuant to which these executives were eligible to receive an annual bonus paid in the form of equity in amounts determined at the Committee's discretion. In determining the amounts of these equity bonuses for 2015, the Committee considered our short-term and long-term performance, including the achievement of the financial and operational goals that we established and communicated to investors at our investor day conference in December 2014, as well as the Committee's view of the appropriate overall annual incentive award for each of these executives in light of the their historical compensation, skill, experience and position and competitive market factors.

Consistent with our historical practice, our other named executive officers' annual incentive awards were determined in the Committee's discretion in substantially the same manner as the equity bonuses for our top three named executive officers. These bonuses were then paid in cash, equity or a combination as determined by the Committee.

Annual Cash Bonus Program (Top Three Named Executive Officers)

As noted above, the annual cash bonuses paid to our top three named executive officers for 2015 were determined pursuant to our annual cash bonus program. Pursuant to this program, the Committee established specific threshold, target and maximum cash bonus amounts that each of

our top three named executive officers could earn for 2015 and established specific performance criteria that were to be used in a formulaic manner to determine 75% of each of these executives' cash bonuses. For 2015, each of Messrs. Holliday, Green and Mathias were eligible to earn the following percentages of his base salary (with linear interpolation used to determine the percentage earned for performance that falls between threshold, target and/or maximum):

Executive	Threshold	Target	Maximum
Marc Holliday	100%	200%	300%
Stephen Green	100%	175%	250%
Andrew Mathias	100%	175%	250%

Seventy-five percent of each executive's annual cash bonus was determined in a formulaic manner based on the level of our achievement of a number of performance criteria as compared to the level established in advance by the Committee. The following set forth the specific performance criteria selected for 2015, the relative weighting of each, the threshold, target and maximum performance levels established by the Committee in advance for each, and our actual 2015 results for each:

Performance criteria	2015 Weighting Levels	Threshold	Target	Maximum	2015 Actual Performance
FFO per share	12.5%	$ 6.13	$ 6.22	$ 6.30	$ 6.38
Annual square footage of Manhattan leases signed	12.5%	1,500,000	1,650,000	1,800,000	2,255,733
Mark-to-market on signed Manhattan leases	12.5%	6.0%	9.0%	12.0%	15.3%
Same-store cash NOI growth	12.5%	2.1%	2.6%	3.1%	4.6%
Dividend growth	10.0%	5.0%	7.5%	10%	20.0%
Relative TRS for 2015[1]	7.5%	40th	60th	80th	39th
Absolute TRS for 2015	7.5%	5.0%	7.0%	9.0%	-2.97%

(1)   Relative TRS for 2015 was based on the percentile of our TRS relative to the TRS of the constituents of the SNL US REIT Office Index.

The remaining 25% of each executive's annual cash bonus was determined in the Committee's discretion based on our overall performance and each executive's performance for 2015. In determining this component of each executive's annual cash bonus, the Committee primarily based its decisions on our performance as compared to our initial FFO per share guidance for 2015 and the other specific company goals and objectives for 2015 that were presented at the 2014 investor day conference, which are repeated below:

2015 Goals and Objectives	2015 Results
FFO per share initial guidance of $6.24-$6.30 per share	$6.38 per share
2,200,000 square feet of Manhattan leases signed	2,255,733 sq. ft. signed
96.5% same-store Manhattan portfolio occupancy	97.1%
10-12% mark-to-market on signed Manhattan office leases	15.3%
3.6% same-store cash NOI growth	4.6%
Increase growth portfolio NOI by $30 million	$30.1 million
$400 million of acquisitions of office properties	$2.97 billion
$600 million of office property dispositions	$933 million
$300 million of investments in residential properties	No investments in residential properties
$300 million of investments in retail properties	$382 million
$250 million increase of debt and preferred equity balance	$261.2 million increase
Issue in excess of $250 million index eligible bonds	$100 million of bonds issued
Sign retail anchors for 650 Fifth and 719 Seventh	Did not sign retail anchors
Obtain permit and commence demolition at One Vanderbilt	Permit obtained and demolition commenced
Dispose of more than $100 million of suburban assets	$153 million
Dividend increase of 10% or more	20% increase
Obtain ISS support for say-on-pay proposal at 2015 annual meeting	Did not obtain ISS support
TRS greater than 10%	TRS of -2.97%
TRS in excess of MSCI US REIT Index by 250 basis points	Index -549 basis points

Based on our operational performance, as reflected in the level of our achievement of these goals and objectives, the Committee awarded each of our executives the maximum amount with respect to the discretionary component of our cash bonus program, which was then added to the formulaic component of our cash bonus program.

The following table reflects the 2015 cash bonuses awarded to Messrs. Holliday, Green and Mathias pursuant to our annual cash bonus program, presented based on the maximum percentages of each executive's base salary that can be earned under both the formulaic and discretionary components, as well as the aggregate amounts of the total bonus opportunity earned:

Executive	Max Formulaic (%)	Actual Formulaic (%)[1]	Max Discretionary (%)	Actual Discretionary (%)	Max Cash Bonus (%)	Actual Cash Bonus (%)	Total ($)
Marc Holliday	225.00%	191.25%	75.00%	75.00%	300.00%	266.25%	$2,795,625
Stephen Green	187.50%	160.31%	62.50%	62.50%	250.00%	222.81%	$1,671,093
Andrew Mathias	187.50%	160.31%	62.50%	62.50%	250.00%	222.81%	$1,782,500

(1) Consistent with the timing of prior years' annual cash bonus determinations, payouts and determinations under the annual cash bonus program were made in December 2015 based on a combination of actual results through that point in time and estimates of full year results. Because of a decline in the percentile of our relative TRS from the date these determinations were made in December 2015 to the end of the year, our actual results would have resulted in the percentage payouts that our executives would have received being reduced by the following amounts: Mr. Holliday—11.25%; Mr. Green—10.31%; and Mr. Mathias—10.31%. Consistent with the structure of our annual cash bonus program, the cash bonuses earned by these executives for 2016 will be reduced by these amounts.

Annual Equity Bonuses (Top Three Named Executive Officers)

We also maintain an equity bonus program for our top three named executive officers, which provides annual bonuses that are determined by the Committee, in its discretion, based on the short-term and long-term performance of our Company and the executive, the Committee's view of appropriate annual incentive awards in light of the executive's historical compensation, skill, experience and position, competitive market factors and such other factors as are determined appropriate by the Committee. In making these awards for 2015, the Committee sought to find a balance between (i) acknowledging the significant operational achievements attained during the year, as highlighted above, (ii) ensuring that annual incentive award and total compensation amounts were in line with the prevailing market and adequate to address recruitment and retention needs in the competitive New York City commercial real estate markets

where we actively compete for business opportunities and executive talent with other publicly-traded REITs, private real estate operating companies, opportunity funds and sovereign wealth funds, among others, (iii) continuing to ensure our compensation programs create shoulder-to-shoulder alignment of management and stockholder interests by appropriately rewarding our named executive officers for the attainment of performance achievements that drive long-term value creation and (iv) rewarding our continued superior long-term TRS performance as balanced against our disappointing short-term TRS performance. The differences in compensation awarded to our named executive officers are generally a function of the executive's position and authority, as well as the competitive landscape for executives in similar positions. The table below sets forth the annual equity bonus awards that were granted to each of Messrs. Holliday, Green and Mathias for 2014 and 2015, as approved by the Committee:

Executive	2014 Equity Bonus	2015 Equity Bonus	% Change
Marc Holliday	$ 4,850,000	$ 4,204,375	-13.3%
Stephen Green	$ 2,625,000	$ 2,228,907	-15.1%
Andrew Mathias	$ 3,700,000	$ 3,217,500	-13.0%

The reduction in the amounts of the equity bonus awards for our executives in 2015 as compared to 2014 primarily resulted from our disappointing TRS performance in 2015. The 2015 equity bonuses paid to each of our top three named executive officers listed above were paid in early 2016 in the form of LTIP units that vested upon grant, but

remain subject to a no-sell restriction until two years after their grant date. Our named executive officers received the following number of LTIP units for these equity bonuses: Mr. Holliday—40,153; Mr. Green—21,286; and Mr. Mathias—30,728.

Bonuses to Other Executives

Consistent with our historical practice, annual bonuses for Messrs. DiLiberto and Levine were determined by the Committee in its discretion in substantially the same manner as the equity bonuses for our top three named executive officers. The table below sets forth the annual bonus awards that were granted to Mr. DiLiberto for 2015 and Mr. Levine for 2014 and 2015, as approved by the Committee:

Executive	2014 Bonus	2015 Bonus	% Change
Matthew J. DiLiberto	N/A	$ 1,400,000	N/A
Andrew S. Levine	$ 1,200,000	$ 1,100,000	-8.3%

Similar to the annual equity bonus awards that were granted to our top three named executive officers, annual bonuses for Messrs. DiLiberto and Levine reflected our significant operational achievements for 2015 and our continued superior long-term TRS performance as balanced against our disappointing short-term TRS performance for 2015. The Committee decided to pay Mr. DiLiberto's bonus in cash and Mr. Levine's bonus in the form of LTIP units granted in January 2016 that were vested upon grant, but are subject to a no-sell restriction until two years after the date they were granted. Mr. Levine received 10,505 LTIP units for this bonus.

Long-Term Equity Incentive Awards

Long-term equity incentives have been provided to our named executive officers through the grant of stock options, restricted stock, restricted stock units and/or LTIP units pursuant to our outperformance plans and in connection with new or extended employment agreements. The majority of these awards included performance-based vesting hurdles that must be met in order for recipients to earn them. The grant of equity awards links a named executive officer's compensation and net worth directly to the performance of our stock price as well as the achievement of other performance-based vesting hurdles in some cases, which we believe encourages our named executive officers to make decisions with an ownership mentality and provides alignment of interest with our stockholders. The Committee has made long-term equity incentive awards a central part of our executive compensation program due to these features.

Outperformance Plans

A main component of our long-term equity incentive award program is our outperformance plans. Our outperformance plans provide equity awards to our named executive officers and other employees that are subject to performance-based vesting hurdles based on TRS or stock price appreciation over a multi-year period, eligible for potential acceleration in specific circumstances. In addition to the performance-based vesting hurdles, all of these equity awards have additional time-based vesting provisions of four to five years in the aggregate with principally back-end vesting, based on continued employment, which act as a retention device and provide a strong incentive to the executives to increase stockholder value during the vesting period.

Our outperformance plans are designed to provide strong and direct alignment of our executive's interests with long-term stockholder interests. As a result, historically, we provided a meaningful percentage of our executives' total compensation in the form of equity awards under our outperformance plans. We anticipate continuing to utilize these types of plans as a significant component of our executive compensation program.

To guarantee that our long-term equity incentive awards reward only exceptional returns, our outperformance plans incorporate challenging performance hurdles. During prior periods where stockholders did not realize superior returns, such as during 2008 and 2009, our outperformance plans did not provide payouts. Due to the variable, at-risk nature of our outperformance plans, our executives must truly drive our overall performance and TRS to earn awards. This feature is illustrated by the table below showing our strong TRS during the performance periods of our two previous outperformance plans and the awards earned by our executives pursuant to those plans, as compared to our performance through December 31, 2015 relative to the robust performance hurdles contained in our 2014 Outperformance Plan:

	2010 Notional Unit Long-Term Compensation Plan	2011 Outperformance Plan	2014 Outperformance Plan
Performance Period	Dec. 2009 – Nov. 2012	Sept. 2011 – Aug. 2014	Sept. 2014 – Aug. 2017
Initial Stock Price	$42.37	$73.38	$109.36
Maximum Plan Award	$75.0 million	$85.0 million	610,000 LTIP units
Cumulative Absolute Hurdle Range	25% - 50%	25% - 38%	25% - 50%
Absolute Hurdle Achieved?	YES – 85% TRS ($76.42 + $1.80 dividends)	YES – 54% TRS ($109.36 + $3.92 dividends)	NOT YET – 6.6% TRS for the 16 months ended 12/31/15 ($112.98 + $3.62 dividends)
Cumulative Relative Hurdle Range	N/A	N/A	50th percentile – 75th percentile
Relative Hurdle Achieved?	N/A	N/A	NOT YET – 48th percentile for the 16 months ended 12/31/15

2014 Outperformance Plan

In August 2014, the Committee approved the general terms of our 2014 Outperformance Plan. Under our 2014 Outperformance Plan, participants may earn awards based on our TRS on an absolute basis as well as on a relative basis compared to the constituents of the MSCI US REIT Index, or Index Companies, over a three-year performance period beginning on September 1, 2014 and continuing through August 31, 2017. Awards earned based on absolute TRS will be determined independently of awards earned based on relative TRS.

> In order for participants to earn the full award under our 2014 Outperformance Plan, our TRS during the performance period must equal or exceed **50%**, which would represent total returns to stockholders in excess of **$5 billion**, and be in the **top 25%** of Index Companies.

Our 2014 Outperformance Plan was designed to be complementary to the SL Green Realty Corp. 2011 Long-Term Outperformance Plan, or our 2011 Outperformance Plan, as the baseline stock price for measuring performance under our 2014 Outperformance Plan exceeds the stock price at which maximum stock price appreciation would be achieved under our 2011 Outperformance Plan.

Awards that are earned under our 2014 Outperformance Plan will also be subject to vesting based on continued employment through August 31, 2018, with 50% of the awards earned vesting on August 31, 2017 and the remaining 50% vesting on August 31, 2018. The maximum number of LTIP units that may be earned under our 2014 Outperformance Plan will be 610,000 LTIP units; however, as of the date hereof, the Committee has only granted awards for 426,671 LTIP units and will retain discretion as to whether, or when, it will award the remainder of the total LTIP units.

For each individual award, two-thirds of the LTIP units may be earned based on our absolute TRS and one-third of the LTIP units may be earned based on our relative TRS compared to Index Companies. The table below reflects the minimum and maximum thresholds for both the absolute TRS and relative TRS components:

Absolute TRS	Percentage of Absolute TRS LTIP Units Earned (two-thirds of total)	Relative TRS	Percentage of Relative TRS LTIP Units Earned (one-third of total)
Less than 25%	0%	Below 50th percentile	0%
25%	37.5%	50th percentile	37.5%
50% or higher	100%	75th percentile or greater	100%

The number of LTIP units that are earned if performance is above the minimum thresholds, but below the maximum hurdles, will be determined based on linear interpolation between the percentages earned at the minimum and maximum thresholds.

In the event our performance reaches the maximum absolute TRS or relative TRS hurdle before the end of the three-year performance period, a pro-rata portion of the maximum award may be earned. For each component, if our performance reaches the maximum threshold during the second half of the performance period, participants will earn one-third of the maximum award. If our performance reaches the maximum threshold during the third year of the performance period for a component, participants will earn up to two-thirds of the maximum award that may be earned for that component. Except in the event of a change in control, no awards may be earned during the first half of the performance period and, with respect to the last one-third of the maximum award, no awards may be earned prior to the end of the performance period.

Awards may be earned upon a change in control as follows, but any such awards remain subject to vesting based on continued employment, as set forth above, with acceleration only occurring for a named executive officer in the event of a termination of the executive's employment by us without cause or by the executive for good reason. In the event of a change in control during the first year of the performance period, participants will earn, for each component, the greater of (i) a prorated award based on the attainment of prorated performance hurdles or (ii) a non-prorated award based on attainment of the full, non-prorated performance hurdles, in each case, using the change in control as the end of the performance period. In the event a change in control occurs after the first year of the performance period, awards will be earned for each component based upon the attainment of prorated performance hurdles using the change in control as the end of the performance period.

The awards made to our named executive officers under our 2014 Outperformance Plan also provide that if that executive's employment is terminated by us without cause or by the executive officer for good reason, then the executive officer is treated under our 2014 Outperformance Plan as if he had remained employed by us for 12 months after the date of his termination. If the executive officer's employment terminates due to death or disability, then such termination will be treated in the same manner, for that award recipient, as if a change in control occurred on the date of such termination; provided that any LTIP units earned in connection with death or disability will vest in full as of the date on which they are earned.

Distributions are not payable unless and until awards are earned. If awards are earned under our 2014 Outperformance Plan, each participant will then be entitled to the distributions that would have been paid had the number of earned LTIP units been earned at the beginning of the performance period. Those distributions will be paid in cash or additional LTIP units as determined by the Committee. Thereafter, distributions will be paid currently with respect to all earned LTIP units, whether vested or unvested.

Initial awards under our 2014 Outperformance Plan have been made pursuant to which our named executive officers have the opportunity to earn the following LTIP units:

Executive	Award Opportunity (# of LTIP Units)		
	Threshold	Maximum	Hypothetical Earning Based on Annualized Results through 12/31/2015[1]
Marc Holliday	25,925	69,133	0
Stephen L. Green	8,427	22,473	0
Andrew Mathias	18,300	48,800	0
Matthew DiLiberto	6,621	17,657	0
Andrew S. Levine	4,635	12,360	0

> Robust hurdles demonstrate strong pay for performance alignment. We would need to achieve TRS of **36.6%** and **64.8%** from March 31, 2016 through August 31, 2017 in order for executives to earn the threshold and maximum absolute TSR amounts, respectively, under our 2014 Outperformance Plan.

(1) Represents LTIP units that would have been earned based on our performance from the start of the performance period through December 31, 2015.

Pursuant to our employment agreements with Messrs. Holliday and Mathias, we agreed to allocate at least 22.67% and 16.00%, respectively, of the total awards under our 2014 Outperformance Plan to these executives.

Employment Agreement Awards

The second main component of our long-term equity incentive award program is equity awards granted for retention purposes or in connection with new or extended employment agreements. We typically enter into employment agreements with each of our named executive officers, other than Mr. Green, that have terms of three or four years. In connection with these agreements, we typically grant one or more types of equity awards to our named executive officers that have vesting periods aligned with the terms of these agreements. Vesting of these awards has been based on continued employment and, for a majority of these awards, the achievement of performance hurdles.

In connection with our employment agreements with our named executive officers, we granted equity awards to Messrs. Mathias, DiLiberto and Levine on the effective date of each such agreement. In addition, our employment agreements with Messrs. Holliday and Mathias provided for the granting of the stock options and LTIP units noted in the table below, which, collectively for each of Mr. Holliday

and Mr. Mathias, are scheduled to vest over the three-year term of the agreement. These long-term equity incentive awards were not granted at the time these agreements were entered into; instead, these agreements provided that the executives would be entitled to terminate their employment with us and receive severance payments and benefits if we did not make these grants on or before their scheduled vesting dates. These provisions were included instead of making long-term grants at the time the agreement was entered into, in part, to avoid the distortion in measuring annual compensation that otherwise might have occurred if these grants were all made in the year in which we entered into the agreements. Regardless of the ultimate grant dates, for purposes of evaluating our executive compensation, we believe these awards should be viewed collectively as long-term equity awards vesting over the three-year terms of these agreements (as opposed to three separate awards subject to short-term vesting), which is consistent with how the Committee viewed, and approved of, these awards.

The table below indicates the terms of the employments agreements with Messrs. Holliday, Mathias, DiLiberto and Levine that were in effect during 2015 and summarizes the terms and grant dates of the long-term equity incentive awards made, or to be made, to our named executive officers pursuant to these employment agreements.

Messrs. Holliday and Mathias amended their employment agreements in 2014 such that 100% of the future LTIP unit awards granted under these employment agreements were subject to performance-based vesting hurdles, with restructured hurdles that are more difficult to achieve than those originally established, as set forth in the table below.

MARC HOLLIDAY (JANUARY 18, 2013 – JANUARY 17, 2016)

	Equity Award	# of Shares/Units	Grant Date	Description[1]
	Stock options	200,000	2013	One-third vesting on 1/17/14, 1/17/15 and 1/17/16; 50% expires 5 years after grant; 50% expires 10 years after grant
Three-Year vesting	Performance-based and time-based LTIP units	87,870	2014	Vesting 1/17/14; 60% subject to performance-based vesting contingent upon achievement of either 7% increase in FFO, 7% TRS or TRS in the top 40% of the MSCI US REIT Index, for the prior year (or on a cumulative basis from 2013); two-year post-vesting no-sale
	Performance-based LTIP units	87,870	2015	Vesting 1/17/15 and 1/17/16, respectively; vesting contingent upon achievement of either 8% increase in FFO, 8% TRS or TRS in the top 35% of the MSCI US REIT Index, for the prior year (or on a cumulative basis from 2013); two-year post-vesting no-sale
	Performance-based LTIP units	87,870	2016	

ANDREW MATHIAS (JANUARY 1, 2014 – DECEMBER 31, 2016)[2]

	Equity Award	# of Shares/Units	Grant Date	Description[1]
	Stock options	130,000	2013	One-third vesting on 12/31/14, 12/31/15 and 12/31/16; 50% expires 5 years after grant; 50% expires 10 years after grant
Three-Year vesting	Performance-based and time-based LTIP units	58,666	2014	Vesting 12/31/14; 60% subject to performance-based vesting contingent upon achievement of either 7% increase in FFO, 7% TRS or TRS in the top 40% of the MSCI US REIT Index, for the prior year (or on a cumulative basis from 2014); two-year post-vesting no-sale
	Performance-based LTIP units	58,667	2015	Vesting 12/31/15 and 12/31/16, respectively; vesting contingent upon achievement of either 8% increase in FFO, 8% TRS or TRS in the top 35% of the MSCI US REIT Index, for the prior year (or on a cumulative basis from 2014); two-year post-vesting no-sale
	Performance-based LTIP units	58,667	2016	

MATTHEW DILIBERTO (JANUARY 1, 2015 – JANUARY 1, 2018)

Equity Award	# of Shares/Units	Grant Date	Description[1]
Time-based LTIP units	13,000	2014	6,000 LTIP units vesting 1/1/16 and 3,500 LTIP units vesting on each of 1/1/17 and 1/1/18
Performance-based LTIP units	7,000	2014	One-half vesting on each of 1/1/17 and 1/1/18; vesting contingent upon achievement of either 8% increase in FFO, 8% TRS or TRS in the top 35% of the MSCI US REIT Index, for the prior year (or on a cumulative basis from 2015)

ANDREW S. LEVINE (JANUARY 1, 2013 – JANUARY 1, 2016)

Equity Award	# of Shares/Units	Grant Date	Description[1]
Time-based LTIP units	21,000	2013	One-third vesting on 1/1/14, 1/1/15 and 1/1/16
Performance-based LTIP units	21,000	2013	One-third vesting on 1/1/14, 1/1/15 and 1/1/16; vesting contingent upon achievement of either 7% increase in FFO, 7% TRS or TRS in the top 40% of the MSCI US REIT Index, for the prior year (or on a cumulative basis from 2013)

(1) Performance-based LTIP units not earned in one year will vest on a subsequent vesting date occurring during the term of employment if the performance hurdle is met based on cumulative performance through a subsequent calendar quarter (for awards granted to Messrs. Holliday and Mathias) or year (for awards granted to Messrs. DiLiberto and Levine) occurring prior to such vesting date.

(2) Excludes additional allocations of awards under our outperformance plans that were made to Mr. Mathias in connection with his employment agreement.

In 2016, we entered into new employment agreements with each of Messrs. Holliday and Levine following the expiration of their prior employment agreements. The structure of Mr. Holliday's new employment agreement was similar to his prior employment agreement in that the long-term equity incentive awards to be made to Mr. Holliday were not granted at the time this agreement was entered into and, instead, these agreements provided that Mr. Holliday would be entitled to terminate his employment with us and receive severance payments and benefits if we did not make these grants on or before their scheduled vesting dates. However, unlike Mr. Holliday's prior agreement, he is no longer entitled to receive ungranted performance-based LTIP units upon a termination for good reason or without cause, except where such termination also occurs in connection with a change-in-control. The table below indicates the terms of these employment agreements and summarizes the terms and grant dates of the long-term equity incentive awards made, or to be made, to Messrs. Holliday and Levine pursuant to these employment agreements.

MARC HOLLIDAY (JANUARY 18, 2016 – JANUARY 17, 2019)

Equity Award	# of Shares/Units	Grant Date	Description[1]
Stock options	105,000	2016	Vesting one-year after grant date, which grant is to occur on or before 7/1/16; 50% expires 5 years after grant; 50% expires 10 years after grant
Stock options	105,000	2017	Vesting one-year after grant date, which grant is to occur one year after the 2016 grant; 50% expires 5 years after grant; 50% expires 10 years after grant
Performance-based LTIP units	76,980	2017	Vesting 1/17/17, 1/17/18 and 1/17/19, respectively, contingent on achievement of performance hurdle; from 50-100% vesting based on achievement of either annual FFO growth or TRS of 5-8% per year or TRS in the top 35-50% of the MSCI US REIT Index, respectively, for the prior year (or on a cumulative basis from 2016 through such year or a subsequent quarter during the term); no vesting unless the 50% threshold performance criteria described above is met; two-year post-vesting no-sale
Performance-based LTIP units	61,584	2018	
Performance-based LTIP units	61,584	2019	

ANDREW S. LEVINE (JANUARY 1, 2016 – JANUARY 1, 2019)

Equity Award	# of Shares/Units	Grant Date	Description[1]
Time-based LTIP units	18,000	2016	One-third vesting on 1/1/17, 1/1/18 and 1/1/19
Performance-based LTIP units	18,000	2016	One-third vesting on 1/1/17, 1/1/18 and 1/1/19 contingent on achievement of performance hurdle; from 50-100% vesting based on achievement of either annual FFO growth or TRS of 5-8% per year or TRS in the top 35-50% of the MSCI US REIT Index, respectively, for the prior year (or on a cumulative basis from 2016 through such year or a subsequent quarter during the term); no vesting unless the 50% threshold performance criteria described above is met

(1) Performance-based LTIP units not earned in one year will vest on a subsequent vesting date occurring during the term of employment if the performance hurdle is met based on cumulative performance through a subsequent calendar quarter occurring prior to such vesting date.

Other Compensation Policies and Information

How We Determine Executive Compensation

The Committee determines compensation for our named executive officers and is comprised of three of our independent directors, John H. Alschuler (Chairman), Edwin Thomas Burton, III and John S. Levy.

Independent Compensation Consultant/Compensation Process

The Committee retained Gressle & McGinley LLC as its independent outside compensation consulting firm and engaged Gressle & McGinley LLC to provide the Committee with relevant data concerning the marketplace, our peer group and its own independent analysis and recommendations concerning executive compensation. Gressle & McGinley LLC regularly participates in Compensation Committee meetings. Gressle & McGinley LLC does not provide any additional services to the Committee and does not provide any services to the Company other than to the Committee. Their sole role is as an independent consulting firm to advise the Committee with respect to the compensation of our named executive officers. The ultimate determination of total compensation and the elements that comprise that total compensation is made solely by the Committee.

With respect to our named executive officers, the Committee solicits recommendations from our Chief Executive Officer regarding total compensation, the allocation of this compensation among base salary, annual bonus amounts and other long-term incentive compensation, as well as the portion of overall compensation to be provided in cash or equity. Our Chairman also advises the Committee on these matters as they pertain to the compensation of our Chief Executive Officer. FTI Consulting, Inc., or FTI Consulting, is retained by our management as a general business advisor and provides services to the Company in a number of areas, including compensation. FTI Consulting, which has relationships with certain officers of the Company, provides market data to our Chief Executive Officer and Chairman, which they review when considering their compensation recommendations. The recommendations with respect to compensation are formulated by our Chief Executive Officer and Chairman and are communicated to the Committee by them. The Committee is also provided with the market data compiled by FTI Consulting and its recommendations with respect to the compensation of our named executive officers. The other named executive officers do not play a role in determining their own compensation, other than discussing their performance with our Chief Executive Officer.

All final determinations of compensation for our named executive officers are made solely by the Committee.

The Committee meets during the year to evaluate executive performance, to monitor market conditions in light of our goals and objectives, to solicit input from our independent compensation consultant on market practices, including peer group pay practices and new developments, and to review our executive compensation practices. As part of these meetings, in formulation of its executive compensation policies and practices for 2015, the Committee reviewed then-existing policies of certain of our institutional investors, Institutional Shareholder Services, Inc., or ISS, Glass Lewis & Co LLC and other governance groups, as well as feedback provided by such groups in prior year proxy research reports. The Committee is currently engaged with stockholders, as discussed above, and annually reviews our executive compensation policies and practices to ensure that such policies are in line with current market practices and stockholders' best interests. The Committee makes regular reports to the Board.

Peer Group Benchmarking

In 2015, as in prior years, the Committee reviewed various peer compensation information in connection with its compensation decisions, primarily focused on the chief executive officer's compensation. The Committee did not use this peer information to target a particular percentile for our Chief Executive Officer's total compensation for 2015, but rather used this information to confirm that our Chief Executive Officer's total compensation for 2015 was within an appropriate range of the total compensation received by the chief executive officers of these peers, considering relative size and performance. With respect to size, we ranked above the median of these peers with respect to common equity market capitalization and total revenue.

The Committee reviewed 2014 total compensation information for the chief executive officers of a New York City traditional REIT peer group and the top 25 and top 50 public REITs. The Committee utilized a New York City-based peer group given the unique characteristics of the New York City real estate marketplace in which we conduct substantially all of our business, which is one of the most competitive in the world from both a business and compensation perspective. The following companies were included in the New York City traditional REIT peer group that the Committee reviewed:

NYC Traditional REIT Peer Group
- Alexandria Real Estate Equities, Inc.
- Boston Properties, Inc.
- Brookfield Asset Management, Inc.
- General Growth Properties, Inc.
- iStar Financial
- Ladder Capital Corp.
- NorthStar Asset Management Group Inc.
- Vornado Realty Trust

Our direct New York City competitors, both in terms of real estate business and talent, are not limited to other public REITs doing business in New York City. Rather, the Committee also views our competitors as consisting of top performing hedge funds, international investors, large private firms and others that may have equal or greater financial resources, including access to cost-efficient capital. The Committee believes that the top real estate principals of these non-REIT companies typically receive substantially higher compensation than chief executive officers of public REITs. However, based on feedback from our stockholders, we removed all New York City-based asset managers from our peer group in 2015 and committed, on a going forward basis, to review compensation based on our New York City traditional REIT peer group and a national office REIT index.

Due to the limited number of REITs with an executive chairman who does not also serve as the chief executive officer, the Committee also reviewed information from the following REITs that have an executive serving in this role in order to assist the Committee with its compensation determinations for our Executive Chairman: Boston Properties, Inc.; CBL & Associates Properties, Inc.; Colony Financial, Inc.; Hyatt Hotels Corporation; Kimco Realty Corporation; Marriott International, Inc.; Pennsylvania Real Estate Investment Trust; and RLJ Lodging Trust.

Analysis of Risk Associated with Our Executive Compensation Plans

In setting compensation, we also consider the risks to our stockholders and to achievement of our goals that may be inherent in the executive compensation program. We concluded that it is not reasonably likely that our compensation policies and practices will have a material adverse effect on us.

Although a significant portion of our executive's compensation is performance-based and "at-risk," we believe our executive compensation programs are appropriately structured and do not pose a material risk to the Company. We considered the following elements of our executive compensation plans and policies when evaluating whether such plans and policies encourage our executives to take unreasonable risks:

- We evaluate performance based upon the achievement of a variety of business objectives and goals including, by way of example, FFO growth, occupancy and leasing rates, TRS performance (both on an absolute and relative basis), real estate investment activity, the strength of our credit profile, and capital markets executions that we believe correlate to long-term creation of stockholder value and that are affected by management decisions;

- We adopted a balanced approach to equity compensation that incorporates the use of various equity-based compensation vehicles. By utilizing a balanced equity compensation mix comprised of several different types of equity-based compensation vehicles, including full value equity awards that retain value even in a depressed market, we lessen the likelihood that executives will take unreasonable risks to keep their equity awards "in-the-money," as may be the case with equity compensation programs that rely solely on leveraged market-based equity compensation vehicles such as stock options;

- We provide a significant portion of incentive compensation in the form of Long-Term Incentive Awards, such as awards that may be earned under our 2014 Outperformance Plan. The amounts that ultimately may be earned under this program are tied to how we perform over a three-year period, which focuses management on sustaining our long-term performance;

- We structure payouts under our performance-based awards based on achieving a minimum level of performance, so that some compensation is awarded at levels below full target achievement rather than an "all-or-nothing" approach;

- We consider non-financial and other qualitative performance factors in determining actual compensation payouts;

- We provide a significant portion of each executive's annual compensation in the form of equity-based compensation, which results in our executives having built sizable holdings of equity in the Company. We note that executives are required to maintain sizable holdings of equity in the Company under the terms of our stock ownership guidelines, which aligns an appropriate portion of their personal wealth to our long-term performance; and

- We adopted a policy for recoupment of incentive payments made to our executives, including our named executive officers, if payment was based on having met or exceeded performance expectations during a period of fraudulent activity for which the executive is responsible.

In conclusion, our executive compensation program is structured so that (i) we avoid the type of disproportionately large short-term incentives that could encourage executives to take risks that may not be in our long-term interests, (ii) we provide incentives to manage the Company for long-term performance, (iii) we have adopted a policy for recoupment of incentive payments under certain circumstances and (iv) a significant amount of the wealth of our executives is tied to our long-term success. We believe this combination of factors encourages our executives to manage the Company in a prudent manner.

Perquisites and Other Personal Benefits

We do not provide significant perquisites or personal benefits to our named executive officers, except that we reimburse our Chief Executive Officer, Chairman and President for costs associated with automobiles they lease for personal use. Additionally, we provide our Chairman with a full-time driver and our Chief Executive Officer receives certain insurance benefits. The costs of these benefits constitute only a small percentage of the applicable executive's compensation.

Employment Agreements

As noted above, we have employment agreements with all of our named executive officers. All of the employment agreements with our named executive officers provide for, among other things, severance payments and benefits and acceleration of equity awards in connection with certain qualified terminations. In return, each of our named executive officers has agreed to non-compete, non-solicitation, non-interference and confidentiality provisions. For each of our executives, we believe that, because the severance level is negotiated up front, it makes it easier for us to terminate these executives without the need for protracted negotiations over severance. We also believe that providing pre-negotiated severance benefits for all of our executives in the event they are terminated without cause or terminate their employment for good reason following a change in control helps to further align the interests of our executives and our stockholders in the event of a potentially attractive proposed change in control transaction following which one or more of our executives may be expected to be terminated. See "Executive Compensation—Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control" for a summary of the employment agreements with our named executive officers.

Clawback Policy

The Board adopted a clawback policy under which any incentive payments made to a named executive officer on the basis of having met or exceeded performance targets during a period of fraudulent activity for which such executive is found personally responsible may be recouped by the Company.

Anti-hedging Policy

The Board has adopted a policy prohibiting all of our executive officers and directors from engaging in hedging transactions with respect to our securities. Pursuant to this policy, our executive officers and directors may not engage in hedging transactions with respect to our securities (including, without limitation, partnership interests in our operating partnership) through puts, calls, covered calls, synthetic purchases, collars, other derivative securities of the Company or otherwise at any time. Prior to the adoption of this policy, none of our executive officers or directors were engaging in any hedging transactions with respect to our securities, and this policy was adopted to formally reflect the practices that our executive officers and directors had already been observing.

Other Matters

Tax Treatment. The Committee reviews and considers the tax efficiency of executive compensation as part of its decision-making process. Section 162(m) of the IRC generally limits the deductibility of compensation over $1 million to a corporation's named executive officers. We are a real estate investment trust and therefore generally does not pay income taxes. In addition, our named executive officers provide most of their services to our operating partnership. We received a private letter ruling from the Internal Revenue Service to the effect that the deduction limitation of Section 162(m) does not apply with respect to compensation to our named executive officers for services rendered to our operating partnership. As a result, the amounts and form of compensation that we provide to our named executive officers is not materially impacted by Section 162(m) of the IRC.

LTIP units. Under our 2014 Outperformance Plan, in lieu of issuing shares of restricted stock, we issued a separate class of units of limited partnership interest in our operating partnership, which we refer to as LTIP units. We also used LTIP units for the equity bonuses that we granted to our named executive officers for 2015 and as equity awards granted in connection with new or extended employment agreements or the provisions of such agreements. LTIP units are similar to common units in our operating partnership, which generally are economically equivalent to shares of our common stock, except that the LTIP units are structured as "profits interests" for U.S. federal income tax purposes under current federal income tax law. As profits interests, LTIP units generally only have value, other than with

respect to the right to receive distributions, if the value of the assets of our operating partnership increases between the issuance of LTIP units and the date of a book-up event for partnership tax purposes. If the value of the assets of our operating partnership increases sufficiently, the LTIP units can achieve full parity with common units in our operating partnership. If such parity is achieved, LTIP units may be converted, subject to the satisfaction of applicable vesting conditions, on a one-for-one basis into common units, which in turn are redeemable by the holder for cash or, at our election, on a one-for-one basis into shares of our common stock. LTIP units are not entitled to distributions prior to being earned based on achievement against the performance-based hurdles contained in these plans. Once earned, these LTIP units, whether vested or unvested, entitle the holder to receive distributions per unit from our operating partnership that are equivalent to the dividends paid per share on our common stock.

LTIP units are intended to offer executives substantially the same long-term incentive as shares of restricted stock, with more favorable U.S. federal income tax treatment available for "profits interests" under current federal income tax law. More specifically, one key disadvantage of restricted stock is that executives are generally taxed on the full market value of a grant at the time of vesting, even if they choose to hold the stock. Conversely, under current federal income tax law, an executive would generally not be subject to tax at the time of issuance or vesting of an LTIP unit but only when he or she chooses to liquidate his or her LTIP units. Therefore, an executive who wishes to hold his or her equity awards for the long term can generally do so in a more tax-efficient manner with LTIP units. In light of the trade-offs between increased tax efficiency and incremental economic risk relating to the structure of the LTIP units as profits interests due to their only having value upon a book-up event as described above as compared to restricted stock, we chose to use LTIP units for our 2014 Outperformance Plan. We believe that the use of LTIP units in these plans has (i) enhanced our equity-based compensation package overall, (ii) advanced the goal of promoting long-term equity ownership by executives, (iii) not adversely impacted dilution as compared to restricted stock, and (iv) further aligned the interests of our executives with the interests of our stockholders. We also believe that these benefits outweigh the loss of the U.S. federal income tax business-expense deduction from the issuance of LTIP units, as compared to restricted stock.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information regarding the compensation paid to the individuals who served as our Chief Executive Officer and Chief Financial Officer during our 2015 fiscal year and each of our three most highly compensated executive officers, other than our Chief Executive Officer and Chief Financial Officer, whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2015, or collectively, the "named executive officers."

Name And Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	Stock Awards[1][2] ($)	Option Awards ($)	All Other Compensation[3] ($)	Total ($)
Marc Holliday	2015	$ 1,050,000	$ 787,500	$ 2,008,125	$ 19,159,050	—	$ 43,074	$ 23,047,749
Chief Executive	2014	$ 1,050,000	—	$ 1,102,500	$ 14,160,346	—	$ 41,215	$ 16,354,061
Officer	2013	$ 1,050,000	$ 1,100,000	—	$ 6,632,200	$ 3,849,590	$ 38,938	$ 12,670,728
Stephen L. Green	2015	$ 750,000	$ 468,750	$ 1,202,343	$ 3,962,493	—	$ 170,490	$ 6,554,076
Chairman of the	2014	$ 750,000	—	—	$ 4,468,371	—	$ 173,992	$ 5,392,363
Board	2013	$ 750,000	—	—	$ 4,543,356	—	$ 148,389	$ 5,441,745
Andrew Mathias	2015	$ 800,000	$ 500,000	$ 1,282,500	$ 13,436,852	—	$ 26,790	$ 16,046,132
President	2014	$ 800,000	—	—	$ 10,188,264	—	$ 7,800	$ 10,996,064
	2013	$ 750,000	—	—	$ 5,370,869	$ 3,136,874	$ 28,863	$ 9,286,606
Matthew DiLiberto Chief Financial Officer	2015	$ 400,000	$ 1,400,000	—	—	—	$ 7,950	$ 1,807,950
Andrew S. Levine	2015	$ 500,000	—	—	$ 873,342	—	$ 7,950	$ 1,381,292
Chief Legal Officer	2014	$ 490,000	—	—	$ 2,033,308	—	$ 7,800	$ 2,531,108
and General Counsel	2013	$ 475,000	$ 100,000	—	$ 3,264,228	$ 592,749	$ 7,650	$ 4,439,627

(1) For 2015, includes the full grant date fair values of the executives' allocations in our 2014 Outperformance Plan, which were as follows: Mr. Holliday—$4,884,667; Mr. Mathias—$3,448,000; Mr. Green—$1,587,895; and Mr. Levine—$873,342. These awards are contingent upon our achievement of absolute TRS (two-thirds) and relative TRS (one-third) over a three-year measurement period ending August 31, 2017. Based on our performance as of December 31, 2015, these awards would have been forfeited in full. For the two-thirds of the awards that are subject to absolute TRS, we would need to achieve TRS of 36.6% and 64.8% from March 31, 2016 through August 31, 2017 in order for executives to earn the threshold and maximum absolute TSR amounts, respectively, under these awards.

(2) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the full grant date fair value of stock awards issued to the executives in 2015, 2014 and 2013, respectively. In accordance with SEC disclosure requirements, the amounts for 2015 and 2014 include the full grant date fair value of the executives' allocations in our 2014 Outperformance Plan and our 2011 Outperformance Plan granted during such years. The grant date fair value of such awards is computed in accordance with ASC 718, "Compensation-Stock Compensation" by the use of Monte Carlo simulation models that consider the probable outcomes of the market-based performance conditions governing such awards. For the awards granted under our 2014 Outperformance Plan during 2015, the Monte Carlo simulation model used an assumed stock price volatility level of 21.0% on the Company's common stock and a risk-free interest rate of 0.88%. For the awards granted under our 2011 Outperformance Plan during 2014, the Monte Carlo simulation model used an assumed stock price volatility level of 19.0% on the Company's common stock and a risk-free interest rate of 0.08%. The actual value of awards with respect to (i) our 2014 Outperformance Plan will be contingent upon our attainment of absolute and relative stockholder return metrics over a three-year measurement period ending August 31, 2017 and (ii) our 2011 Outperformance Plan was contingent upon the attainment of stockholder return targets over a three-year measurement period ending August 31, 2014. Assuming that maximum performance is achieved under our 2014 Outperformance Plan, the value at the grant date of the awards made under our 2014 Outperformance Plan during 2015 would each have been as follows: Mr. Holliday—$8,829,667; Mr. Green—$2,870,252; Mr. Mathias—$6,232,736; and Mr. Levine—$1,578,619, respectively.

(3) The table and footnotes below show the components of this column for 2014, which include certain perquisites such as Company 401(k) matching contributions.

Name	Year	All Other Compensation ($)
Marc Holliday	2015	$ 43,074[a]
Stephen L. Green	2015	$ 170,490[b]
Andrew Mathias	2015	$ 26,790[c]
Matthew DiLiberto	2015	$ 7,950[d]
Andrew S. Levine	2015	$ 7,950[e]

a) Represents (i) the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($7,950), (ii) leased car payments ($22,812) and (iii) life insurance premiums ($12,312). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

b) Represents leased car ($26,682) and full-time driver payments ($140,808). Mr. Green is the only officer in the Company provided with a full-time driver, which allows him to use his time efficiently for business purposes during his travel time, and it is the Company's policy to not provide such perquisite to any officer other than Mr. Green.

c) Represents the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($7,950) and leased car payments ($18,840). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

d) Represents the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($7,950). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

e) Represents the Company's matching contributions with respect to amounts earned by the named executive officer under our 401(k) plan ($7,950). The Company's 401(k) matching contributions are credited in the year subsequent to which employees make their contributions.

2015 Grants of Plan-Based Awards

The following table sets forth certain information with respect to each grant of an award made to a named executive officer in the fiscal year ended December 31, 2015.

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Award (#) Threshold ($/#)	Target ($/#)	Maximum ($/#)	Estimated Future Payouts Under Equity Incentive Plan Award (#) Threshold ($/#)	Target ($/#)	Maximum ($/#)	All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards ($)
Marc Holliday	01/12/2015	01/12/2015	—	—	—	—	—	—	45,832[1]	$ 4,682,930
	01/12/2015	01/12/2015	—	—	—	—	—	—	87,870[2]	$ 8,978,205
	01/12/2015	01/12/2015	—	—	—	25,925[3]	25,925[3]	69,133[3]	—	$ 4,884,667
	01/18/2015	09/10/2013	—	—	—	—	—	—	4,791[4]	$ 613,248
	N/A	N/A	$ 787,500[7]	$ 1,575,000[7]	$ 2,362,500[7]	—	—	—	—	—
Stephen L. Green	01/01/2015	12/09/2009	—	—	—	—	—	—	1,233[5]	$ 146,752
	01/12/2015	01/12/2015	—	—	—	—	—	—	21,804[1]	$ 2,227,846
	01/12/2015	01/12/2015	—	—	—	8,427[3]	8,427[3]	22,473[3]	—	$ 1,587,895
	N/A	N/A	$ 562,500[7]	$ 984,375[7]	$ 1,406,250[7]	—	—	—	—	—
Andrew Mathias	01/01/2015	11/08/2013	—	—	—	—	—	—	3,699[5]	$ 440,255
	01/12/2015	01/12/2015	—	—	—	—	—	—	32,952[1]	$ 3,366,904
	01/12/2015	01/12/2015	—	—	—	58,667[6]	58,667[6]	—	—	$ 6,181,683
	01/12/2015	01/12/2015	—	—	—	18,300[3]	18,300[3]	48,800[3]	—	$ 3,448,000
	N/A	N/A	$ 600,000[7]	$ 1,050,000[7]	$ 1,500,000[7]	—	—	—	—	—
Matthew DiLiberto	—	—	—	—	—	—	—	—	—	—
Andrew S. Levine	01/12/2015	01/12/2015	—	—	—	4,635[3]	4,635[3]	12,360[3]	—	$ 873,342

(1) This grant of LTIP units vested immediately upon grant, but remains subject to a two-year restriction on transfer from the date of grant.

(2) This grant of LTIP units was awarded in connection with Mr. Holliday's employment agreement and was to be subject to vesting based on the achievement of any of the following financial performance goals during 2014 (or on a cumulative basis beginning with 2013 through the end of 2014 or 2015) and continued employment through January 17th of the year following the year as of which the financial performance goals are achieved: (i) 8% or greater increase in FFO on a per-share basis, (ii) 8% or greater TRS or (iii) TRS or percentage increase in FFO per share in the top 35% of a peer group of companies determined each year by our Compensation Committee. This grant is presented in the "All Other Stock Awards: Number of Shares of Stock or Units" column instead of the "Estimated Future Payouts Under Equity Incentive Plan Award" column, because the grant occurred after performance-based vesting was achieved. Once vested, these LTIP units remain subject to a restriction on transfer until the earlier of two years after vesting, termination of employment or a change in control.

(3) Represents awards made under the 2014 Outperformance Plan. See "Executive Compensation—Compensation Discussion and Analysis—SL Green Realty Corp. 2014 Outperformance Plan" for a description of the terms of the 2014 Outperformance Plan. The "Maximum ($/#)" column represents the maximum number of LTIP Units that could be earned under the 2014 Outperformance Plan with respect to the portion of the awards that were granted in 2015 to the named executive officers, which would be earned if we achieved (i) absolute TSR return of 50% or greater and (ii) relative TSR in the 75th percentile or greater of a selected peer group, in each case during the performance period under the 2014 Outperformance Plan. The "Threshold ($/#)" column and the "Target ($/#)" column represent the number of LTIP units that would be earned if we achieved (i) absolute TSR of 25% and (ii) relative TSR in the 50th percentile of a selected peer group during the performance period under the 2014 Outperformance Plan, representing the minimum performance that would entitle recipients to awards under the 2014 Outperformance Plan, which our Compensation Committee viewed as the target performance goal when approving the 2014 Outperformance Plan awards. If our absolute and relative

performance for the three-year performance period applicable to these awards continues to be the same as we experienced from the beginning of the performance period through December 31, 2015, our named executive officers will not earn any LTIP units under these awards. Fifty percent of the LTIP units earned will be subject to one additional year of time-based vesting.

(4) This grant of notional stock units was subject to vesting based on continued employment through January 17, 2016. Each stock unit represents the contingent right to receive the value of one share of common stock in accordance with the terms of a deferred compensation agreement.

(5) This grant of notional stock units was subject to vesting based on continued employment through December 31, 2015. Each stock unit represents the contingent right to receive the value of one share of common stock in accordance with the terms of a deferred compensation agreement.

(6) This grant of LTIP units was awarded in connection with Mr. Mathias's employment agreement and was subject to vesting based on the achievement of any of the following financial performance goals during 2015 (or on a cumulative basis beginning with 2014 through the end of 2015 or 2016) and continued employment through the end of the year as of which the financial performance goals are achieved: (i) 8% or greater increase in FFO on a per-share basis, (ii) 8% or greater TRS or (iii) TRS or percentage increase in FFO per share in the top 35% of a peer group of companies determined each year by our Compensation Committee. Once vested, these LTIP units remain subject to a restriction on transfer until the earlier of two years after vesting, termination of employment or a change in control. The "Maximum ($/#)" column represents the maximum number of LTIP units that could be earned. The "Target ($/#)" column represents the number of LTIP units that would be earned if the performance goals are achieved. The LTIP units only provide for a single level of performance. Accordingly, the "Threshold($/#)" subcolumn is not applicable.

(7) Represents cash payouts that were possible pursuant to the formulaic component of our annual cash bonus program for 2015. See "Compensation Discussion and Analysis—Annual Incentive Awards—Annual Cash Bonus Program (Top Three Named Executive Officers)" for a description of these awards.

Grants of all equity awards were made pursuant to the 2005 Plan. LTIP units that are only subject to time-based vesting based on continued employment through a specified date (and have not been forfeited) generally entitle executives to receive cash dividends, dividend equivalents or distributions whether or not then vested. LTIP units that are subject to performance-based vesting hurdles accrue cash dividends, dividend equivalents or distributions prior to the achievement of these hurdles, and such accrued amounts are only paid to the executives if and when the performance hurdles are met.

See "Potential Payments Upon Termination or a Change-in-Control" below, for a discussion regarding potential acceleration of the equity awards and a description of the material terms of each named executive officer's employment agreement.

Outstanding Equity Awards at Fiscal Year-End 2015

The following table sets forth certain information with respect to all outstanding equity awards held by each named executive officer at the fiscal year ended December 31, 2015.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)[1]	Market Value of Shares or Units of Stock That Have Not Vested[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units or Other Rights that Have Not Vested[2]
Marc Holliday	66,666[5]	33,334[5]	$ 76.65	01/02/2018	9,778	$ 1,104,718	—	—
	66,666[5]	33,334[5]	$ 76.65	01/02/2023	—	—	30,913[3][4]	$ 3,492,551
Stephen L. Green	—	—	—	—	2,201	$ 248,669	10,628[3][4]	$ 1,200,751
Andrew Mathias	43,333[6]	21,667[6]	$ 91.43	11/08/2018	3,779	$ 426,951	—	—
	43,333[6]	21,667[6]	$ 91.43	11/08/2023	—	—	22,081[3][4]	$ 2,494,711
Matthew DiLiberto	10,000	20,000	$ 90.15	12/12/2018	13,646	$ 1,541,725	—	—
	—	—	—	—	—	—	14,269[3][4]	$ 1,612,112
Andrew S. Levine	4,166[7]	8,334[7]	$ 90.15	12/12/2018	14,925	$1,686,227	—	—
	4,166[7]	8,334[7]	$ 90.15	12/12/2023	—	—	5,561[3][4]	$ 628,282

(1) For each of our named executive officers, includes the following:

Executive	Notional Stock Units [a]	LTIP Units [b]	Performance-Based Employment Agreement LTIP Units [c]	Time-Based Employment Agreement LTIP Units [d]
Marc Holliday	4,791	4,987	—	—
Stephen L. Green	—	2,201	—	—
Andrew Mathias	—	3,779	—	—
Matthew DiLiberto	—	646	—	13,000
Andrew S. Levine	—	925	7,000	7,000

(a) Represents notional stock units, each of which represents the contingent right to receive the value of one share of common stock in accordance with the terms of a deferred compensation agreement. These notional stock units vested on 01/17/2016. Vested notional stock units are settled in cash no later than 30 days following the earliest of (i) Mr. Holliday's death, (ii) the date of Mr. Holliday's separation from service with us, and (iii) the effective date of a Change-in-Control (as defined in the deferred compensation agreement).

(b) Represents LTIP units that vest on 6/30/2016 based on 2015 performance, subject to continued employment through such dates.

(c) Represents LTIP units that vested on 01/01/2016 based on 2015 performance.

(d) For Mr. DiLiberto, represents 6,000 LTIP units that vested on 01/01/2016 and 7,000 LTIP units, of which one-half is scheduled to vest on January 1, 2017 and one-half is scheduled to vest on January 1, 2018, subject to continued employment through such dates. For Mr. Levine, represents LTIP units that vested on 01/01/2016.

(2) Based on a price of $112.98 per share/unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2015. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock.

(3) Includes the following LTIP Units that vest on 06/30/2017, subject to continued employment through such date and the achievement of either an 8% per year increase in FFO per share or TRS in the top 35% of the constituents of the MSCI US REIT Index in the year prior to the applicable vesting date or on a cumulative basis from 2014 through the year prior to the applicable vesting date: Mr. Holliday—4,988 LTIP units; Mr. Green—2,201 LTIP units; Mr. Mathias—3,781 LTIP units; Mr. DiLiberto—646 LTIP units; and Mr. Levine—926 LTIP units.

(4) Includes the following LTIP units, which represents the number of LTIP units that will be earned under the 2014 Outperformance Plan if we achieve both 25% or greater absolute TSR and relative TSR in the 50th percentile or higher during the three-year performance period under the 2014 Outperformance Plan: Mr. Holliday—25,925 LTIP units; Mr. Green—8,427 LTIP units; Mr. Mathias—18,300 LTIP units; Mr. DiLiberto—6,621 LTIP units; and Mr. Levine—4,635 LTIP units. If our absolute and relative performance for the three-year performance period applicable to these awards continues to be the same as we experienced from the beginning of the performance period through December 31, 2015, our named executive officers will not earn any LTIP units under these awards. As a result, in accordance with SEC rules, the table reflects the number of LTIP units that would be earned if the "threshold" performance goal was achieved. For Mr. DiLiberto, also includes 7,000 LTIP units that are scheduled to vest one-half on 01/01/2017 and one-half on 01/01/2018, based on the attainment of specified performance goals during the vesting period and subject to continued employment through such dates.

(5) Reflects an award of 100,000 stock options that expire five years after the date of grant and an award of 100,000 stock options that expire 10 years after the date of grant, of which one-third of each vested on 01/17/2014, one-third of each vested on 01/17/2015 and the remaining one-third of each is scheduled to vest on 01/17/2016, subject to continued employment through such date.

(6) Reflects an award of 65,000 stock options that expire five years after the date of grant and an award of 65,000 stock options that expire 10 years after the date of grant, of which one-third of each vested on 12/31/2014, one-third of each vested on 12/31/2015 and the remaining one-third of each is scheduled to vest on 12/31/2016, subject to continued employment through such date.

(7) Reflects an award of 12,500 stock options that expire five years after the date of grant and an award of 12,500 stock options that expire 10 years after the date of grant, of which one one-third of each vested on 01/01/2015 and an additional one-third of each is scheduled to vest on each of 01/01/2016 and 01/01/2017, subject to continued employment through such dates.

2015 Option Exercises and Stock Vested

None of our named executive officers exercised any stock options during 2015. The following table sets forth certain information with respect to the vesting of stock, including restricted stock, restricted stock units, LTIP units and similar instruments for each named executive officer during the fiscal year ended December 31, 2015.

| | Stock Awards | |
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Marc Holliday	302,112	$ 35,672,524
Stephen L. Green	100,193	$ 11,434,062
Andrew Mathias	228,021	$ 25,892,788
Matthew DiLiberto	27,443	$ 3,051,153
Andrew S. Levine	45,006	$ 5,073,496

(1)   Amounts reflect the market value of the stock on the vesting date.

Potential Payments Upon Termination or Change-in-Control

We have contractual arrangements with our named executive officers that provide for payments, acceleration of vesting or other benefits to our named executive officers upon a termination of employment in certain circumstances or upon a change in control. These include our employment agreements with our named executive officers and the terms of our 2014 Outperformance Plan, our performance-based equity awards and our stock options. The following are certain key aspects of these contractual arrangements:

- No IRC Section 280G tax gross-up provisions
- No single trigger change in control payments
- No single trigger change in control vesting acceleration
- Reasonable cash severance multiples (1x without change in control; 2x-3x with change in control)

The discussion below describes these contractual arrangements in greater detail.

Employment Agreements

We have employment agreements with all of our named executive officers. All of the employment agreements with our named executive officers provide for, among other things, severance payments and benefits and acceleration of equity awards in connection with the termination of employment in certain circumstances. In return, each of our named executive officers has agreed to non-compete, non-solicitation, non-interference and confidentiality provisions. The table below summarizes the material terms of our employment agreements with our named executive officers.

	Marc Holliday	Stephen L. Green	Andrew Mathias	Matthew DiLiberto	Andrew S. Levine
Term[1]	1/18/16 - 1/17/19	1/1/15 - 1/1/16	1/1/14 - 12/31/16	1/1/15 - 1/1/18	1/1/16 - 1/1/19
Annual Salary	$1.35M	$750K	$800K	$400K	$550K
Annual Deferred Compensation[2]	$750K	$150K	$400K-$500K	None	None
Guaranteed Bonus	None[3]	None	None	None	None
OPP Allocation	22.67% (2014) and 24% (future)	None	16% (2014/future)	None	None
Other Benefits	$10M of life insurance	$5M of life insurance	None	None	None
Equity Awards	See "—Compensation Discussion and Analysis—Long-Term Equity Incentive Awards—Employment Agreement Awards" for a summary of the terms relating to equity awards.				

	Marc Holliday	Stephen L. Green	Andrew Mathias	Matthew DiLiberto	Andrew S. Levine

Severance Benefits If the executive's employment is terminated by us without Cause or by the executive for Good Reason during the term, the executive will be entitled to the following payments or benefits subject (except if such termination is in connection with a Change-in-Control) to the effectiveness of a mutual release:

Termination without Change-in-Control	Termination with Change-in-Control[4]
• 1x average annual base salary, deferred compensation, if any, and bonus[5]	• 2x-3x average annual base salary, deferred compensation, if any, and bonus[5]
• Pro-rata bonus for partial year[6]	• Pro-rata bonus for partial year[6]
• Acceleration of all unvested equity awards (other than OPP awards) and deferred compensation, if any	• Acceleration of all unvested equity awards (other than OPP awards) and deferred compensation, if any
• Grant of certain employment agreement equity awards not previously granted[7]	• Grant of employment agreement awards not previously granted[7]
• Option exercise period extended to second January 1st following termination	• Option exercise period extended to second January 1st following termination
• 12 months of benefit continuation/payments	• 24 months of benefit continuation/payments
	• Section 280G modified cut-back[8]

Death/Disability If the executive's employment is terminated by us upon death or disability during the term, the executive will be entitled to the following payments or benefits subject (in the case of disability) to the effectiveness of a mutual release:

Death	Disability
• Pro-rata bonus for partial year[6]	• 1x average annual base salary, deferred compensation, if any, and bonus[5]
• Partial acceleration of unvested equity awards (other than OPP awards) and deferred compensation, if any[9]	• Pro-rata bonus for partial year[6]
• Grant of certain employment agreement equity awards not previously granted[7]	• Partial acceleration of unvested equity awards (other than OPP awards) and deferred compensation, if any[9]
• Payments/benefits to Messrs. Holliday and Green are reduced by life insurance benefit	• Grant of certain employment agreement equity awards not previously granted[7]
	• 36 months of benefit continuation/payments

Post-Change-in-Control Salary For periods following a Change-in-Control, in lieu of the base salary, annual bonus, deferred compensation and OPP awards described above, each executive, while employed, will be entitled to receive salary payable in cash at a per annum rate equal to the sum of his annual base salary in effect prior to the Change-in-Control plus his annual bonus and the value of his deferred compensation contributions and his equity awards (other than those granted under outperformance plans) that vested during the most recent fiscal year prior to the Change-in-Control.

Restrictive Covenants

Noncompetition with us for 18 months following termination (12 months if employment is terminated upon or after the scheduled expiration of the term of employment or 6 months if employment is terminated in connection with or within 18 months after a Change-in-Control). Non-solicitation, non-disparagement, non-interference and litigation cooperation covenants also apply.	Noncompetition with us for 12 months after termination unless employment is terminated upon non-renewal of the agreement or without Cause or for Good Reason in connection with or within 18 months after a Change-in-Control. Non-solicitation, non-disparagement, non-interference and litigation cooperation covenants also apply.

(1) The terms automatically renew for one-year (for Messrs. Green and Mathias) and six months (for Messrs. DiLiberto and Levine) unless either party provide advance written notice of non-renewal. Mr. Holliday's employment agreement does not provide for automatic renewal of the term. In the event of a Change-in-Control within 18 months of the end of the term of Mr. Holliday's agreement, Mr. Holliday may elect to extend the term until 18 months after the Change-in-Control.

(2) Annual deferred compensation contributions are made in the form of notional stock units at the beginning of the term and on each anniversary of such date during the term, subject to vesting based on continued employment for one year from the grant date, and are payable upon termination of employment or a Change-in-Control based on the value of such stock units at that time.

(3) Mr. Holliday is eligible to participate in an annual formulaic cash bonus program pursuant to which he will be able to earn up to three times his base salary based on the achievement of specific goals established in advance by the Committee.

(4) Severance benefits in the event of a termination by us without Cause or by the executive for Good Reason in connection with or within 18 months after a Change-in-Control.

(5) Calculated based on the sum of the named executive officer's (i) average annual base salary in effect during the preceding 24 months, plus (ii) average annual cash bonuses (including any portion of the annual cash bonus paid in the form of equity awards, but excluding any annual or other equity awards made other than as payment of a cash bonus) paid for the two most recently completed fiscal years, plus (iii) average annual deferred compensation contribution, if any, during the preceding 24 months, calculated based on the cash value of the annual deferred compensation contributions as of the dates of such contributions. In connection with a Change-in-Control, Messrs. Holliday and Green are entitled to three times, Mr. Mathias is entitled to two and one-half times and Messrs. DiLiberto and Levine are entitled to two times the foregoing sum. Average deferred compensation is only applicable to Messrs. Holliday, Mathias and Green.

(6) Pro-rata bonus is for the year in which employment is terminated (and a bonus for the prior year if such bonus had not yet been determined) based on average annual cash bonus calculated in the manner described in footnote (5) above.

(7) Only applicable to Messrs. Holliday and Mathias. Mr. Holliday will be entitled to receive the stock options provided for in his employment agreement, but will not be entitled to receive any other employment agreement equity awards that had not yet been granted unless his termination is in connection with or within 18 months after a Change-in-Control; provided that Mr. Holliday will not be subject to the non-competition provisions in his employment agreement if such other employment agreement equity awards are not granted. Mr. Mathias will be entitled to receive any of his employment agreement equity awards that had not yet been granted (as was Mr. Holliday pursuant to his prior employment agreement).

(8) In the event that any payment or benefit constitutes an excess "parachute payment" under Section 280G of the IRC subject to an excise tax, the executive will not be entitled to a tax gross-up payment; however, the executive's payments and benefits would be reduced to the extent necessary to avoid such excise taxes, but only if such a reduction of pay or benefits would result in a greater after-tax benefit to the executive.

(9) Full acceleration of vesting of any unvested equity awards granted in lieu of cash bonuses and deferred compensation and 24 months (Messrs. Holliday and Green), 18 months (Mr. Mathias) or 12 months (Messrs. DiLiberto and Levine) of additional vesting of other outstanding equity awards (other than OPP awards).

The terms Cause, Good Reason and Change-in-Control, as used above, are specifically defined in each executive's employment agreement. The summary above is qualified in its entirety by reference to the copies of the employment agreements and the deferred compensation agreements with our named executive officers, which have been previously filed by us with the SEC, as referenced in our Form 10-K for the year ended December 31, 2015, and are incorporated herein by reference.

Outperformance Plan Awards

The impact of a change-in-control or termination of employment of our named executive officers on the awards granted under our 2014 Outperformance Plan are described above under "—Compensation Discussion and Analysis— Our Executive Compensation Programs—Long-Term Equity Incentive Awards—Outperformance Plans—2014 Outperformance Plan."

Performance-Based Equity Awards

Upon a change-in-control, the performance-based vesting criteria for the performance-based LTIP unit awards that we granted to our named executive officers pursuant to their employment agreements or that we granted in 2014 in recognition of our strong stock price performance during the three-year performance period under our 2011 Outperformance Plan will be determined based on performance through the date of the change-in-control (except for the portion of the performance-based LTIP unit awards that were to be granted as time-based LTIP unit awards to Messrs. Holliday and Mathias prior to the amendments to their then current employment agreements in 2014, for which the performance-based vesting criteria will be deemed to have been met in the event of a change-in-control). Regardless of the satisfaction of the performance-based vesting criteria, these awards will remain subject to vesting based on continued employment through the originally established vesting dates. In the event of a termination by us without Cause or by an executive for Good Reason (as defined in each executive's employment agreement) in connection with or within 18 months after a change-in-control, all of the performance-based LTIP units will vest. Otherwise, the vesting of these performance-based LTIP units upon a termination of employment will be treated in the same manner as other equity awards under our executive's employment agreements.

Stock Options

Under the general terms of the 2005 Plan, the vesting of stock options granted thereunder, including those granted to our named executive officers, will fully accelerate in the event of a termination of the recipient's employment upon death or disability. Vested stock options generally may be exercised until the earlier of (i) their stated expiration date or (ii) subject to extension of the exercise period pursuant to our named executive officers' employment agreements, a specified period of time after termination of employment (i.e., upon termination in the event of termination for cause, one year after termination in the event of termination due to death or disability and three months after termination in all other cases).

Hypothetical Illustration of Payments upon Termination or Change-in-Control

The following tables show the potential payments and estimated value of the benefits that our named executive officers would have been entitled to receive upon a termination of their employment by us without cause or by them for good reason or upon the death or disability as of December 31, 2015 based on the employment agreements and other contractual arrangements in effect as of that date. Our named executive officers would not have been entitled to any payments or benefits other than those already accrued in the event of a termination of their employment by us for cause or by them without good reason (including upon retirement) or a change-in-control without termination. The types of events constituting cause, good reason, disability and a change-in-control may differ in some respects among the different arrangements providing for benefits to the named executive officers; however, for consistency in presentation, the payments and estimated value of benefits have been grouped together based on these concepts without regard for any such differences.

Marc Holliday

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/Change-in-Control	Disability	Death[1]
Pro-Rata Bonus	$ 8,615,000	$ 8,615,000	$ 8,615,000	$ 8,615,000
Cash Severance	$ 10,240,000	$ 30,720,000	$ 10,240,000	—
Stock Option Vesting[2]	$ 2,422,048	$ 2,422,048	$ 2,422,048	$ 2,422,048
LTIP Unit/Stock Unit Vesting[3]	$ 11,595,778	$ 11,595,778	$ 11,595,778	$ 11,595,778
2014 OPP[4]	—	—	—	—
Benefits Continuation[5]	$ 31,965	$ 63,930	$ 95,895	—

Stephen L. Green

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/Change-in-Control	Disability	Death[1]
Pro-Rata Bonus	$ 4,750,000	$ 4,750,000	$ 4,750,000	$ 4,750,000
Cash Severance	$ 5,650,000	$ 16,950,000	$ 5,650,000	—
Stock Option Vesting[2]	—	—	—	—
LTIP Unit/Stock Unit Vesting[3]	$ 497,338	$ 497,338	$ 497,338	$ 497,338
2014 OPP[4]	—	—	—	—
Benefits Continuation[5]	$ 31,302	$ 62,604	$ 93,906	—

Andrew Mathias

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/Change-in-Control	Disability	Death[1]
Pro-Rata Bonus	$ 6,225,000	$ 6,225,000	$ 6,225,000	$ 6,225,000
Cash Severance	$ 7,450,000	$ 18,625,000	$ 7,450,000	—
Stock Option Vesting[2]	$ 933,848	$ 933,848	$ 933,848	$ 933,848
LTIP Unit/Stock Unit Vesting[3]	$ 7,482,364	$ 7,482,364	$ 7,482,364	$ 7,482,364
2014 OPP[4]	—	—	—	—
Benefits Continuation[5]	$ 31,965	63,930	95,895	—

Matthew DiLiberto

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/Change-in-Control	Disability	Death[1]
Pro-Rata Bonus	$ 1,337,500	$ 1,337,500	$ 1,337,500	$ 1,337,500
Cash Severance	$ 1,707,500	$ 3,415,000	$ 1,707,500	—
Stock Option Vesting[2]	$ 456,600	$ 456,600	$ 228,300	$ 228,300
LTIP Unit/Stock Unit Vesting[3]	$ 2,405,796	$ 2,405,796	$ 750,865	$ 750,865
2014 OPP[4]	—	—	—	—
Benefits Continuation[5]	$ 31,173	$ 63,346	$ 93,519	—

Andrew S. Levine

Payment/Benefit	Termination without Cause or for Good Reason	Termination w/Change-in-Control	Disability	Death[1]
Pro-Rata Bonus	$ 1,137,500	$ 1,137,500	$ 1,137,500	$ 1,137,500
Cash Severance	$ 1,632,500	$ 3,265,000	$ 1,632,500	—
Stock Option Vesting[2]	$ 380,530	$ 380,530	$ 190,265	$ 190,265
LTIP Unit/Stock Unit Vesting[3]	$ 1,790,846	$ 1,790,846	$ 1,686,227	$ 1,686,227
2014 OPP[4]	—	—	—	—
Benefits Continuation[5]	$ 31,965	$ 63,930	$ 95,895	—

(1) As we maintained life insurance policies for the benefit of the beneficiaries of Messrs. Holliday and Green in the amount of $10 million and $5 million, respectively, as of December 31, 2015, the amount of the payments and benefits to be received by Messrs. Holliday and Green in the event of a termination upon death will be reduced by these amounts in accordance with their employment agreements.

(2) Represents the value of the stock options that would vest. Assumes that the per share value of the stock options that vest equals (i) $112.98 per share, which was the closing price on the NYSE of one share of our common stock on December 31, 2015, less (ii) the exercise price per share of such stock options.

(3) Represents the value of the LTIP units and notional stock units, if any, that would vest (other than pursuant to our 2014 Outperformance Plan) based on a price of $112.98 per unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2015. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock.

(4) Represents the value of the LTIP units that would vest and the distributions that would be payable pursuant to awards granted under our 2014 Outperformance Plan based on a price of $112.98 per unit, which was the closing price on the NYSE of one share of our common stock on December 31, 2015. Assumes that the value of LTIP units on a per unit basis is equal to the per share value of our common stock. Based on our TRS performance from the beginning of the performance period through December 31, 2015, all outstanding awards under our 2014 Outperformance Plan would have been forfeited in the event of a change-in-control or termination due to death or disability as of December 31, 2015. No amounts are included in the event of a termination without cause or for good reason, because the executive only would have been entitled to vesting to the extent that the awards were earned based on the achievement of the performance-based vesting criteria within 12 months after December 31, 2015.

(5) Benefits continuation amounts are based on the actual expense for financial reporting purposes for the year ended December 31, 2015 for covering an employee under each our group health plans for the entire year, assuming that the employee elected family coverage under each of these plans, less the minimum contribution required by employees participating in these plans.

The amounts described above do not include payments and benefits to the extent they have been earned prior to the termination of employment or change-in-control or are provided on a non-discriminatory basis to salaried employees upon termination of employment. These include: accrued salary and vacation pay; earned and accrued, but unpaid, bonuses; distribution of plan balances under our 401(k) plan; life insurance proceeds in the event of death; and disability insurance payouts in the event of disability. All of the cash severance payments described below are to be made as lump sum payments at the time of termination; provided that, to the extent necessary to avoid the imposition of an additional tax under Section 409A of the IRC, the payments are to be delayed until six months after termination, during which time the payments will accrue interest at the rate of 5% per annum. As a result of provisions in the named executive officers' employment agreements, in the event that any payment or benefit to be paid or provided to an executive set forth above would have been subject to the excise tax under Sections 280G of the IRC, the payments and benefits to such executive would have been reduced to the extent necessary to avoid the imposition of such excise tax, but only if such reduction would result in a greater after-tax benefit to the executive. The amounts set forth in the table above have not been adjusted to reflect any such reduction that might be applicable.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee is comprised of John H. Alschuler, Edwin Thomas Burton, III and John S. Levy. There are no Compensation Committee interlocks and none of our employees is a member of our Compensation Committee.

Equity Compensation Plan Table

The following table summarizes information, as of December 31, 2015, relating to our equity compensation plans pursuant to which shares of our common stock or other equity securities may be granted from time to time.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders[1]	4,236,030[2]	$ 89.85[3]	535,534[4]
Equity compensation plans not approved by security holders	—	—	—
Total	4,236,030	$ 89.85	535,534

(1) Includes our Third Amended and Restated 2005 Stock Option and Incentive Plan, Amended 1997 Stock Option and Incentive Plan, as amended and 2008 Employee Stock Purchase Plan.

(2) Includes (i) 1,595,007 shares of common stock issuable upon the exercise of outstanding options (589,055 of which are vested and exercisable), (ii) 78,255 restricted stock units and 80,768 phantom stock units that may be settled in shares of common stock (80,768 of which are vested) and (iii) 2,482,000 LTIP units that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to us for redemption and acquired by us for shares of our common stock (1,340,125 of which are vested and 426,671 of which were issued pursuant to our 2014 Outperformance Plan and remain subject to performance-based vesting).

(3) Because there is no exercise price associated with restricted stock units, phantom stock units or LTIP units, these awards are not included in the weighted-average exercise price calculation.

(4) Balance is after reserving for shares underlying outstanding restricted stock units, phantom stock units granted pursuant to our Non-Employee Directors' Deferral Program and LTIP units, including, among others, outstanding LTIP units issued under our 2014 Outperformance Plan, which remain subject to performance-based vesting. The number of securities remaining available consists of 412,727 shares remaining available for issuance under our 2008 Employee Stock Purchase Plan and 122,807 shares remaining available for issuance under our Third Amended and Restated 2005 Stock Option and Incentive Plan. Under our Third Amended and Restated 2005 Stock Option and Incentive Plan, "full-value" awards are multiplied by a 2.76 conversion ratio to calculate the number of fungible units that are used for each full-value award, as opposed to 0.77 for stock options, stock appreciation rights and other awards that do not deliver the full-value of the underlying shares and expire five years from the date of grant and 1.0 for all other awards.

AUDIT COMMITTEE MATTERS

Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board has appointed the accounting firm of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2016. Stockholder ratification of the appointment of Ernst & Young LLP is not required by law, the NYSE or the Company's organizational documents. However, as a matter of good corporate governance, the Board has elected to submit the appointment of Ernst & Young LLP to the stockholders for ratification at the 2016 annual meeting. Even if the appointment is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If our stockholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of an independent registered public accounting firm. Ernst & Young LLP has served as our independent registered public accounting firm since our formation in June 1997 and is considered by our management to be well-qualified. Ernst & Young LLP has advised us that neither it nor any member thereof has any financial interest, direct or indirect, in the Company or any of our subsidiaries in any capacity.

A representative of Ernst & Young LLP will be present at the annual meeting, will be given the opportunity to make a statement at the annual meeting if he or she so desires and will be available to respond to appropriate questions.

A majority of all of the votes cast with respect to this proposal is required for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016. Abstentions do not constitute a vote "for" or "against" and will not be counted as "votes cast". Therefore, abstentions will have no effect on this proposal.

> **The Board unanimously recommends a vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.**

Audit Committee Report

The following report of the Audit Committee of the Board will not be deemed to be incorporated by reference in any previous or future documents filed by us with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference in any such document.

Our Audit Committee oversees our financial reporting process on behalf of the Board, in accordance with our Audit Committee Charter. Management has the primary responsibility for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. In fulfilling its oversight responsibilities, our Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2015 filed by the Company with management.

Our Audit Committee reviewed and discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed with the Audit Committee under Auditing Standard No. 16, "Communications with Audit Committees," as adopted by the Public Company Accounting Oversight Board. Our Audit Committee received from Ernst & Young LLP the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP their independence.

Based on the review and discussions referred to above, our Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2015 filed by the Company.

The members of our Audit Committee are not engaged professionally in the practice of auditing or accounting. Committee members rely, without independent investigation or verification, on the information provided to them and on the representations made by management and our independent registered public accounting firm. Accordingly, our Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our Audit Committee's

considerations and discussions referred to above do not assure that the audit of our financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board, that the financial statements are presented in accordance with accounting principles generally accepted in the U.S. or that our registered public accounting firm is in fact "independent."

Submitted by our Audit Committee
Edwin Thomas Burton, III (Chairman)
Betsy Atkins
Craig M. Hatkoff
John S. Levy

Fee Disclosure

Audit Fees

Fees, including out-of-pocket expenses, for audit services totaled approximately $4,031,963 in fiscal year 2015 and $3,441,222 in fiscal year 2014. Audit fees include fees associated with our annual audits and related reviews of our annual reports on Form 10-K and quarterly reports on Form 10-Q. In addition, audit fees include Sarbanes-Oxley Section 404 planning and testing, fees for public filings

in connection with various property acquisitions, joint venture audits, and services relating to public filings in connection with our preferred and common stock and debt offerings and certain other transactions. Our joint venture partners paid their pro rata share of any joint venture audit fees. Audit fees also include fees for accounting research and consultations.

Audit-Related Fees

Fees for audit-related services totaled approximately $54,255 in 2015 and $77,500 in 2014. The audit-related services principally include fees for operating expense audits and agreed-upon procedures projects.

Tax Fees

No fees were incurred for tax services, including tax compliance, tax advice and tax planning in either 2015 or 2014.

All Other Fees

There were no fees for other services not included above in either 2015 or 2014.

Our Audit Committee considers whether the provision by Ernst & Young LLP of any services that would be required to be described under "All Other Fees" would be compatible with maintaining Ernst & Young LLP's independence from both management and the Company.

Pre-Approval Policies and Procedures of our Audit Committee

Our Audit Committee must pre-approve all audit services and permissible non-audit services provided by our independent registered public accounting firm, except for any de minimis non-audit services. Non-audit services are considered de minimis if: (1) the aggregate amount of all such non-audit services constitutes less than five percent of the total amount of revenues we paid to our independent registered public accounting firm during the fiscal year in which they are provided; (2) we did not recognize such services at the time of the engagement to be non-audit services; and (3) such services are promptly brought to our

Audit Committee's or any of its members' attention and approved by our Audit Committee or any of its members who has authority to give such approval prior to the completion of the audit. None of the fees reflected above were incurred as a result of non-audit services provided by our independent registered public accounting firm pursuant to this de minimis exception. All services provided by Ernst & Young LLP in 2015 were pre-approved by our Audit Committee. Our Audit Committee may delegate to one or more of its members who is an independent director the authority to grant pre-approvals.

APPROVAL OF OUR FOURTH AMENDED AND RESTATED 2005 STOCK OPTION AND INCENTIVE PLAN

Proposal 4: Approval of Our Fourth Amended and Restated 2005 Stock Option and Incentive Plan

On April 20, 2016, the Board voted to amend and restate our Third Amended and Restated 2005 Stock Option and Incentive Plan (the "Third Amended 2005 Plan") to increase the number of Fungible Units available for issuance thereunder and make certain other amendments. At our annual meeting, the stockholders are being asked to vote on a proposal to approve the adoption of our Fourth Amended and Restated 2005 Stock Option and Incentive Plan (the "Fourth Amended 2005 Plan").

Why You Should Vote for the Amendment and Restatement of Our Equity Plan

Reasonable Plan Cost
- Permits continued alignment of interests through use of equity compensation
- Reasonable number of additional shares requested – 9,900,000 fungible units = 2,647,059 full-value awards
- Awards would not have a substantially dilutive effect (issuance of all full-value awards = less than 3% of shares outstanding)
- Estimated duration of three to four years

Responsible Grant Practices
- 2.68% three-year average burn rate – below ISS industry standard of 2.95%
- All full-value equity awards have vesting of at least three years and 100% of CEO's full-value awards are, and will be, performance-based (in each case, other than equity awards granted in lieu of cash for annual bonus)
- Clawback policy applies to equity awards
- Robust performance-based hurdles used for outperformance plan and employment agreement awards
- Robust stock ownership guidelines

Stockholder-Friendly Plan Features
- No single trigger change in control vesting acceleration
- No repricing permitted without stockholder approval
- Stockholder approval required to increase the share reserve (i.e., no "evergreen" feature)
- No dividends or distributions paid on unearned performance-based awards

> The Board unanimously recommends a vote **"FOR"** the approval of our Fourth Amended and Restated 2005 Stock Option and Incentive Plan.

Shares Available for Issuance

The Fourth Amended 2005 Plan increases the reserved Fungible Units under the plan by 9,900,000 Fungible Units. As of March 31, 2016, there were no fungible units (the "Fungible Units") available under our Third Amended 2005 Plan. In addition, as of the same date, if all of the LTIP units that we granted pursuant to our 2014 Outperformance Plan were earned, we would not have reserved shares of stock under our Third Amended 2005 Plan with respect to 205,165 of those LTIP units. The Fungible Units represent the baseline for the number of shares of common stock available for issuance under our Third Amended 2005 Plan from which, as described in more detail below, different types of awards are counted differently against the Fungible Unit limit. By increasing the reserved Fungible Units, we will be able to continue to use equity awards to attract, retain and motivate employees and we will have sufficient Fungible Units to reserve shares with respect to all of the LTIP units that could be earned under our 2014 Outperformance Plan. We believe that having an equity plan in place with a sufficient number of shares is critical to our ability to attract, retain and motivate employees in a highly competitive marketplace and ensure that our executive compensation is structured in a manner that aligns the executives' interests with our success. If our stockholders approve this increase in the Fungible Units for grants under the Fourth Amended 2005 Plan, we anticipate we will have sufficient shares to provide equity awards to attract, retain and motivate employees for approximately the next three to four years.

As of the record date for the annual meeting, March 31, 2016, there were 100,079,573 shares of common stock outstanding and 1,757,316 operating partnership units outstanding. As of March 31, 2016, the number of securities to be issued upon the exercise of outstanding options, warrants and rights for which we have reserved shares under our Third Amended 2005 Plan is equal to 4,257,931, which includes (i) 1,561,957 shares of common stock issuable upon the exercise of outstanding options (921,240 of which are vested and exercisable), (ii) 25,250 restricted stock units and 87,087 phantom stock units that may be settled in shares of common stock (87,087 of which are vested), (iii)

2,362,131 LTIP units that, upon the satisfaction of certain conditions, are convertible into common units, which may be presented to us for redemption and acquired by us for shares of our common stock (2,183,169 of which are vested) and (iv) 221,506 shares of common stock reserved in connection with LTIP units that could be earned pursuant to our 2014 Outperformance Plan, all of which remain subject to performance-based vesting. The weighted average exercise price and term of these outstanding options is $88.23 and 3.1 years, respectively. In addition, an aggregate of 212,759 unvested shares of restricted common stock were outstanding as of March 31, 2016.

Burn Rate

The following table sets forth information regarding historical awards granted and earned for the 2013 through 2015 period, and the corresponding burn rate, which is defined as the number of shares subject to stock awards granted (or, for awards subject to performance based vesting, earned) in a fiscal year divided by the weighted average common shares outstanding for that fiscal year, for each of the last three fiscal years:

	2015	2014	2013
Stock Options Granted	389,836	102,050	828,100
Time-based full-value shares and units granted[1]	258,922	289,739	538,761
Performance-based full-value shares and units earned during the year[2]	155,879	907,239	50,001
Total time-based full-value awards granted and performance-based full-value awards earned	414,801	1,196,978	588,762
Adjusted Full-Value Awards Granted/Earned[3]	1,244,403	3,590,934	1,766,286
Total Awards Granted/Earned[4]	1,634,239	3,692,984	2,594,386
Weighted average common shares/units outstanding during the fiscal year[5]	103,244,000	99,288,000	95,004,000
Annual Burn Rate	1.58%	3.72%	2.73%

(1) For each year, includes the number of LTIP Units and shares of common stock granted during such year that were vested or subject to vesting solely based on the grantee's continued employment through one or more vesting dates.

(2) For each year, includes the number of LTIP Units and shares of common stock earned during such year based on the achievement of performance-based vesting criteria.

(3) Represents: (i) the sum of time-based full-value awards granted during the year and performance-based full-value awards earned during the year multiplied by (ii) 3.0, which is a multiplier that is intended to reflect the greater value delivered by full-value awards as compared to option awards and be useful in comparing burn rates among companies that may utilize different forms of equity awards.

(4) Total Awards Granted/Earned represents the sum of Stock Options Granted and Adjusted Full-Value Awards Granted/Earned.

(5) For each year, represents the weighted average number of shares of our common stock and common units, including LTIP Units, in our operating partnership outstanding during the year. Because we are a real estate investment trust that conducts substantially all of its operations through an operating partnership, we include both shares of our common stock and common units in our operating partnership in the share count for purposes of calculating our burn rate. Each common unit is redeemable at the election of the holder for, at our option in our capacity as general partner of our operating partnership: (i) cash equal to the then fair value of one share of our common stock; or (ii) one share of our common stock.

Summary of Material Amendments

The following is a brief summary of the material amendments that are included in the Fourth Amended 2005 Plan:

- The maximum number of Fungible Units available under the Fourth Amended 2005 Plan will be increased by 9,900,000 Fungible Units from 17,130,000 Fungible Units to 27,030,000 Fungible Units. If the Fourth Amended 2005 Plan is approved by

stockholders, the additional 9,900,000 Fungible Units will represent 2,647,059 shares of common stock that could be granted pursuant to full-value awards based on the 3.74 to 1 Fungible Unit-to-full value award conversion ratio in the Fourth Amended 2005 Plan. Based solely on the closing price of our common stock as reported on the NYSE on April 18, 2016, the maximum aggregate market value of those 2,647,059 shares of common stock is $267,908,841.

- The ratios governing the number of Fungible Units used by the different types of awards that may be granted under the Fourth Amended 2005 Plan will be changed for awards granted after the date the Fourth Amended 2005 Plan is approved. Under the Fourth Amended 2005 Plan, an award that delivers the full-value of the underlying shares ("Full-Value Award") granted after the effective date of the Fourth Amended 2005 Plan will be counted as 3.74 Fungible Units per share. Additionally, stock options, stock appreciation rights and other awards granted after the effective date of the Fourth Amended 2005 Plan that do not deliver the full-value of the underlying shares and that expire five years from the date of grant will be counted as 0.73 Fungible Units per share.

- The Fourth Amended 2005 Plan will include an annual limit of $500,000 for the value of awards and all other cash compensation granted or paid as regular compensation to any non-employee director, other than the Chairman or the Lead Independent Director.

- The Fourth Amended 2005 Plan will authorize the granting of awards payable in cash. Each cash-based award will specify a cash-denominated payment amount, formula or payment ranges as determined by our Compensation Committee.

- The term of the Fourth Amended 2005 Plan will be extended from its current expiration date until June 2, 2026, which is ten years from the date of the annual meeting.

Summary of the Provisions of Our Fourth Amended and Restated 2005 Stock Option and Incentive Plan

The following summary of our Fourth Amended and Restated 2005 Stock Option and Incentive Plan, or the Fourth Amended 2005 Plan, is qualified in its entirety by the specific language of the plan, a copy of which is attached hereto as Appendix A.

Administration

Our Compensation Committee has the authority to administer and interpret the Fourth Amended 2005 Plan, to authorize the granting of awards, to determine the eligibility of a person to receive an award, to determine the number of shares of common stock to be covered by each award, to determine the terms, provisions and conditions of each award, to prescribe the form of instruments evidencing awards and to take any other actions and make all other determinations that it deems necessary or appropriate. Our Compensation Committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. Nevertheless, grants to members of our Compensation Committee

will be made and administered by the Board rather than our Compensation Committee. References below to our Compensation Committee include a reference to the Board for those awards with respect to which the Board acts as administrator. Our Compensation Committee, in its discretion, may delegate to our Chief Executive Officer all or part of our Compensation Committee's authority and duties with respect to awards to be granted to our employees, subject to certain limitations and guidelines as provided by the Compensation Committee; however, our Compensation Committee may not delegate its authority and duties with respect to awards that have been, or will be, granted to certain of our officers.

Available Shares

Subject to adjustments upon certain corporate transactions or events, awards with respect to up to a maximum of 27,030,000 Fungible Units (the "Fungible Pool Limit") may be granted under the Fourth Amended 2005 Plan, 9,132,682 of which will remain available for new awards after reserving 767,318 Fungible Units with respect to 205,165 LTIP units that could be earned under our 2014 Outperformance Plan. A Full-Value Award granted after the effective date of the Fourth Amended 2005 Plan will be counted as 3.74 Fungible Units per share subject to such award as opposed to 2.76 Fungible Units per share subject to such award for a Full-Value Award granted after the effective date of the Third Amended 2005 Plan and prior to the effective date of the Fourth Amended 2005 Plan and 1.65 Fungible Units per share subject to such award for a Full-Value Award granted after the effective date of the Second Amended and Restated 2005 Stock Option and

Incentive Plan (the "Second Amended 2005 Plan") and prior to the effective date of the Third Amended 2005 Plan. A Full-Value Award granted prior to the effective date of the Second Amended 2005 Plan that vested or was granted based on the achievement of certain performance goals will be counted as 2.0 Fungible Units per share subject to such award and all other Full-Value Awards granted prior to the effective date of the Second Amended 2005 Plan will be counted as 3.0 Fungible Units per share. Stock options, stock appreciation rights and other awards granted after the effective date of the Fourth Amended 2005 Plan that do not deliver the full-value of the underlying shares and expire five years from the date of grant will be counted as 0.73 Fungible Units per share. Such awards granted after the effective date of the Third Amended 2005 Plan and prior to the effective date of the Fourth Amended 2005 Plan will be counted as 0.77 Fungible Units per share, such awards granted after the effective date of the Second Amended 2005 Plan and prior to the effective date of the Third Amended 2005 Plan will be counted as 0.79 Fungible Units per share and such awards granted prior to the effective date of the Second Amended 2005 Plan will be counted as 0.70 Fungible Units per share. All other awards will be counted as 1.0 Fungible Unit per share.

No award may be granted to any person who, assuming exercise of all options and payment of all awards held by such person, would own or be deemed to own more than 9.8% of the outstanding shares of our common stock. In addition, in any one year, no person may receive awards with respect to more than 700,000 shares of common stock, provided that this limit only applies to awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the IRC and the regulations promulgated thereunder. In addition, notwithstanding anything to the contrary in the Fourth Amended 2005 Plan, the value of all awards awarded under the Fourth Amended 2005 Plan and all other cash compensation paid by the Company as regular compensation to any non-employee director other than the Chairman or Lead Independent Director in any calendar year shall not exceed $500,000,

as determined in accordance with FASB ASC 718 (or any successor provision) but excluding the impact of estimated forfeitures related to service-based vesting provisions.

If an option or other award granted under the Fourth Amended 2005 Plan expires or terminates, the common stock subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards by adding back Fungible Units to the Fourth Amended 2005 Plan using the same ratio that was in effect when the original awards were granted, except that the ratios for awards forfeited after the effective date of the Fourth Amended 2005 Plan shall not be less than the ratios in effect for such Awards as of the date of forfeiture. The following shares will not be added to the Fungible Units authorized for grant under the Fourth Amended 2005 Plan: (i) shares tendered or held back upon exercise of an option or settlement or vesting of an award to cover the exercise price or tax withholding, and (ii) shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right upon exercise thereof.

Awards Under the Plan

Our key employees, directors, officers, advisors, consultants or other personnel or other persons expected to provide significant services (of a type expressly approved by our Compensation Committee as covered services for these purposes) to us or our subsidiaries are eligible to be granted Options, Restricted Stock, Phantom Shares, Dividend Equivalent Rights and other equity-based awards under the Fourth Amended 2005 Plan. Eligibility for awards under the Fourth Amended 2005 Plan generally is determined by our Compensation Committee. As of April 22, 2016, approximately 330 individuals are eligible to participate in the Fourth Amended 2005 Plan.

Stock Options and Stock Appreciation Rights. The terms of specific options, including whether options shall constitute "incentive stock options" for purposes of Section 422(b) of the Internal Revenue Code, will be determined by our Compensation Committee of the Board. The exercise price of an option will be determined by our Compensation Committee and reflected in the applicable award agreement. The exercise price may not be lower than 100% (110% in the case of an incentive stock option granted to a 10% stockholder, if permitted under the Fourth Amended 2005 Plan) of the fair market value of our common stock on the date of grant. Each option will be exercisable after the period or periods specified in the award agreement, which will not exceed ten years from the date of grant. Options will be exercisable at such times and subject to such terms as determined by our Compensation Committee; provided that, unless otherwise specified in an award agreement, options, whether or not otherwise exercisable, may be exercised if the grantee's service relationship is terminated on account of death or disability. Our Compensation Committee may also grant stock appreciation rights, which

are options that permit the recipient to exercise the option without the payment of the exercise price and to receive shares of common stock with a fair market value equal to the excess of the fair market value of the shares with respect to which the option is being exercised over the exercise price of the option with respect to those shares. Any stock appreciation rights granted are subject to the same limitations as other options, including a maximum term of 10 years and an exercise price no lower than 100% of the fair market value of our common stock on the date of grant.

Restricted Stock. A restricted stock award is an award of shares of common stock that is subject to restrictions on transferability and such other restrictions, if any, as the Board or Compensation Committee may impose at the date of grant. Grants of restricted stock may be subject to vesting schedules as determined by our Compensation Committee. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, (i) a specified period of employment or the satisfaction of one or a combination of the performance goals set forth in Section 11 of the Fourth Amended 2005 Plan (which is attached hereto as Appendix A), or (ii) based on other goals established by our Compensation Committee. Unless otherwise provided in the applicable award agreement, upon a termination of employment or other service for cause or by the grantee for any reason, all shares of restricted stock still subject to restrictions will be forfeited. In addition, unless otherwise provided in an applicable award agreement, a participant granted restricted stock will have all the rights of a stockholder of our company, including the right to vote the shares and the right to receive any cash dividends currently. Dividends paid on all restricted stock will be at the same rate and on the same date as on shares of our common stock; provided that award recipients will be required to repay any cash dividends received on awards that are subject to performance-based vesting conditions unless and until such conditions have been met. Holders of restricted stock are prohibited from selling such shares until they vest.

Phantom Shares. Phantom shares will vest as provided in the applicable award agreement. A phantom share represents a right to receive the fair market value of a share of our common stock, or, if provided by our Compensation Committee, the right to receive the fair market value of a share of our common stock in excess of a base value established by our Compensation Committee at the time of grant. Phantom shares generally may be settled in cash or by transfer of shares of common stock (as may be elected by the participant or our Compensation Committee, as may be provided by our Compensation Committee at grant). Unless otherwise provided in the applicable award agreement, subject to elections by the grantee in accordance with the plan, the settlement date with respect to a phantom share is the first day of the month to follow the date on which the phantom share vests. Our Compensation Committee, under certain circumstances, may permit a participant to receive as settlement of the phantom shares installments over a period not to exceed ten years. In addition, our Compensation Committee may establish a program under which distributions with respect to phantom shares may be deferred for additional periods as set forth in the preceding sentence.

Dividend Equivalents. A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of common stock) of cash distributions made on shares of common stock otherwise subject to an award (e.g., an award of phantom shares); provided, however, that a dividend equivalent right may not be granted in connection with an award of options or stock appreciation rights. Our Compensation Committee may provide that amounts payable in the ordinary course with respect to dividend equivalents will be converted into cash or additional shares of common stock. Our Compensation Committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate. A dividend equivalent granted with respect to an award subject to performance-based vesting conditions may not be payable unless and until such conditions have been met.

Cash-Based Awards. The Fourth Amended 2005 Plan will authorize the granting of awards payable in cash. Each cash-based award will specify a cash-denominated payment amount, formula or payment ranges as determined by our Compensation Committee.

Other Stock-Based Awards. The Fourth Amended 2005 Plan will authorize the granting of (i) other awards based upon the common stock, including shares based upon certain conditions, convertible preferred shares, convertible debentures and other exchangeable or redeemable securities or equity interests, and stock appreciation rights, (ii) limited-partnership or any other membership or ownership interests (which may be expressed as units, such as LTIP units, or otherwise) in a subsidiary or operating or other partnership (or other affiliate of the company), with any shares issued in connection with the conversion of (or other distribution on account of) such interest subject to the Fungible Pool Limit and the other provisions of the Fourth Amended 2005 Plan, and (iii) awards valued by reference to book value, fair value or performance parameters relative to the company or any subsidiary or group of subsidiaries. Any awards subject to performance-based vesting conditions will not give the participant any right to receive cash dividends or dividend equivalent rights unless and until such conditions have been met.

Adjustments in General; Certain Change in Control Provisions

In the event of certain corporate reorganizations or other events, our Compensation Committee generally may make certain adjustments in its discretion to the manner in which the Fourth Amended 2005 Plan operates (including, for example, to the number of Fungible Units and shares of common stock available under the Fourth Amended 2005 Plan), and may otherwise take actions which, in its judgment, are necessary to preserve the rights of plan participants. Upon a change in control (as defined in the Fourth Amended 2005 Plan), our Compensation Committee generally may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control, if our Compensation Committee determines that the adjustments do not have an adverse economic impact on the participants, and certain other special provisions may apply.

Tax Withholding

Participants under the Fourth Amended 2005 Plan are responsible for the payment of any federal, state or local taxes, including those that we are required by law to withhold upon any option exercise or vesting of other awards. Subject to approval by the Compensation Committee, participants may elect to have the tax withholding obligations satisfied either by authorizing the Company to withhold shares of common stock to be issued pursuant to an option exercise or other award, or by transferring to the Company shares of common stock having a value up to the amount of such taxes. Alternatively, the Compensation Committee may provide in an award agreement that a participant is required to satisfy the tax withholding obligation by having shares of common stock withheld by the Company from the shares of common stock otherwise to be received, or require a participant to do so, subject to the participant's ability to elect to satisfy such liability in cash. Tax withholding may be in excess of the statutory withholding rate if doing so will not result in liability accounting under FASB ASC 718.

Amendment and Termination

We may grant awards under the Fourth Amended 2005 Plan until June 2, 2026, the 10th anniversary of the approval of the Fourth Amended 2005 Plan at the annual meeting. The Board generally may amend our plan as it deems advisable, except that no amendment may adversely affect a participant with respect to an award previously granted unless such amendment is required in order to comply with applicable laws. The Board, in its discretion, may determine to make any plan amendments subject to approval by our stockholders for purposes of complying with applicable stock exchange requirements, ensuring that compensation earned under awards qualifies as performance-based compensation under Section 162(m) of the Internal Revenue Code or ensuring that incentive stock options granted under the Fourth Amended 2005 Plan are qualified under Section 422 of the Internal Revenue Code. The Third Amended 2005 Plan provides that, to the extent required under the rules of any securities exchange or market system on which our common stock was listed, amendments would be subject to stockholder approval.

Repricing

Except in certain circumstances regarding corporate transactions, without prior stockholder approval, neither the Board nor the Compensation Committee may reduce the option price of outstanding options or stock appreciation rights or cancel, exchange, substitute, buyout or surrender outstanding options or stock appreciation rights in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options or stock appreciation rights.

Material U.S. Federal Income Tax Consequences

Incentive Stock Options

In general, neither the grant nor the exercise of an incentive stock option will result in taxable income to an option holder or a deduction for us. To receive special tax treatment as an incentive stock option under the Internal Revenue Code as to shares acquired upon exercise of an incentive stock option, an option holder must not dispose of the shares either within two years after the incentive stock option is granted or within one year after the transfer of the shares to the option holder pursuant to exercise of the option. In addition, the option holder must be an employee of ours or of a qualified subsidiary at all times between the date of grant and the date three months (one year in the case of disability) before exercise of the option. (Special rules apply in the case of the death of the option holder.) Incentive stock option treatment under the Internal Revenue Code generally allows any gain resulting from the sale of common stock received upon the exercise of an incentive stock option to be treated as a capital gain to the option holder, but we will not be entitled to a tax deduction. The exercise of an incentive stock option (if the holding period rules described in this paragraph are satisfied), however, will give rise to income includable by the option holder in his or her alternative minimum taxable income for purposes of the alternative minimum tax in an amount equal to the excess of the fair market value of the stock acquired on the date of the exercise of the option over the exercise price.

If the holding period rules noted above are not satisfied, certain gain recognized on the disposition of the shares acquired upon the exercise of an incentive stock option will be characterized as ordinary income. This gain will be equal to the difference between the exercise price and the fair market value of the shares at the time of exercise. (Special rules may apply to disqualifying dispositions where the amount realized is less than the value at exercise.) We generally will be entitled to a deduction for federal income tax purposes equal to the amount of such gain included by an option holder as ordinary income. Any excess of the amount realized upon such disposition over the fair market value at exercise generally will be long-term or short-term capital gain depending on the holding period involved. Notwithstanding the foregoing, if exercise of the option is permitted other than by cash payment of the exercise price, various special tax rules may apply.

Non-Qualified Stock Options

No income will be recognized by an option holder at the time a non-qualified stock option is granted. Ordinary income generally will be recognized by an option holder, however, at the time a non-qualified stock option is exercised in an amount equal to the excess of the fair market value of the underlying common stock on the exercise date over the exercise price. We generally will be entitled to a deduction for federal income tax purposes in the same amount as the amount included in ordinary income by the option holder with respect to his or her non-qualified stock option. Gain or loss on a subsequent sale or other disposition of the shares acquired upon the exercise of a non-qualified stock option will be measured by the difference between the amount realized on the disposition and the tax basis of such shares, and generally will be long-term or short-term capital gain depending on the holding period involved. The tax basis of the shares acquired upon the exercise of any non-qualified stock option will be equal to the sum of the exercise price of the non-qualified stock option and the amount included in income with respect to the option. Notwithstanding the foregoing, in the event that exercise of the option is permitted other than by cash payment of the exercise price, various special tax rules may apply.

New Plan Benefits

The number of shares that may be granted to our executive officers, non-employee directors and other employees is indeterminable at this time, as such grants are subject to the discretion of the Compensation Committee. Of the additional shares to be reserved under the Fourth Amended 2005 Plan, we expect to reserve an aggregate of 205,165 shares in connection with LTIP units that could be earned under our 2014 Outperformance Plan based on the achievement of cumulative performance goals for the three-year period ending August 31, 2017. These LTIP units are convertible into common units, which may be presented to us for redemption and acquired by us for shares of our common stock. To the extent shares are not available to be issued in exchange for common units presented for redemption, we would redeem such common units for cash. If our absolute and relative performance for the three-year performance period applicable to these awards continues to be the same as we experienced from the beginning of the performance period through December 31, 2015, no LTIP units would be earned under our 2014 Outperformance Plan. Information regarding the LTIP units that could be earned by each of our executive officers is set forth above under "Executive Compensation—Compensation Discussion and Analysis—Our Executive Compensation Programs—Long-Term Equity Incentive Awards—Outperformance Plans—2014 Outperformance Plan."

STOCK OWNERSHIP INFORMATION

Executive and Director Stock Ownership Guidelines

In furtherance of the Committee's ongoing efforts to foster an ownership culture among our senior leadership team, we adopted stock ownership guidelines for our named executive officers and non-employee directors. We have subsequently revised these guidelines to increase the amount of equity in the Company or its operating partnership that our named executive officers are required to own in order to satisfy the guidelines, as set forth below:

Named Executive Officers and Non-Employee Directors	Multiple of Base Salary or Annual Retainer
Chief Executive Officer	8x
Other Named Executive Officers	6x
Non-Employee Directors	3x

New named executive officers and non-employee directors have three years from the commencement of their employment or election to the Board to attain compliance with the stock ownership requirements.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of our common stock, $0.01 par value per share as of March 31, 2016, unless otherwise noted, for (i) each person known to us to be the beneficial owner of more than 5% of the Company's outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers who is not a director and (iv) our directors and executive officers as a group. All information in the following table is based on Schedules 13D, 13G and/or any amendments thereto, filed with the SEC, and on information supplied to us by our directors and officers. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all shares set forth opposite their respective names.

As of March 31, 2016, there were 100,166,848 shares outstanding.

Name**	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Total
The Vanguard Group[1]	15,989,869	15.96%
Cohen & Steers, Inc.[2]	10,857,734	10.84%
BlackRock, Inc.[3]	8,828,084	8.81%
State Street Corporation[4]	5,647,935	5.64%
John H. Alschuler[5]	35,711	*
Betsy S. Atkins[6]	4,478	*
Edwin Thomas Burton, III[7]	46,065	*
Matthew J. DiLiberto[8]	68,709	*
Stephen L. Green[9]	976,755	*
Craig M. Hatkoff[10]	21,839	*
Marc Holliday[11]	861,929	*
Andrew S. Levine[12]	144,893	*
John S. Levy[13]	93,190	*
Andrew Mathias[14]	836,979	*
All Directors and Executive Officers as a Group (10 Persons)	3,090,548	3.09%

*   Less than 1%.

**   Unless otherwise indicated, the business address is 420 Lexington Avenue, New York, New York 10170-1881.

(1)   Based on information provided on a Schedule 13G/A filed with the SEC on February 11, 2016, as of December 31, 2015, The Vanguard Group ("Vanguard") may be deemed to beneficially own an aggregate of 15,989,869 shares of our common stock in its capacity as an investment advisor, which includes 154,613 shares of our common stock held by Vanguard Fiduciary Trust Company as a result of its serving as investment manager of collective trust accounts and 300,599 shares of common stock held by Vanguard Investments Australia, Ltd. as a result of its serving as investment manager of Australian investment offerings. The business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355. According to information received from Vanguard, the number of shares reported as beneficially owned by Vanguard in such Schedule 13G/A includes 7,182,597 shares, representing 7.17% of our outstanding common stock, that Vanguard Specialized Funds—Vanguard REIT Index Fund separately reported as beneficially owned in a Schedule 13G/A filed on February 9, 2016 with the SEC.

(2)   Based on information provided on a Schedule 13G/A filed with the SEC on February 16, 2016, as of December 31, 2015, Cohen & Steers, Inc., Cohen & Steers Capital Management, Inc. and Cohen & Steers UK Ltd., collectively, may be deemed to beneficially own an aggregate of 10,857,734 shares of our common stock. The business address for Cohen & Steers, Inc. and Cohen & Steers Capital Management, Inc. is 280 Park Avenue, 10th Floor, New York, NY 10017. The business address for Cohen & Steers UK Ltd. is 21 Sackville Street, 4th Floor, London, United Kingdom W1S 3DN.

(3)   Based on information provided on a Schedule 13G/A filed with the SEC on February 10, 2016, as of December 31, 2015, BlackRock, Inc., BlackRock (Luxembourg) S.A., BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock Asset Management Ireland Limited, BlackRock Asset Management North Asia Limited, BlackRock Asset Management Schweiz AG, BlackRock Financial Management, Inc., BlackRock Fund Advisors, BlackRock Fund Managers Ltd, BlackRock Institutional Trust Company, N.A., BlackRock International Limited, BlackRock Investment Management (Australia) Limited, BlackRock Investment Management (UK) Ltd, BlackRock Investment Management, LLC, BlackRock Japan Co Ltd and BlackRock Life Limited, or, collectively, BlackRock, may be deemed to beneficially own an aggregate of 8,828,084 shares of our common stock. The business address for BlackRock is 55 East 52nd Street, New York, NY 10022.

(4)   Based on information provided on a Schedule 13G filed with the SEC on February 16, 2016, as of December 31, 2015, State Street Corporation, State Street Bank and Trust Company, SSGA Funds Management, Inc., State Street Global Advisors Limited, State Street Global Advisors, LTD, State Street Global Advisors, Australia, Limited, State Street Global Advisors (Asia) Limited, State Street Global Advisors (Japan) Co., LTD, State Street Global Advisors France, S.A. and State Street Global Advisors Ireland Limited, or, collectively, State Street, may be deemed to beneficially own an aggregate of 5,647,935 shares of our common stock. The business address for State Street is One Lincoln Street, Boston, MA 02111.

(5)   Includes 26,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2016 and 9,211 phantom units.

(6)   Includes 1,753 phantom units.

(7)   Includes 6,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2016 and 33,434 phantom units.

(8)   Includes 20,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2016 and 47,715 LTIP units convertible into limited partnership units in SL Green Operating Partnership, L.P. ("OP Units") within 60 days of March 31, 2016. The total excludes LTIP units that remain subject to performance-based vesting conditions, 7,646 LTIP units that remain subject to time-based vesting conditions and 2,854 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2016.

(9)   Includes 801,492 OP Units and 175,263 vested LTIP units convertible into OP Units within 60 days of March 31, 2016 held by the Stephen L. Green Revocable Trust. The total excludes LTIP units that remain subject to performance-based vesting conditions, 2,201 LTIP units that remain subject to time-based vesting conditions and 60,863 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2016 held by the Stephen L. Green Revocable Trust.

(10)   Includes 20,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2016.

(11)   Includes 200,000 shares of our common stock subject to options exercisable within 60 days of March 31, 2016 and 623,415 LTIP units convertible into OP Units within 60 days of March 31, 2016. The total excludes LTIP units that remain subject to performance-based vesting conditions, 4,987 LTIP units that remain subject to time-based vesting conditions and 283,719 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2016.

(12)   Includes 16,666 shares of our common stock subject to options exercisable within 60 days of March 31, 2016 and 112,353 LTIP units convertible into OP Units within 60 days of March 31, 2016. The total excludes LTIP units that remain subject to performance-based vesting conditions, 25,635 LTIP units that remain subject to time-based vesting conditions and 21,397 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2016.

(13)   Includes 50,500 shares of our common stock subject to options exercisable within 60 days of March 31, 2016 and 42,690 phantom units.

(14)   Includes 43,332 shares of our common stock subject to options exercisable within 60 days of March 31, 2016 and 232,294 LTIP units convertible into OP Units within 60 days of March 31, 2016. The total excludes LTIP units that remain subject to performance-based vesting conditions, 3,779 LTIP units that remain subject to time-based vesting conditions and 142,738 vested LTIP units that are not convertible into OP Units within 60 days of March 31, 2016.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and persons who own more than 10% of a registered class of our equity securities are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. To our knowledge, based solely on review of the copies of such reports and any amendments thereto furnished to us during or with respect to our most recent fiscal year, all Section 16(a) filing requirements applicable to our executive officers, directors and persons who own more than 10% of a registered class of our equity securities were satisfied, with the exception of Messrs. Alschuler, Burton, Hatkoff and Levy who each inadvertently failed to timely file a Form 4 during fiscal year 2015 relating to the award of shares of phantom stock units and, in the case of Mr. Hatkoff, common stock, in connection with their service as directors. Also during fiscal year 2015, Mr. Alschuler inadvertently failed to timely file a Form 4 relating to the conversion of phantom stock units into other securities held in an alternative investment account pursuant to the Company's deferred compensation plan, Mr. Hatkoff inadvertently failed to timely file a Form 4 relating to the disposition of shares of the Company's common stock and Messrs. Green and DiLiberto each inadvertently failed to timely file a Form 4 relating to the conversion of LTIP units into shares of the Company's common stock.

Certain Relationships and Related Party Transactions

Policies and Procedures With Respect to Related Party Transactions

All related party transactions (generally, transactions involving amounts exceeding $120,000 in which directors and executive officers or their immediate family members, or stockholders owning 5% of more of our outstanding common stock have an interest) are subject to approval or ratification in accordance with the procedures described below.

Our Nominating and Corporate Governance Committee reviews the material facts of all related party transactions and either approves or disapproves the entry into such related party transaction. If advance approval of a related party transaction is not feasible, then the related party transaction will be considered and, if our Nominating and Corporate Governance Committee determines it to be appropriate, ratified, at the next regularly scheduled meeting of our Nominating and Corporate Governance Committee. In determining whether to approve or ratify a related party transaction, our Nominating and Corporate Governance Committee takes into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

No director may participate in any discussion or approval of a related party transaction for which he or she is a related party, except that the director must provide all material information concerning the related party transaction to our Nominating and Corporate Governance Committee.

If a related party transaction will be ongoing, our Nominating and Corporate Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party. Thereafter, our Nominating and Corporate Governance Committee, on at least an annual basis, reviews and assesses ongoing relationships with such related party to see that our management is in compliance with our Nominating and Corporate Governance Committee's guidelines and that such related party transaction remains appropriate.

Related party transactions are disclosed in our SEC filings.

Cleaning/Security/Messenger and Restoration Services

Through Alliance Building Services, or Alliance, First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services, Classic Security LLC provides security services, Bright Star Couriers LLC provides messenger services, and Onyx Restoration Works provides restoration services with respect to certain properties owned by us. Alliance is partially owned by Gary Green, a son of Stephen L. Green, the chairman of the Board. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. The Service Corporation has entered into an arrangement with Alliance whereby it will receive profit participation above a certain threshold for services provided by Alliance to certain tenants at certain buildings above the base services specified in their lease agreements. Income earned from profit participation was approximately $3.8 million, $3.8 million and $3.5 million for the years ended December 31, 2015, 2014 and 2013, respectively. We also recorded expenses of approximately $21.3 million, $21.5 million and $23.4 million for the years ended December 31, 2015, 2014 and 2013, respectively, for these services (excluding services provided directly to tenants).

Management Fees

S.L. Green Management Corp., a consolidated entity, receives property management fees from an entity in which Stephen L. Green owns an interest. We received management fees from such entity of approximately $480,600, $444,300, and $441,100 for the years ended December 31, 2015, 2014 and 2013, respectively.

Marketing Services

A-List Marketing, LLC, or A-List, provided marketing services to us. Deena Wolff, a sister of Marc Holliday, our Chief Executive Officer, is the founder of A-List. We recorded approximately $286,900, $221,100, and $293,600 for the years ended December 31, 2015, 2014 and 2013, respectively.

Other

Amounts due from related parties at December 31, 2015 and 2014 consisted of the following (in thousands):

	2015	2014
Due from joint ventures	$ 1,334	$ 1,254
Other	9,316	10,481
Related party receivables	$ 10,650	$ 11,735

OTHER INFORMATION

These proxy materials are being made available in connection with the solicitation of proxies by the Board of Directors, or the Board, of SL Green Realty Corp., a Maryland corporation, for use at our 2016 annual meeting of stockholders to be held on Thursday, June 2, 2016 at 10:00 a.m., local time, at The Grand Hyatt New York, 109 East 42nd Street, New York, New York, 10017, or at any postponement or adjournment of the annual meeting.

Questions and Answers about the Annual Meeting

Who is entitled to vote at the annual meeting?

Holders of record of our common stock, $0.01 par value per share, at the close of business on March 31, 2016, the record date for the annual meeting, are entitled to receive notice of the annual meeting and to vote at the annual meeting. If you are a holder of record of our common stock as of the record date, you may vote the shares that you held on the record date even if you sell such shares after the record date. Each outstanding share as of the record date entitles its holder to cast one vote for each matter to be voted upon and, with respect to the election of directors, one vote for each director to be elected. Stockholders do not have the right to cumulate voting for the election of directors.

What is the purpose of the annual meeting?

At the annual meeting, you will be asked to vote on the following proposals:

- *Proposal 1*: the election of the three Class I director nominees named in this proxy statement to serve on the Board for a three-year term and until their successors are duly elected and qualify
- *Proposal 2*: the approval of an advisory resolution approving the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K

- *Proposal 3*: the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016
- *Proposal 4*: the approval of our Fourth Amended and Restated 2005 Stock Option and Incentive Plan

You also may be asked to consider and act upon any other matters that may properly be brought before the annual meeting and at any adjournments or postponements thereof.

What constitutes a quorum?

The presence, in person or by proxy, of holders of a majority of the total number of outstanding shares entitled to vote at the annual meeting is necessary to constitute a quorum for the transaction of any business at the annual meeting. As of the record date, there were 100,166,848 shares outstanding and entitled to vote at the annual meeting.

Each share of common stock outstanding on the record date is entitled to one vote on each matter properly submitted at the annual meeting and, with respect to the election of directors, one vote for each director to be elected. Abstentions and "broker non-votes" (i.e., shares represented at the meeting held by brokers, as to which instructions have not been received from the beneficial owners or persons entitled to vote such shares and with respect to which, on a particular matter, the broker does not have discretionary voting power to vote such shares) will be counted for purposes of determining whether a quorum is present for the transaction of business at the annual meeting.

What vote is required to approve each proposal?

For Proposal 1, a majority of all the votes cast with respect to a nominee's election is required for such nominee to be elected to serve on the Board. This means that the number of votes cast "for" a nominee must exceed the number of votes cast "against" such nominee. Abstentions and broker non-votes are not counted as a vote cast either "for" or "against" a nominee, and therefore, will have no effect on the election of directors. For more information on the operation of our majority voting standard in director elections, see the section entitled "Our Board of Directors and Corporate Governance—Corporate Governance—Majority Voting Standard and Director Resignation Policy."

A majority of all of the votes cast with respect to the proposal is required for approval of each of Proposals 2, 3 and 4.

In respect of Proposals 2 and 3, abstentions and broker non-votes are not counted as votes cast, and therefore will have no effect on the votes for these proposals. In respect of Proposal 4, abstentions will be treated as votes cast and will have the same effect as votes against the proposal. Broker non-votes will not be treated as votes cast and will have no effect on the result of the vote. Can I change my vote after I submit my proxy card?

If you cast a vote by proxy, you may revoke it at any time before it is voted by:

- filing a written notice revoking the proxy with our Secretary at our address
- properly signing and forwarding to us a proxy with a later date
- appearing in person and voting by ballot at the annual meeting

How do I vote?

Voting in Person at the Annual Meeting. If you hold your shares in your own name as a holder of record with our transfer agent, Computershare, and attend the annual meeting, you may vote in person at the annual meeting. If your shares are held by a bank, broker or other nominee, that is, in "street name," and you wish to vote in person at the annual meeting, you will need to obtain a "legal proxy" from the bank, broker or other nominee that holds your shares of record.

Voting by Proxy. You should submit your proxy or voting instructions as soon as possible. You can vote by valid proxy received by telephone, electronically via the Internet or by mail. The deadline for voting by telephone or electronically via the Internet is 11:59 p.m., Eastern Daylight Time, on June 1, 2016. If voting by mail, you must:

- indicate your instructions on the proxy
- date and sign the proxy

How is my vote counted?

If you authorize your proxy to vote your shares electronically via the Internet or by telephone, or, if you received a proxy card by mail and you properly marked, signed, dated and returned it, the shares that the proxy represents will be voted in the manner specified on the proxy. If no specification is made, your shares will be voted "for" the election of the nominees for the Class I directors named in this proxy statement, "for" advisory approval of the compensation of our named executive officers, "for"

If you attend the annual meeting, you may vote in person whether or not you previously have given a proxy, but your presence (without further action) at the annual meeting will not constitute revocation of a previously given proxy. Unless you have received a legal proxy to vote the shares, if you hold your shares through a bank, broker or other nominee, that is, in "street name," only that bank, broker or other nominee can revoke your proxy on your behalf.

You may revoke a proxy for shares held by a bank, broker or other nominee by submitting new voting instructions to the bank, broker or other nominee or, if you have obtained a legal proxy from the bank, broker or other nominee giving you the right to vote the shares at the annual meeting, by attending the annual meeting and voting in person.

- promptly mail the proxy in the enclosed envelope
- allow sufficient time for the proxy to be received before the date of the annual meeting

If your shares are held in "street name" such as in a stock brokerage account, by a bank or other nominee, please follow the instructions you received from your broker or with respect to the voting of your shares.

If you have any questions regarding how to authorize your proxy by telephone or via the Internet, please call MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500.

Even if you plan to attend the annual meeting, we recommend that you submit a proxy to vote your shares in advance so that your vote will be counted if you later are unable to attend the annual meeting.

the approval our Fourth Amended and Restated 2005 Stock Option and Incentive Plan and "for" ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016. It is not anticipated that any matters other than those set forth in this proxy statement will be presented at the annual meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

How does the Board recommend that I vote on each of the proposals?

The Board recommends that you vote:

- **FOR** *Proposal 1*: the election of Edwin Thomas Burton, III, Craig M. Hatkoff, and Andrew W. Mathias as Class I directors to serve on the Board for a three-year term and until their successors are duly elected and qualify
- **FOR** *Proposal 2*: the approval of an advisory resolution approving the compensation of our named executive officers as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K

- **FOR** *Proposal 3*: the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2016
- **FOR** *Proposal 4*: the approval of our Fourth Amended and Restated 2005 Stock Option and Incentive Plan

What other information should I review before voting?

Our 2015 annual report, including financial statements for the fiscal year ended December 31, 2015, is being made available to you along with this proxy statement. You may obtain, free of charge, copies of our 2015 annual report and our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which contains additional information about the Company, on our website at http://www.slgreen.com or by directing your request in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations. The 2015 annual report and the Annual Report on Form 10-K, however, are not part of the proxy solicitation materials, and the information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with or furnish to the SEC.

Who is soliciting my proxy?

This solicitation of proxies is made by and on behalf of the Board. We will pay the cost of the solicitation of proxies. We have retained MacKenzie Partners, Inc. at an aggregate estimated cost of $10,000, plus out-of-pocket expenses, to assist in the solicitation of proxies. In addition to the solicitation of proxies by mail, our directors, officers and employees may solicit proxies personally or by telephone.

How do I change how I receive proxy materials in the future?

Instead of receiving a Notice of Internet Availability of Proxy Materials in the mail for future meetings, stockholders may elect to receive links to proxy materials by e-mail or to receive a paper copy of the proxy materials and a paper proxy card by mail. If you elect to receive proxy materials by e-mail, you will not receive proxy materials in the mail (including, if applicable, a Notice of Internet Availability of Proxy Materials). Instead, you will receive an e-mail with links to proxy materials and online voting. If you received a paper copy of the proxy materials in the mail, you can eliminate all such paper mailings (including, if applicable, a Notice of Internet Availability of Proxy Materials) in the future by electing to receive an e-mail that will provide Internet links to these documents. Opting to receive all future proxy materials online will save us the cost of producing and mailing such documents to you and help us conserve natural resources. You can change your election by directing your request in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations, by sending a blank e-mail with the 12-digit control number on your proxy card to sendmaterial@proxyvote.com, via the internet at http://www.proxyvote.com or by telephone at (800) 579-7639. Your election will remain in effect until you change it.

No person is authorized on our behalf to give any information or to make any representations with respect to the proposals other than the information and the representations contained in this proxy statement, and, if given or made, such information and/or representations must not be relied upon as having been authorized.

Other Matters

Solicitation of Proxies

We will pay the cost of solicitation of proxies. Our directors, officers and employees may solicit proxies personally, by telephone, via the Internet or by mail without additional compensation for such activities. We also will request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send a Notice of Internet Availability of Proxy Materials to and obtain proxies from such beneficial owners. We will reimburse such holders for their reasonable expenses. In addition, we intend to utilize the proxy solicitation services of MacKenzie Partners, Inc. at an aggregate estimated cost of $10,000 plus out-of-pocket expenses.

Stockholder Proposals and Nominations

Proposals for Inclusion in our 2017 Proxy Materials

SEC rules permit stockholders to submit proposals to be included in our proxy materials if the stockholder and the proposal satisfy the requirements specified in Rule 14a-8 under the Exchange Act. For a stockholder proposal to be considered for inclusion in our proxy materials for the 2017 annual meeting, the proposal must be delivered to our Secretary at the address provided below by December 23, 2016.

Director Nominations for Inclusion in our 2017 Proxy Materials (Proxy Access)

Our proxy access bylaw permits a stockholder (or a group of up to 20 stockholders) owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, if the nominating stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. For the 2017 annual meeting, notice of a proxy access nomination must be delivered to our Secretary at the address provided below no later than December 23, 2016 and no earlier than November 23, 2016.

Other Proposals or Nominations to be brought before our 2017 Annual Meeting

Our bylaws permit a stockholder to propose items of business and/or nominate director candidates that are not intended to be included in our proxy materials if the stockholder complies with the procedures set forth in our bylaws. For the 2017 annual meeting, notice of such proposals or nominations must be delivered to our Secretary at the address provided below no later than March 4, 2017 and no earlier than February 2, 2017.

If the Company moves the 2017 annual meeting to a date that is more than 25 days before or after the date which is the one year anniversary of this year's annual meeting date (i.e., June 2, 2017), the Company must receive such notice no later than the close of business on the 10th day following the earlier of the day on which the Company makes a public announcement of the meeting date or they day on which notice of the meeting date is first distributed to stockholders.

Address for Submission of Notices and Additional Information

All stockholder nominations of individuals for election as directors or proposals of other items of business to be considered by stockholders at the 2017 annual meeting (whether or not intended for inclusion in our proxy materials) must be submitted in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Andrew S. Levine, Secretary.

In addition, both the proxy access and the advance notice provisions of our bylaws require a stockholder's notice of a nomination or other item of business to include certain information. Director nominees must also meet certain eligibility requirements. Any stockholder considering introducing a nomination or other item of business should carefully review our bylaws.

Householding of Proxy Materials

The SEC adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single proxy statement, annual report or Notice of Internet Availability of Proxy Materials, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that such broker will be "householding" communications, including the proxy

materials, to your address, "householding" will continue until you are notified otherwise or until you revoke your consent.

Stockholders who currently receive only one copy of the proxy materials at their address and would like to receive additional copies and/or stockholders who no longer wish to participate in "householding" and would prefer to receive separate proxy materials in the future should direct their request either to their broker or to the Company in writing to SL Green Realty Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations or by telephone at (212) 594-2700.

Stockholders who currently receive multiple copies of the proxy materials at their address and would like to request "householding" of their future communications should direct their request either to their broker or to the Company at the address of telephone number above.

By Order of the Board of Directors

Andrew S. Levine
Secretary

New York, New York
April 22, 2016

APPENDIX A:
SL GREEN REALTY CORP. FOURTH AMENDED AND RESTATED 2005 STOCK OPTION AND INCENTIVE PLAN

TABLE OF CONTENTS

1. DEFINITIONS	A-2
2. EFFECTIVE DATE AND TERMINATION OF PLAN	A-5
3. ADMINISTRATION OF PLAN	A-5
4. SHARES AND UNITS SUBJECT TO THE PLAN	A-6
5. PROVISIONS APPLICABLE TO STOCK OPTIONS	A-7
6. PROVISIONS APPLICABLE TO RESTRICTED STOCK	A-9
7. PROVISIONS APPLICABLE TO PHANTOM SHARES	A-11
8. PROVISIONS APPLICABLE TO DIVIDEND EQUIVALENT RIGHTS	A-13
9. OTHER EQUITY-BASED AWARDS	A-13
10. CASH-BASED AWARDS	A-14
11. PERFORMANCE GOALS	A-14
12. TAX WITHHOLDING	A-14
13. REGULATIONS AND APPROVALS	A-16
14. INTERPRETATION AND AMENDMENTS; OTHER RULES	A-16
15. CHANGES IN CAPITAL STRUCTURE	A-17
16. MISCELLANEOUS	A-18

SL GREEN REALTY CORP.

FOURTH AMENDED AND RESTATED
2005 STOCK OPTION AND INCENTIVE PLAN

SL Green Realty Corp., a Maryland corporation, wishes to attract and retain qualified key employees, Directors, officers, advisors, consultants and other personnel and encourage them to increase their efforts to make the Company's business more successful whether directly or through its Subsidiaries or other affiliates. In furtherance thereof, the SL Green Realty Corp. Fourth Amended and Restated 2005 Stock Option and Incentive Plan, as amended as of June 2, 2016, is designed to provide equity-based incentives to certain Eligible Persons. Awards under the Plan may be made to Eligible Persons in the form of Options, Restricted Stock, Phantom Shares, Dividend Equivalent Rights, Cash-Based Awards or other forms of equity-based compensation.

1.   DEFINITIONS.

Whenever used herein, the following terms shall have the meanings set forth below:

"Award," except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock, Phantom Shares, Dividend Equivalent Rights, Cash-Based Awards and other equity-based Awards as contemplated herein.

"Award Agreement" means a written agreement in a form approved by the Committee to be entered into between the Company and the Participant as provided in Section 3. An Award Agreement may be, without limitation, an employment or other similar agreement containing provisions governing grants hereunder, if approved by the Committee for use under the Plan.

"Board" means the Board of Directors of the Company.

"Cause" means, unless otherwise provided in the Participant's Award Agreement, (i) engaging in (A) willful or gross misconduct or (B) willful or gross neglect; (ii) repeatedly failing to adhere to the directions of superiors or the Board or the written policies and practices of the Company or its Subsidiaries or its affiliates; (iii) the commission of a felony or a crime of moral turpitude, dishonesty, breach of trust or unethical business conduct, or any crime involving the Company or its Subsidiaries, or any affiliate thereof; (iv) fraud, misappropriation or embezzlement; (v) any illegal act detrimental to the Company its Subsidiaries or any affiliate thereof; (vi) repeated failure to devote substantially all of the Participant's business time and efforts to the Company or its Subsidiaries, or any affiliate thereof, if required by the Participant's employment agreement; or (vii) the Participant's failure adequately and competently to perform his duties after receiving notice from the Company or its Subsidiaries, or any affiliate thereof specifically identifying the manner in which the Participant has failed to perform; provided, however, that, if at any particular time the Participant is subject to an effective employment agreement or consulting agreement with the Company, then, in lieu of the foregoing definition, "Cause" shall at that time have such meaning as may be specified in such employment agreement.

"Cash-Based Awards" means an Award under Section 10 of the Plan that is payable in cash.

"Change in Control" means:

(i)   any "person," including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Exchange Act) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of either (A) the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Board ("Voting Securities") or (B) the then outstanding shares of all classes of stock of the Company (in either such case other than as a result of the acquisition of securities directly from the Company);

(ii)   the members of the Board at the beginning of any consecutive 24-calendar-month period commencing on or after the initial effective date of the Plan (the "Incumbent Directors") cease for any reason other than death including without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the members of the Board; provided that any person becoming a director of the Company whose election or nomination was approved by a vote of at least a majority of the Incumbent Directors shall, for purposes hereof, be considered an Incumbent Director;

(iii)   the consummation of (A) any consolidation or merger of the Company or any subsidiary that would result in the Voting Securities outstanding immediately prior to such merger or consolidation representing (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than 50% of the total voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation or ceasing to have the power to elect at least a majority of the board of directors or other governing body of such surviving entity or (2) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company, if the stockholders of the Company and unitholders of SL Green Operating Partnership, L.P. taken as a whole and considered as one class immediately before such transaction own, immediately after consummation of such transaction, equity securities and partnership units possessing less than 50% of the surviving or acquiring company and partnership taken as a whole; or

(iv)   the stockholders of the Company shall approve any plan or proposal for the liquidation or dissolution of the Company.

Notwithstanding the foregoing clause (i), an event described in clause (i) shall not be a Change in Control if such event occurs solely as the result of an acquisition of securities by the Company which, by reducing the number of shares of stock or other Voting Securities outstanding, increases (x) the proportionate number of shares of stock of the Company beneficially owned by any "person" (as defined above) to 25% or more of the shares of stock then outstanding or (y) the proportionate voting power represented by the Voting Securities beneficially owned by any "person" (as defined above) to 25% or more of the combined voting power of all then outstanding Voting Securities; provided, however, that if any "person" referred to in clause (x) or (y) of this sentence shall thereafter become the beneficial owner of any additional stock of the Company or other Voting Securities (other than pursuant to a share split, stock dividend, or similar transaction), then a Change in Control shall be deemed to have occurred for purposes of the foregoing clause (i).

Notwithstanding the foregoing, no event or condition shall constitute a Change in Control to the extent that, if it were, a 20% tax would be imposed under Section 409A of the Code; provided that, in such a case, the event or condition shall continue to constitute a Change in Control to the maximum extent possible (e.g., if applicable, in regard of vesting without an acceleration of distribution) without causing the imposition of such 20% tax.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Compensation Committee of the Board.

"Common Stock" means the shares of common stock of the Company as constituted on the effective date of the Plan, and any other shares into which such common stock shall thereafter be changed by reason of a recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like.

"Company" means SL Green Realty Corp., a Maryland corporation.

"Director" means a non-employee director of the Company or its Subsidiaries.

"Disability" means, unless otherwise provided by the Committee in the Participant's Award Agreement, a disability which renders the Participant incapable of performing all of his or her material duties for a period of at least 150 consecutive or non-consecutive days during any consecutive twelve-month period. Notwithstanding the foregoing, no circumstances or condition shall constitute a Disability to the extent that, if it were, a 20% tax would be imposed under Section 409A of the Code; provided that, in such a case, the event or condition shall continue to constitute a Disability to the maximum extent possible (e.g., if applicable, in regard of vesting without an acceleration of distribution) without causing the imposition of such 20% tax.

"Dividend Equivalent Right" means a right awarded under Section 8 of the Plan to receive (or have credited) the equivalent value of dividends paid on Common Stock.

"Eligible Person" means a key employee, Director, officer, advisor, consultant or other personnel of the Company and its Subsidiaries or other person expected to provide significant services (of a type expressly approved by the Committee as covered services for these purposes) to the Company or its Subsidiaries.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" per Share as of a particular date means (i) if Shares are then listed on a national stock exchange, the closing sales price per Share on the exchange for the last preceding date on which there was a sale of Shares on such exchange, as determined by the Committee, (ii) if Shares are not then listed on a national stock exchange but are then traded on an over-the-counter market, the average of the closing bid and asked prices for the Shares in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market, as determined by the

Committee, or (iii) if Shares are not then listed on a national stock exchange or traded on an over-the-counter market, such value as the Committee in its discretion may in good faith determine; provided that, where the Shares are so listed or traded, the Committee may make such discretionary determinations where the Shares have not been traded for 10 trading days.

"Full-Value Award" means an Award other than an Option, Stock Appreciation Right or other Award that does not deliver the full value at grant thereof of the underlying shares.

"Fungible Pool Unit" shall be the measuring unit used for purposes of the Plan, as specified in Section 4, to determine the number of Shares which may be subject to Awards hereunder, which shall consist of Shares in the proportions (a) with respect to Awards granted prior to June 15, 2010 (ranging from 0.7 to 3.0), (b) with respect to Awards granted on or after June 15, 2010 but before June 13, 2013 (ranging from 0.79 to 1.65), (c) with respect to Awards granted on or after June 13, 2013 but before June 2, 2016 (ranging from 0.77 to 2.76) and (d) with respect to Awards granted on or after June 2, 2016 (ranging from 0.73 to 3.74, as set forth in Section 4(a).

"Grantee" means an Eligible Person granted Restricted Stock, Phantom Shares, Dividend Equivalent Rights or such other equity-based Awards as may be granted pursuant to Section 9.

"Incentive Stock Option" means an "incentive stock option" within the meaning of Section 422(b) of the Code.

"Non-Qualified Stock Option" means an Option which is not an Incentive Stock Option.

"Option" means the right to purchase, at a price and for the term fixed by the Committee in accordance with the Plan, and subject to such other limitations and restrictions in the Plan and the applicable Award Agreement, a number of Shares determined by the Committee.

"Optionee" means an Eligible Person to whom an Option is granted, or the Successors of the Optionee, as the context so requires.

"Option Price" means the price per Share, determined by the Board or the Committee, at which an Option may be exercised.

"Participant" means a Grantee or Optionee.

"Performance Criteria" means the following business criteria (or any combination thereof) with respect to one or more of the Company, any Subsidiary or any division or operating unit thereof: (i) pre-tax income, (ii) after-tax income, (iii) net income (meaning net income as reflected in the Company's financial reports for the applicable period, on an aggregate, diluted and/or per share basis), (iv) operating income, (iv) cash flow, (v) earnings per share, (vi) return on equity, (vii) return on invested capital or assets, (viii) cash and/or funds available for distribution, (ix) appreciation in the fair market value of the Common Stock, (x) return on investment, (xi) total return to shareholders, (xii) net earnings growth, (xiii) stock appreciation (meaning an increase in the price or value of the Common Stock after the date of grant of an award and during the applicable period), (xiv) related return ratios, (xv) increase in revenues, (xvi) net earnings, (xvii) changes (or the absence of changes) in the per share or aggregate market price of the Company's Common Stock, (xviii) number of securities sold, (xix) earnings before any one or more of the following items: interest, taxes, depreciation or amortization for the applicable period, as reflected in the Company's financial reports for the applicable period, (xx) total revenue growth (meaning the increase in total revenues after the date of grant of an award and during the applicable period, as reflected in the Company's financial reports for the applicable period), (xxi) the Company's published ranking against its peer group of real estate investment trusts based on total shareholder return, and (xxii) FFO.

"Performance Goals" means (i) 7% FFO growth, (ii) 10% total return to shareholders and (iii) Total return to shareholders in the top one-third of the "peer group". For purposes of this definition, "peer group" shall be Alexandria Real Estate Equities, Inc., American Financial Realty Trust, Boston Properties, Inc., Brandywine Realty Trust, Corporate Office Properties Trust, Crescent Real Estate Equities Company, Douglas Emmett, Duke Realty Corporation, Highwoods Properties, Inc., HRPT Properties, Kilroy Realty Corporation, Liberty Property Trust, Mack-Cali Realty Corporation, Maguire Properties, Parkway Properties, SL Green Realty Corp., and Washington REIT. Such "peer group" may not change with respect to any particular Award.

"Phantom Share" means a right, pursuant to the Plan, of the Grantee to payment of the Phantom Share Value.

"Phantom Share Value," per Phantom Share, means the Fair Market Value of a Share of Common Stock, or, if so provided by the Committee, such Fair Market Value to the extent in excess of a base value established by the Committee at the time of grant.

"Plan" means the Company's Fourth Amended and Restated 2005 Stock Option and Incentive Plan, as amended and restated on June 2, 2016, as set forth herein and as the same may from time to time be amended.

"Restricted Stock" means an award of Shares that are subject to restrictions hereunder.

"Retirement" means, unless otherwise provided by the Committee in the Participant's Award Agreement, the Termination of Service (other than for Cause) of a Participant on or after the Participant's attainment of age 65 or on or after the Participant's attainment of age 55 with five consecutive years of service with the Company and or its Subsidiaries or its affiliates.

"Securities Act" means the Securities Act of 1933, as amended.

"Settlement Date" means the date determined under Section 7.4(c).

"Shares" means shares of Common Stock of the Company.

"Stock Appreciation Right" means the right to settle an Option as provided for in Section 5.7.

"Subsidiary" means any corporation (other than the Company) that is a "subsidiary corporation" with respect to the Company under Section 424(f) of the Code. In the event the Company becomes a subsidiary of another company, the provisions hereof applicable to subsidiaries shall, unless otherwise determined by the Committee, also be applicable to any company that is a "parent corporation" with respect to the Company under Section 424(e) of the Code.

"Successor of the Optionee" means the legal representative of the estate of a deceased Optionee or the person or persons who shall acquire the right to exercise an Option by bequest or inheritance or by reason of the death of the Optionee.

"Termination of Service" means a Participant's termination of employment or other service, as applicable, with the Company and its Subsidiaries.

2. EFFECTIVE DATE AND TERMINATION OF PLAN.

The effective date of the Plan is June 2, 2016. The amendments reflected in this Fourth Amended and Restated 2005 Stock Option and Incentive Plan shall not become effective unless and until it is approved by the requisite percentage of the holders of the Common Stock of the Company. The Plan shall terminate on, and no Award shall be granted hereunder on or after, the 10-year anniversary of the approval of this Fourth Amended and Restated 2005 Stock Option and Incentive Plan by the shareholders of the Company; provided, that no Incentive Stock Options shall be granted hereunder on or after the 10-year anniversary of the approval of this Fourth Amended and Restated 2005 Stock Option and Incentive Plan by the Board; provided further that the Board may at any time prior to that date terminate the Plan; and provided, further, that all Awards made under the Plan prior to a Plan termination shall remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreement.

3. ADMINISTRATION OF PLAN.

(a)   The Plan shall be administered by the Committee appointed by the Board. Unless otherwise determined by the Board, the Committee, upon and after such time as it is covered in Section 16 of the Exchange Act, shall consist of at least two individuals each of whom shall be a "nonemployee director" as defined in Rule 16b-3 as promulgated by the Securities and Exchange Commission ("Rule 16b-3") under the Exchange Act and shall, at such times as the Company is subject to Section 162(m) of the Code (to the extent relief from the limitation of Section 162(m) of the Code is sought with respect to Awards), qualify as "outside directors" for purposes of Section 162(m) of the Code; provided that no action taken by the Committee (including without limitation grants) shall be invalidated because any or all of the members of the Committee fails to satisfy the foregoing requirements of this sentence. If and to the extent applicable, no member of the Committee may act as to matters under the Plan specifically relating to such member. Notwithstanding the other foregoing provisions of this Section 3(a), any Award under the Plan to a person who is a member of the Committee shall be made and administered by the Board. If no Committee is designated by the Board to act for these purposes, the Board shall have the rights and responsibilities of the Committee hereunder and under the Award Agreements.

(b)   Subject to the provisions of the Plan, the Committee shall in its discretion (i) authorize the granting of Awards to Eligible Persons; and (ii) determine the eligibility of Eligible Persons to receive an Award, as well as determine the number of Shares to be covered under any Award Agreement, considering the position and responsibilities of the Eligible Persons, the nature and value to the Company of the Eligible Person's present and potential contribution to the success of the Company whether directly or through its Subsidiaries and such other factors as the Committee may deem relevant.

(c)   The Award Agreement shall contain such other terms, provisions and conditions not inconsistent herewith as shall be determined by the Committee. In the event that any Award Agreement or other agreement hereunder provides (without regard to this sentence) for the obligation of the Company or any affiliate thereof to purchase or repurchase Shares from a Participant or any other person, then, notwithstanding the provisions of the Award Agreement or such other agreement, such obligation shall not apply to the extent that the purchase or repurchase would not be permitted under governing state law. The Participant shall take whatever additional actions and execute whatever additional documents the Committee may in its reasonable judgment deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the Participant pursuant to the express provisions of the Plan and the Award Agreement.

(d)   The Committee may provide, in its discretion, that (i) all stock issued hereunder be initially maintained in separate brokerage account for the Participant at a brokerage firm selected by, and pursuant to an arrangement with, the Company; and (ii) in the case of vested Shares, the Participant may move such Shares to another brokerage account of the Participant's choosing or request that a stock certificate be issued and delivered to him or her.

(e)   The Committee, in its discretion, may delegate to the Chief Executive Officer of the Company all or part of the Committee's authority and duties with respect to awards, including, without limitation, the granting of awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Act and who are not and are not expected to be "covered employees" within the meaning of Section 162(m) of the Code. Any such delegation by the Committee may, in the sole discretion of the Committee, include a limitation as to the amount of awards that may be awarded during the period of the delegation and may contain guidelines as to the determination of the option exercise price, or price of other awards and the vesting criteria. The Committee may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Committee's delegate that were consistent with the terms of the Plan.

4.   SHARES AND UNITS SUBJECT TO THE PLAN.

(a)   Subject to adjustments as provided in Section 15, the total number of Shares subject to Awards granted under the Plan, in the aggregate, may not exceed 27,030,000 (the "Fungible Pool Limit"). Each Share issued or to be issued in connection with Full-Value Awards that vest or are granted based on the achievement of the Performance Goals granted prior to June 15, 2010 but before June 13, 2013 shall be counted against the Fungible Pool Limit as 2.0 Fungible Pool Units. Each Share issued or to be issued in connection with any other Full-Value Awards granted prior to June 15, 2010 but before June 13, 2013 shall be counted against the Fungible Pool Limit as 3.0 Fungible Pool Units. Each Share issued or to be issued in connection with any Full-Value Awards granted on or after June 15, 2010 but before June 13, 2013 shall be counted against the Fungible Pool Limit as 1.65 Fungible Pool Units. Each Share issued or to be issued in connection with any Full-Value Awards granted on or after June 13, 2013 but before June 2, 2016 shall be counted against the Fungible Pool Limit as 2.76 Fungible Pool Units. Each Share issued or to be issued in connection with any Full-Value Awards granted on or after June 2, 2016 shall be counted against the Fungible Pool Limit as 3.74 Fungible Pool Units. Options, Stock Appreciation Rights and other Awards that do not deliver the full value at grant thereof of the underlying Shares and that expire 10 years from the date of grant shall be counted against the Fungible Pool Limit as 1 Fungible Pool Unit. Options, Stock Appreciation Rights and other Awards that do not deliver the full value at grant thereof of the underlying Shares and that expire five years from the date of grant (i) granted prior to June 15, 2010 shall be counted against the Fungible Pool Limit as 0.7 of a Fungible Pool Unit, (ii) granted on or after June 15, 2010 but before June 13, 2013 shall be counted against the Fungible Pool Limit as 0.79 of a Fungible Pool Unit, (iii) granted on or after June 13, 2013 but before June 2, 2016 shall be counted against the Fungible Pool Limit as 0.77 of a Fungible Pool Unit and (iv) granted on or after June 2, 2016 shall be counted against the Fungible Pool Limit as 0.73 of a Fungible Pool Unit. (For these purposes, the number of Shares taken into account with respect to a Stock Appreciation Right shall be the number of Shares underlying the Stock Appreciation Rights at grant (i.e., not the final number of Shares delivered upon exercise of the Stock Appreciation Rights).) Shares that have been granted as Restricted Stock or that have been reserved for distribution in payment for Options, Phantom Shares or other equity-based Awards but are later forfeited or for any other reason are not payable under the Plan may again be made the subject of Awards under the Plan. Such Shares shall be added back to the Plan using the same ratio as in effect when such Awards were granted, except that the ratios for Awards forfeited after June 2, 2016 shall not be less than the ratios in effect for such Awards as of the date of forfeiture. The following Shares shall not be added to the Shares authorized for grant under the Plan: (i) Shares tendered or held back upon exercise of an Option or settlement or vesting of an Award to cover the exercise price or tax withholding, and (ii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right upon exercise thereof.

(b)   Shares subject to Dividend Equivalent Rights, other than Dividend Equivalent Rights based directly on the dividends payable with respect to Shares subject to Options or the dividends payable on a number of Shares corresponding to the number of Phantom Shares awarded, shall be subject to the limitation of Section 4(a). If any Phantom Shares, Dividend Equivalent Rights or other equity-based Awards under Section 9 are paid out in cash, then, notwithstanding the first sentence of Section 4(a) above (but subject to the second sentence thereof) the underlying Shares may again be made the subject of Awards under the Plan.

(c)   The certificates for Shares issued hereunder may include any legend which the Committee deems appropriate to reflect any rights of first refusal or other restrictions on transfer hereunder or under the Award Agreement, or as the Committee may otherwise deem appropriate.

(d)   No award may be granted under the Plan to any person who, assuming exercise of all options and payment of all awards held by such person, would own or be deemed to own more than 9.8% of the outstanding shares of Common Stock. Subject to adjustments as provided in Section 15, no Eligible Person shall be granted Awards in any one year covering more than 700,000 Shares (with each Share subject to an Award being counted as one Share, notwithstanding the type of Award or the fact that it may count as more or less than one Fungible Pool Unit for purposes of Section 4(a)), it being expressly contemplated that Awards in exclusively one category (e.g., Options) can (but need not) be used in the discretion of the Committee to reach the limitation set forth in this sentence; provided that this limit shall only apply to Awards that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code and the regulations promulgated thereunder.

(e)   Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company as regular compensation to any Director other than the Chairman or the Lead Director in any calendar year shall not exceed $500,000. For the purpose of this limitation, the value of any Award shall be its grant date fair value, as determined in accordance with FASB ASC 718 (or any successor provision) but excluding the impact of estimated forfeitures related to service-based vesting provisions.

5.   PROVISIONS APPLICABLE TO STOCK OPTIONS.

5.1   Grant of Option.

Subject to the other terms of the Plan, the Committee (or, as expressly permitted by Section 3, the Chief Executive Officer) shall, in its discretion as reflected by the terms of the applicable Award Agreement: (i) determine and designate from time to time those Eligible Persons to whom Options are to be granted and the number of Shares to be optioned to each Eligible Person; (ii) determine whether to grant Incentive Stock Options or to grant Non-Qualified Stock Options, or both (to the extent that any Option does not qualify as an Incentive Stock Option, it shall constitute a separate Non-Qualified Stock Option); provided that Incentive Stock Options may only be granted to employees; (iii) determine the time or times when and the manner and condition in which each Option shall be exercisable and the duration of the exercise period; (iv) designate each Option as one intended to be an Incentive Stock Option or as a Non-Qualified Stock Option; and (v) determine or impose other conditions to the grant or exercise of Options under the Plan as it may deem appropriate.

5.2   Option Price.

The Option Price shall be determined by the Committee on the date the Option is granted and reflected in the Award Agreement, as the same may be amended from time to time. The Option Price shall not be less than 100% of the Fair Market Value of a Share on the day the Option is granted. Any particular Award Agreement may provide for different exercise prices for specified amounts of Shares subject to the Option.

5.3   Period of Option and Vesting.

(a)   Unless earlier expired, forfeited or otherwise terminated, each Option shall expire in its entirety upon the 10th anniversary of the date of grant or shall have such other term (which may be shorter, but not longer) as is set forth in the applicable Award Agreement (except that, in the case of an individual described in Section 422(b)(6) of the Code (relating to certain 10% owners) who is granted an Incentive Stock Option, the term of such Option shall be no more than five years from the date of grant). The Option shall also expire, be forfeited and terminate at such times and in such circumstances as otherwise provided hereunder or under the Award Agreement.

(b)   Each Option, to the extent that the Optionee has not had a Termination of Service and the Option has not otherwise lapsed, expired, terminated or been forfeited, shall first become exercisable according to the terms and conditions set forth in the Award Agreement, as determined by the Committee at the time of grant. Unless otherwise provided in the Award Agreement, no Option (or portion thereof) shall ever be exercisable if the Optionee has a Termination of Service before the time at which such Option (or portion thereof) would otherwise have become exercisable, and any Option that would otherwise become exercisable after such Termination of Service shall not become exercisable and shall be forfeited upon such termination. Upon and after the death of an Optionee, such Optionee's Options, if and to the extent otherwise exercisable hereunder or under the applicable Award Agreement after the Optionee's death, may be exercised by the Successors of the Optionee.

5.4   Exercisability Upon and After Termination of Optionee.

(a)   Subject to provisions of the Award Agreement, in the event the Optionee has a Termination of Service other than by the Company or its Subsidiaries for Cause, or other than by reason of death or Disability, no exercise of an Option may occur after the expiration of the three-month period to follow the termination, or if earlier, the expiration of the term of the Option as provided under Section 5.3(a); provided that, if the Optionee should die after the Termination of Service, such termination being for a reason other than Cause or Disability, but while the Option is still in effect, the Option (if and to the extent otherwise exercisable by the Optionee at the time of death) may be exercised until the earlier of (i) one year from the date of the Termination of Service of the Optionee, or (ii) the date on which the term of the Option expires in accordance with Section 5.3(a).

(b)   Subject to provisions of the Award Agreement, in the event the Optionee has a Termination of Service on account of death or Disability, the Option (whether or not otherwise exercisable) may be exercised until the earlier of (i) one year from the date of the Termination of Service of the Optionee, or (ii) the date on which the term of the Option expires in accordance with Section 5.3.

(c)   Notwithstanding any other provision hereof, unless otherwise provided in the Award Agreement, if the Optionee has a Termination of Service by the Company for Cause, the Optionee's Options, to the extent then unexercised, shall thereupon cease to be exercisable and shall be forfeited forthwith.

5.5   Exercise of Options.

(a)   Subject to vesting, restrictions on exercisability and other restrictions provided for hereunder or otherwise imposed in accordance herewith, an Option may be exercised, and payment in full of the aggregate Option Price made, by an Optionee only by written notice (in the form prescribed by the Committee) to the Company specifying the number of Shares to be purchased.

(b)   Without limiting the scope of the Committee's discretion hereunder, the Committee may impose such other restrictions on the exercise of Incentive Stock Options (whether or not in the nature of the foregoing restrictions) as it may deem necessary or appropriate.

5.6   Payment.

(a)   The aggregate Option Price shall be paid in full upon the exercise of the Option. Payment must be made by one of the following methods:

(i)   a certified or bank cashier's check or wire transfer;

(ii)   subject to Section 13(e), the proceeds of a Company loan program or third-party sale program or a notice acceptable to the Committee given as consideration under such a program, in each case if permitted by the Committee in its discretion, if such a program has been established and the Optionee is eligible to participate therein;

(iii)   if approved by the Committee in its discretion, Shares of previously owned Common Stock, which have been previously owned for more than six months, having an aggregate Fair Market Value on the date of exercise equal to the aggregate Option Price; or

(iv)   by any combination of such methods of payment or any other method acceptable to the Committee in its discretion.

(b)   Except in the case of Options exercised by certified or bank cashier's check, the Committee may impose limitations and prohibitions on the exercise of Options as it deems appropriate, including, without limitation, any limitation or prohibition designed to avoid accounting consequences which may result from the use of Common Stock as payment upon exercise of an Option.

(c)   The Committee may provide that no Option may be exercised with respect to any fractional Share. Any fractional Shares resulting from an Optionee's exercise that is accepted by the Company shall in the discretion of the Committee be paid in cash.

5.7   Stock Appreciation Rights.

The Committee, in its discretion, may also permit (taking into account, without limitation, the application of Section 409A of the Code, as the Committee may deem appropriate) the Optionee to elect to exercise an Option by receiving a combination of Shares and cash, or, in the discretion of the Committee, either Shares or solely in cash, with an aggregate Fair

Market Value (or, to the extent of payment in cash, in an amount) equal to the excess of the Fair Market Value of the Shares with respect to which the Option is being exercised over the aggregate Option Price, as determined as of the day the Option is exercised. Such tandem Stock Appreciation Right shall expire at the same time as the Option to which it pertains expires.

5.8 Exercise by Successors.

An Option may be exercised, and payment in full of the aggregate Option Price made, by the Successors of the Optionee only by written notice (in the form prescribed by the Committee) to the Company specifying the number of Shares to be purchased. Such notice shall state that the aggregate Option Price will be paid in full, or that the Option will be exercised as otherwise provided hereunder, in the discretion of the Company or the Committee, if and as applicable.

5.9 Nontransferability of Option.

Each Option granted under the Plan shall be nontransferable by the Optionee except by will or the laws of descent and distribution of the state wherein the Optionee is domiciled at the time of his death; provided, however, that the Committee may (but need not) permit other transfers, where the Committee concludes that such transferability (i) does not result in accelerated U.S. federal income taxation, (ii) does not cause any Option intended to be an Incentive Stock Option to fail to be described in Section 422(b) of the Code, and (iii) is otherwise appropriate and desirable; and provided, further, that in no event may an Option be transferred by the Optionee for consideration without shareholder approval.

5.10 Certain Incentive Stock Option Provisions.

(a)   The aggregate Fair Market Value, determined as of the date an Option is granted, of the Common Stock for which any Optionee may be awarded Incentive Stock Options which are first exercisable by the Optionee during any calendar year under the Plan (or any other stock option plan required to be taken into account under Section 422(d) of the Code) shall not exceed $100,000.

(b)   If Shares acquired upon exercise of an Incentive Stock Option are disposed of in a disqualifying disposition within the meaning of Section 422 of the Code by an Optionee prior to the expiration of either two years from the date of grant of such Option or one year from the transfer of Shares to the Optionee pursuant to the exercise of such Option, or in any other disqualifying disposition within the meaning of Section 422 of the Code, such Optionee shall notify the Company in writing as soon as practicable thereafter of the date and terms of such disposition and, if the Company (or any affiliate thereof) thereupon has a tax-withholding obligation, shall pay to the Company (or such affiliate) an amount equal to any withholding tax the Company (or affiliate) is required to pay as a result of the disqualifying disposition.

(c)   The Option Price with respect to each Incentive Stock Option shall not be less than 100%, or 110% in the case of an individual described in Section 422(b)(6) of the Code (relating to certain 10% owners), of the Fair Market Value of a Share on the day the Option is granted.

6.   PROVISIONS APPLICABLE TO RESTRICTED STOCK.

6.1 Grant of Restricted Stock.

(a)   In connection with the grant of Restricted Stock, whether or not performance goals (as provided for under Section 11) apply thereto, the Committee shall establish one or more vesting periods with respect to the shares of Restricted Stock granted, the length of which shall be determined in the discretion of the Committee. Subject to the provisions of this Section 6, the applicable Award Agreement and the other provisions of the Plan, restrictions on Restricted Stock shall lapse if the Grantee satisfies all applicable employment or other service requirements through the end of the applicable vesting period. Nothing in this Section 6 shall limit the Committee's authority, and the Committee is expressly authorized, to grant Shares which are fully vested upon grant (and for which there is no period of forfeiture), and which are subject to the rules of this Section 6.

(b)   Subject to the other terms of the Plan, the Committee may, in its discretion as reflected by the terms of the applicable Award Agreement: (i) authorize the granting of Restricted Stock to Eligible Persons; (ii) provide a specified purchase price for the Restricted Stock (whether or not the payment of a purchase price is required by any state law applicable to the Company); (iii) determine the restrictions applicable to Restricted Stock and (iv) determine or impose other conditions, including any applicable performance goals, to the grant of Restricted Stock under the Plan as it may deem appropriate.

6.2 Certificates.

(a)   Unless otherwise provided by the Committee, each Grantee of Restricted Stock shall be issued a stock certificate in respect of Shares of Restricted Stock awarded under the Plan. Each such certificate shall be registered in the name of the Grantee. Without limiting the generality of Section 4(c), the certificates for Shares of Restricted Stock issued hereunder may include any legend which the Committee deems appropriate to reflect any restrictions on transfer hereunder or under the Award Agreement, or as the Committee may otherwise deem appropriate, and, without limiting the generality of the foregoing, shall bear a legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

> The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the SL Green Realty Corp. Fourth Amended and Restated 2005 Stock Option and Incentive Plan and an Award Agreement entered into between the registered owner and SL Green Realty Corp. Copies of such Plan and Award Agreement are on file in the offices of SL Green Realty Corp., at 420 Lexington Avenue, New York, New York 10170.

(b)   The Committee may require that any stock certificates evidencing such Shares be held in custody by the Company until the restrictions hereunder shall have lapsed, and that, as a condition of any Award of Restricted Stock, the Grantee shall have delivered to the Company a stock power, endorsed in blank, relating to the stock covered by such Award. If and when such restrictions so lapse, the stock certificates shall be delivered by the Company to the Grantee or his or her designee as provided in Section 6.3 (and the stock power shall be so delivered or shall be discarded).

6.3   <u>Restrictions and Conditions.</u>

Unless otherwise provided by the Committee, the Shares of Restricted Stock awarded pursuant to the Plan shall be subject to the following restrictions and conditions:

(i)   Subject to the provisions of the Plan and the Award Agreements, during a period commencing with the date of such Award and ending on the date the period of forfeiture with respect to such Shares lapses, the Grantee shall not be permitted voluntarily or involuntarily to sell, transfer, pledge, anticipate, alienate, encumber or assign Shares of Restricted Stock awarded under the Plan (or have such Shares attached or garnished). Subject to the provisions of the Award Agreements and clause (iii) below, the period of forfeiture with respect to Shares granted hereunder shall lapse as provided in the applicable Award Agreement. Notwithstanding the foregoing, unless otherwise expressly provided by the Committee, the period of forfeiture with respect to such Shares shall only lapse as to whole Shares.

(ii)   Except as provided in the foregoing clause (i), below in this clause (ii), in Section 15, or as otherwise provided in the applicable Award Agreement, the Grantee shall have, in respect of the Shares of Restricted Stock, all of the rights of a shareholder of the Company, including the right to vote the Shares and the right to receive any cash dividends currently; provided, however that, if provided in an Award Agreement, cash dividends on such Shares shall (A) be held by the Company (unsegregated as a part of its general assets) until the period of forfeiture lapses (and forfeited if the underlying Shares are forfeited), and paid over to the Grantee (without interest) as soon as practicable after such period lapses (if not forfeited), or (B) treated as may otherwise be provided in an Award Agreement. Certificates for Shares (not subject to restrictions) shall be delivered to the Grantee or his or her designee, at the request thereof, promptly after, and only after, the period of forfeiture shall lapse without forfeiture in respect of such Shares of Restricted Stock.

(iii)   Except as otherwise provided in the applicable Award Agreement, if the Grantee has a Termination of Service by the Company and its Subsidiaries for Cause, or by the Grantee for any reason, during the applicable period of forfeiture, then (A) all Shares still subject to restriction shall thereupon, and with no further action, be forfeited by the Grantee, and (B) in the event the Grantee has paid a cash purchase price for the forfeited Shares, the Company shall pay to the Grantee as soon as practicable (and in no event more than 30 days) after such termination an amount equal to the lesser of (x) the amount paid by the Grantee (if any) for such forfeited Restricted Stock as contemplated by Section 6.1, and (y) the Fair Market Value on the date of termination of the forfeited Restricted Stock.

Notwithstanding the foregoing, cash dividends on Shares of Restricted Stock that remain subject to potential forfeiture due to failure to meet performance-based conditions (i.e., conditions other than the continued service or employment of the Grantee through a certain date) must be retained by, or repaid by the Grantee to, the Company; provided that, to the extent provided for in the applicable Award Agreement or by the Committee, an amount equal to such cash dividends retained or repaid by the Grantee may be paid to the Grantee upon the lapsing of such performance-based conditions with respect to such shares.

7.   PROVISIONS APPLICABLE TO PHANTOM SHARES.

   7.1   Grant of Phantom Shares.

Subject to the other terms of the Plan, the Committee shall, in its discretion as reflected by the terms of the applicable Award Agreement: (i) authorize the granting of Phantom Shares to Eligible Persons and (ii) determine or impose other conditions to the grant of Phantom Shares under the Plan as it may deem appropriate.

   7.2   Term.

The Committee may provide in an Award Agreement that any particular Phantom Share shall expire at the end of a specified term.

   7.3   Vesting.

Phantom Shares shall vest as provided in the applicable Award Agreement.

   7.4   Settlement of Phantom Shares.

(a)   Each vested and outstanding Phantom Share shall be settled by the transfer to the Grantee of one Share; provided that the Committee at the time of grant may provide that a Phantom Share may be settled (i) in cash at the applicable Phantom Share Value or (ii) in cash or by transfer of Shares as elected by the Grantee in accordance with procedures established by the Committee (taking into account, without limitation, Section 409A of the Code, as the Committee may deem appropriate).

(b)   Phantom Shares shall be settled with a single-sum payment by the Company; provided that, with respect to Phantom Shares of a Grantee which have a common Settlement Date, the Committee may permit the Grantee to elect in accordance with procedures established by the Committee (taking into account, without limitation, Section 409A of the Code, as the Committee may deem appropriate) to receive installment payments over a period not to exceed 10 years.

(c)   (i) Unless otherwise provided in the applicable Award Agreement, the "Settlement Date" with respect to a Phantom Share is as soon as practicable after (but not later than the first day of the month to follow) the date on which the Phantom Share vests; provided that a Grantee may elect, in accordance with procedures to be established by the Committee, that such Settlement Date will be deferred as elected by the Grantee to as soon as practicable after (but not later than the first day of the month to follow) the Grantee's Termination of Service, or such other time as may be permitted by the Committee. Unless otherwise determined by the Committee, elections under this Section 7.4(c)(i) must, except as may otherwise be permitted under the rules applicable under Section 409A of the Code, (A) be effective at least one year after they are made, or, in the case of payments to commence at a specific time, be made at least one year before the first scheduled payment and (B) defer the commencement of distributions for at least five years.

(ii)   Notwithstanding Section 7.4(c)(i), the Committee may provide that distributions of Phantom Shares can be elected at any time in those cases in which the Phantom Share Value is determined by reference to Fair Market Value to the extent in excess of a base value, rather than by reference to unreduced Fair Market Value.

(iii)   Notwithstanding the foregoing, the Settlement Date, if not earlier pursuant to this Section 7.4(c), is the date of the Grantee's death.

(d)   Notwithstanding the other provisions of this Section 7, in the event of a Change in Control, the Settlement Date shall be the date of such Change in Control and all amounts due with respect to Phantom Shares to a Grantee hereunder shall be paid as soon as practicable (but in no event more than 30 days) after such Change in Control, unless such Grantee elects otherwise in accordance with procedures established by the Committee.

(e)   Notwithstanding any other provision of the Plan, a Grantee may receive any amounts to be paid in installments as provided in Section 7.4(b) or deferred by the Grantee as provided in Section 7.4(c) in the event of an "Unforeseeable Emergency." For these purposes, an "Unforeseeable Emergency," as determined by the Committee in its sole discretion, is a severe financial hardship to the Grantee resulting from a sudden and unexpected illness or accident of the Grantee or "dependent," as defined in Section 152(a) of the Code, of the Grantee, loss of the Grantee's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Grantee. The circumstances that will constitute an Unforeseeable Emergency will depend upon the facts of each case, but, in any case, payment may not be made to the extent that such hardship is or may be relieved:

(i)   through reimbursement or compensation by insurance or otherwise,

(ii)   by liquidation of the Grantee's assets, to the extent the liquidation of such assets would not itself cause severe financial hardship, or

(iii)   by future cessation of the making of additional deferrals under Section 7.4 (b) and (c).

Without limitation, the need to send a Grantee's child to college or the desire to purchase a home shall not constitute an Unforeseeable Emergency. Distributions of amounts because of an Unforeseeable Emergency shall be permitted to the extent reasonably needed to satisfy the emergency need.

7.5   Other Phantom Share Provisions.

(a)   Rights to payments with respect to Phantom Shares granted under the Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, garnishment, levy, execution, or other legal or equitable process, either voluntary or involuntary; and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, attach or garnish, or levy or execute on any right to payments or other benefits payable hereunder, shall be void.

(b)   A Grantee may designate in writing, on forms to be prescribed by the Committee, a beneficiary or beneficiaries to receive any payments payable after his or her death and may amend or revoke such designation at any time. If no beneficiary designation is in effect at the time of a Grantee's death, payments hereunder shall be made to the Grantee's estate. If a Grantee with a vested Phantom Share dies, such Phantom Share shall be settled and the Phantom Share Value in respect of such Phantom Shares paid, and any payments deferred pursuant to an election under Section 7.4(c) shall be accelerated and paid, as soon as practicable (but no later than 60 days) after the date of death to such Grantee's beneficiary or estate, as applicable.

(c)   The Committee may establish a program under which distributions with respect to Phantom Shares may be deferred for periods in addition to those otherwise contemplated by foregoing provisions of this Section 7. Such program may include, without limitation, provisions for the crediting of earnings and losses on unpaid amounts, and, if permitted by the Committee, provisions under which Participants may select from among hypothetical investment alternatives for such deferred amounts in accordance with procedures established by the Committee.

(d)   Notwithstanding any other provision of this Section 7, any fractional Phantom Share will be paid out in cash at the Phantom Share Value as of the Settlement Date.

(e)   No Phantom Share shall be construed to give any Grantee any rights with respect to Shares or any ownership interest in the Company. Except as may be provided in accordance with Section 8, no provision of the Plan shall be interpreted to confer upon any Grantee any voting, dividend or derivative or other similar rights with respect to any Phantom Share.

7.6   Claims Procedures.

(a)   To the extent that the Plan is determined by the Committee to be subject to the Employee Retirement Income Security Act of 1974, as amended, the Grantee, or his beneficiary hereunder or authorized representative, may file a claim for payments with respect to Phantom Shares under the Plan by written communication to the Committee or its designee. A claim is not considered filed until such communication is actually received. Within 90 days (or, if special circumstances require an extension of time for processing, 180 days, in which case notice of such special circumstances should be provided within the initial 90-day period) after the filing of the claim, the Committee will either:

(i)   approve the claim and take appropriate steps for satisfaction of the claim; or

(ii)   if the claim is wholly or partially denied, advise the claimant of such denial by furnishing to him a written notice of such denial setting forth (A) the specific reason or reasons for the denial; (B) specific reference to pertinent provisions of the Plan on which the denial is based and, if the denial is based in whole or in part on any rule of construction or interpretation adopted by the Committee, a reference to such rule, a copy of which shall be provided to the claimant; (C) a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of the reasons why such material or information is necessary; and (D) a reference to this Section 7.6 as the provision setting forth the claims procedure under the Plan.

(b)   The claimant may request a review of any denial of his claim by written application to the Committee within 60 days after receipt of the notice of denial of such claim. Within 60 days (or, if special circumstances require an extension of time for processing, 120 days, in which case notice of such special circumstances should be provided within the initial 60-day period) after receipt of written application for review, the Committee will provide the claimant with its decision in writing, including, if the claimant's claim is not approved, specific reasons for the decision and specific references to the Plan provisions on which the decision is based.

8.   PROVISIONS APPLICABLE TO DIVIDEND EQUIVALENT RIGHTS.

8.1   Grant of Dividend Equivalent Rights.

Subject to the other terms of the Plan, the Committee shall, in its discretion as reflected by the terms of the Award Agreements, authorize the granting of Dividend Equivalent Rights to Eligible Persons based on the regular cash dividends declared on Common Stock, to be credited as of the dividend payment dates, during the period between the date an Award is granted, and the date such Award is exercised, vests or expires, as determined by the Committee; provided, however, that in no event may a Dividend Equivalent Right be granted in connection with an Option or a Stock Appreciation Right. Such Dividend Equivalent Rights shall be converted to cash or additional Shares by such formula and at such time and subject to such limitation as may be determined by the Committee. If a Dividend Equivalent Right is granted in respect of an Award hereunder (other than an Option or Stock Appreciation Right), then, unless otherwise stated in the Award Agreement, in no event shall the Dividend Equivalent Right be in effect for a period beyond the time during which the applicable portion of the underlying Award is in effect.

8.2   Certain Terms.

(a)   The term of a Dividend Equivalent Right shall be set by the Committee in its discretion.

(b)   Unless otherwise determined by the Committee, except as contemplated by Section 8.4, a Dividend Equivalent Right is exercisable or payable only while the Participant is an Eligible Person.

(c)   Payment of the amount determined in accordance with Section 8.1 shall be in cash, in Common Stock or a combination of the both, as determined by the Committee.

(d)   The Committee may impose such employment-related conditions on the grant of a Dividend Equivalent Right as it deems appropriate in its discretion.

(e)   A Dividend Equivalent Right granted with respect to an Award subject to performance-based vesting, or forfeiture based on the failure to meet performance-based conditions (i.e., conditions other than the continued service or employment of the Grantee through a certain date), may not be exercisable or payable unless and until the performance-based conditions have been met.

8.3   Other Types of Dividend Equivalent Rights.

The Committee may establish a program under which Dividend Equivalent Rights of a type whether or not described in the foregoing provisions of this Section 8 may be granted to Participants. For example, and without limitation, the Committee may grant a dividend equivalent right with respect to a Phantom Share, which right would consist of the right (subject to Section 8.4) to receive a cash payment in an amount equal to the dividend distributions paid on a Share from time to time.

8.4   Deferral.

The Committee may establish a program (taking into account, without limitation, the possible application of Section 409A of the Code, as the Committee may deem appropriate) under which Participants (i) will have Phantom Shares credited, subject to the terms of Sections 7.4 and 7.5 as though directly applicable with respect thereto, upon the granting of Dividend Equivalent Rights, or (ii) will have payments with respect to Dividend Equivalent Rights deferred. In the case of the foregoing clause (ii), such program may include, without limitation, provisions for the crediting of earnings and losses on unpaid amounts, and, if permitted by the Committee, provisions under which Participants may select from among hypothetical investment alternatives for such deferred amounts in accordance with procedures established by the Committee.

9.   OTHER EQUITY-BASED AWARDS

The Committee shall have the right (i) to grant other Awards based upon the Common Stock having such terms and conditions as the Committee may determine, including, without limitation, the grant of shares based upon certain conditions, the grant of convertible preferred shares, convertible debentures and other exchangeable or redeemable securities or equity interests, and the grant of stock appreciation rights, (ii) to grant limited-partnership or any other membership or ownership interests (which may be expressed as units or otherwise) in a Subsidiary or operating or other partnership (or other affiliate of the Company), with any Shares being issued in connection with the conversion of (or other distribution on account of) an interest granted under the authority of this clause (ii) to be subject, for the avoidance of doubt, to Section 4 and the other provisions of the Plan, and (iii) to grant Awards valued by reference to book value, fair value or performance parameters relative to the Company or any Subsidiary or group of Subsidiaries. Notwithstanding the foregoing, any cash dividends or distributions otherwise payable pursuant to an Award granted pursuant to this Section 9 that remains subject to performance-based vesting, or forfeiture based on the failure to meet performance-based conditions (i.e., conditions other than the continued service or employment of the Grantee through a certain date), must be retained by, or repaid by the Grantee to, the Company or the applicable entity granting the Award; provided that, to the extent provided for in the applicable Award Agreement or by the Committee, an amount equal to such cash dividends or distributions retained or repaid by the Grantee may be paid to the Grantee upon the satisfaction or lapsing of such performance-based conditions with respect to such Award.

10. CASH-BASED AWARDS.

Grant of Cash-Based Awards. The Committee shall have the right to grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the Grantee to a payment in cash. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Committee. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and shall be made in cash.

11. PERFORMANCE GOALS.

The Committee, in its discretion, (i) may establish one or more performance goals as a precondition to the issuance or vesting of Awards, and (ii) may provide, in connection with the establishment of the performance goals, for predetermined Awards to those Participants (who continue to meet all applicable eligibility requirements) with respect to whom the applicable performance goals are satisfied. In the case of any grant intended to qualify as performance based compensation under Section 162(m) of the Code (including, for these purposes, grants constituting performance based compensation, as determined without regard to certain shareholder approval and disclosure requirements by virtue of an applicable transition rule), the Committee (i) may use one or a combination of the performance goals set forth in this Section 11; and (ii) may establish other goals (with shareholder approval of other types of goals) intended to be performance goals as contemplated by Section 162(m) of the Code and the regulations thereunder. Performance-Based Awards intended to qualify as "performance based" compensation under Section 162(m) of the Code, may be payable upon the attainment of objective performance goals that are established by the Committee and relate to one or more Performance Criteria, in each case on specified date or over any period, up to 10 years, as determined by the Committee. Performance Criteria may (but need not) be based on the achievement of the specified levels of performance under one or more of the measures set out below relative to the performance of one or more other corporations or indices. Performance goals may be absolute amounts or percentages of amounts or may be relative to the performance of other companies or of indexes. Except as otherwise expressly provided, all financial terms are used as defined under Generally Accepted Accounting Principles ("GAAP") and all determinations shall be made in accordance with GAAP, as applied by the Company in the preparation of its periodic reports to shareholders. To the extent permitted by Section 162(m) of the Code, unless the Committee provides otherwise at the time of establishing the performance goals, for each fiscal year of the Company, the Committee may provide for objectively determinable adjustments, as determined in accordance with GAAP, to any of the Performance Criteria described above for one or more of the items of gain, loss, profit or expense: (A) determined to be extraordinary or unusual in nature or infrequent in occurrence, (B) related to the disposal of a segment of a business, (C) related to a change in accounting principle under GAAP, (D) related to discontinued operations that do not qualify as a segment of a business under GAAP, and (E) attributable to the business operations of any entity acquired by the Company during the fiscal year.

12. TAX WITHHOLDING.

12.1 In General.

The Company shall be entitled to withhold from any payments or deemed payments any amount of tax withholding determined by the Committee to be required by law. Without limiting the generality of the foregoing, the Committee may, in its discretion, require the Participant to pay to the Company at such time as the Committee determines the amount that the Committee deems necessary to satisfy the Company's obligation to withhold federal, state or local income or other taxes incurred by reason of (i) the exercise of any Option, (ii) the lapsing of any restrictions applicable to any Restricted Stock, (iii) the receipt of a distribution in respect of Phantom Shares or Dividend Equivalent Rights or receipt of cash or (iv) any other applicable income-recognition event (for example, an election under Section 83(b) of the Code).

12.2 Share Withholding.

(a) Upon exercise of an Option, the Optionee may, if approved by the Committee in its discretion, make a written election to have Shares then issued withheld by the Company from the Shares otherwise to be received, or to deliver previously owned Shares, in order to satisfy the liability for the minimum withholding taxes due. Alternatively, if so provided in an Award Agreement, the Committee may require the Optionee to satisfy such liability by having Shares then issued withheld by the Company from the Shares otherwise to be received, or require the Optionee to do so, subject to the Optionee's ability to elect to satisfy such liability in cash. In the event that the Optionee is to satisfy such liability in Shares, the number of Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of exercise sufficient to satisfy the applicable minimum withholding taxes. Where the exercise of an Option does not give rise to an obligation by the Company to withhold federal, state or local income or other taxes on the date of exercise, but may give rise to such an obligation in the future, the Committee may, in its discretion, make such arrangements and impose such requirements as it deems necessary or appropriate.

(b)   Upon lapsing of restrictions on Restricted Stock (or other income-recognition event), the Grantee may, if approved by the Committee in its discretion, make a written election to have Shares withheld by the Company from the Shares otherwise to be released from restriction, or to deliver previously owned Shares (not subject to restrictions hereunder), in order to satisfy the liability for the minimum withholding taxes due. Alternatively, if so provided in an Award Agreement, the Committee may require the Grantee to satisfy such liability by having Shares withheld by the Company from the Shares otherwise to be released from restriction, or require the Grantee to do so, subject to the Grantee's ability to elect to satisfy such liability in cash. In the event that the Grantee is to satisfy such liability in Shares, the number of Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of the lapsing of restrictions (or other income-recognition event) sufficient to satisfy the applicable minimum withholding taxes.

(c)   Upon the making of a distribution in respect of Phantom Shares or Dividend Equivalent Rights, the Grantee may, if approved by the Committee in its discretion, make a written election to have amounts (which may include Shares) withheld by the Company from the distribution otherwise to be made, or to deliver previously owned Shares (not subject to restrictions hereunder), in order to satisfy the liability for the minimum withholding taxes due. Alternatively, if so provided in an Award Agreement, the Committee may require the Grantee to satisfy such liability by having Shares withheld by the Company from the distribution otherwise to be made, or require the Grantee to do so, subject to the Grantee's ability to elect to satisfy such liability in cash. In the event that the Grantee is to satisfy such liability in Shares, any Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of distribution sufficient to satisfy the applicable minimum withholding taxes.

(d)   Upon the occurrence of any other income-recognition event with respect to an Award granted under the Plan that occurs upon or concurrently with the issuance or vesting of, or lapsing of restrictions on, Common Stock, the Grantee may, if approved by the Committee in its discretion, make a written election to have Shares withheld by the Company from the Shares otherwise to be issued, vested or released from restriction, or to deliver previously owned Shares (not subject to restrictions hereunder), in order to satisfy the liability for the minimum withholding taxes due. Alternatively, if so provided in an Award Agreement, the Committee may require the Grantee to satisfy such liability by having Shares withheld by the Company from the Shares otherwise to be issued, vested or released from restriction, or require the Grantee to do so, subject to the Grantee's ability to elect to satisfy such liability in cash. In the event that the Grantee is to satisfy such liability in Shares, the number of Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of such income-recognition event sufficient to satisfy the applicable minimum withholding taxes.

(e)   For purposes of determining the number of Shares to be withheld or delivered to satisfy the applicable minimum withholding taxes pursuant to Section 12.2 of the Plan, the Fair Market Value of the Shares shall be calculated in the same manner as the Shares are valued for purposes of determining the amount of withholding taxes due.

(f)   Notwithstanding anything to the contrary in the foregoing, the Company may withhold shares in excess of the applicable minimum withholding taxes if doing so would not cause the Plan to be subject to liability accounting under FASB ASC 718 (or any successor rule).

12.3   Withholding Required.

Notwithstanding anything contained in the Plan or the Award Agreement to the contrary, the Participant's satisfaction of any tax-withholding requirements imposed by the Committee shall be a condition precedent to the Company's obligation as may otherwise be provided hereunder to provide Shares to the Participant and to the release of any restrictions as may otherwise be provided hereunder, as applicable; and the applicable Option, Restricted Stock, Phantom Shares, Dividend Equivalent Rights or other Award shall be forfeited upon the failure of the Participant to satisfy such requirements with respect to, as applicable, (i) the exercise of the Option, (ii) the lapsing of restrictions on the Restricted Stock (or other income-recognition event), (iii) distributions in respect of any Phantom Share or Dividend Equivalent Right or receipt of cash or (iv) any other income-recognition event with respect an Award granted under the Plan.

13.   REGULATIONS AND APPROVALS.

(a)   The obligation of the Company to sell Shares with respect to an Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

(b)   The Committee may make such changes to the Plan as may be necessary or appropriate to comply with the rules and regulations of any government authority or to obtain tax benefits applicable to an Award.

(c)   Each grant of Options, Restricted Stock, Phantom Shares (or issuance of Shares in respect thereof) or Dividend Equivalent Rights (or issuance of Shares in respect thereof), or other Award under Section 9 (or issuance of Shares in respect thereof), is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance of Options, Shares of Restricted Stock, Phantom Shares, Dividend Equivalent Rights, other Awards or other Shares, no payment shall be made, or Phantom Shares or Shares issued or grant of Restricted Stock or other Award made, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions in a manner acceptable to the Committee.

(d)   In the event that the disposition of stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act, and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required under the Securities Act, and the Committee may require any individual receiving Shares pursuant to the Plan, as a condition precedent to receipt of such Shares, to represent to the Company in writing that such Shares are acquired for investment only and not with a view to distribution and that such Shares will be disposed of only if registered for sale under the Securities Act or if there is an available exemption for such disposition.

(e)   Notwithstanding any other provision of the Plan, the Company shall not be required to take or permit any action under the Plan or any Award Agreement which, in the good-faith determination of the Company, would result in a material risk of a violation by the Company of Section 13(k) of the Exchange Act.

14.   INTERPRETATION AND AMENDMENTS; OTHER RULES.

The Committee may make such rules and regulations and establish such procedures for the administration of the Plan as it deems appropriate. Without limiting the generality of the foregoing, the Committee may (i) determine the extent, if any, to which Options, Phantom Shares or Shares (whether or not Shares of Restricted Stock) or Dividend Equivalent Rights shall be forfeited (whether or not such forfeiture is expressly contemplated hereunder); (ii) interpret the Plan and the Award Agreements hereunder, with such interpretations to be conclusive and binding on all persons and otherwise accorded the maximum deference permitted by law, provided that the Committee's interpretation shall not be entitled to deference on and after a Change in Control except to the extent that such interpretations are made exclusively by members of the Committee who are individuals who served as Committee members before the Change in Control; and (iii) take any other actions and make any other determinations or decisions that it deems necessary or appropriate in connection with the Plan or the administration or interpretation thereof. In the event of any dispute or disagreement as to the interpretation of the Plan or of any rule, regulation or procedure, or as to any question, right or obligation arising from or related to the Plan, the decision of the Committee, except as provided in clause (ii) of the foregoing sentence, shall be final and binding upon all persons. The Committee may, in its discretion, delegate the authority and responsibility to act pursuant to the Plan with respect to ministerial administrative matters, which actions shall at all times be subject to the supervision of the Committee, and the actions of such a delegee in accordance with the foregoing shall be considered the actions of the Committee hereunder. Unless otherwise expressly provided hereunder, the Committee, with respect to any grant, may exercise its discretion hereunder at the time of the Award or thereafter. The Board may amend the Plan as it shall deem advisable, except that no amendment may adversely affect a Participant with respect to an Award previously granted unless such amendments are required in order to comply with applicable laws. The Board, in its discretion, may determine to make any Plan amendments subject to approval by the Company's stockholders for purposes of complying with applicable stock exchange requirements, ensuring that compensation earned under Awards qualifies as performance-based compensation under Section 162(m) of the Code or ensuring that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code. Except as provided in Section 15(a) or (f), without prior stockholder approval, in no event may the Board exercise its discretion to reduce the Option Price of outstanding Options or Stock Appreciation Rights or cancel, exchange, substitute, buyout or surrender outstanding Options or Stock Appreciation Rights in exchange for cash, other awards or Options or Stock Appreciation Rights with an Option Price that is less than the Option Price of the original Options or Stock Appreciation Rights.

15. CHANGES IN CAPITAL STRUCTURE.

(a) If (i) the Company or its Subsidiaries shall at any time be involved in a merger, consolidation, dissolution, liquidation, reorganization, exchange of shares, sale of all or substantially all of the assets or stock of the Company or its Subsidiaries or a transaction similar thereto, (ii) any stock dividend, stock split, reverse stock split, stock combination, reclassification, recapitalization or other similar change in the capital structure of the Company or its Subsidiaries, or any distribution to holders of Common Stock other than cash dividends, shall occur or (iii) any other event shall occur which in the judgment of the Committee necessitates action by way of adjusting the terms of the outstanding Awards, then:

(x) the maximum aggregate number of Shares which may be made subject to Options and Dividend Equivalent Rights under the Plan, the maximum aggregate number and kind of Shares of Restricted Stock that may be granted under the Plan, the maximum aggregate number of Phantom Shares and other Awards which may be granted under the Plan, shall be appropriately adjusted by the Committee; and

(y) with respect to Awards issued under the Plan, the Committee shall take any such action as shall be necessary to maintain each Participants' rights hereunder (including under their Award Agreements) with respect to Options, Phantom Shares and Dividend Equivalent Rights (and, as appropriate, other Awards under Section 9), so that they are substantially proportionate to the rights existing in such Options, Phantom Shares and Dividend Equivalent Rights (and other Awards under Section 9) prior to such event, including, without limitation, adjustments in (A) the number of Options, Phantom Shares and Dividend Equivalent Rights (and other Awards under Section 9) granted, (B) the number and kind of shares or other property to be distributed in respect of Options, Phantom Shares and Dividend Equivalent Rights (and other Awards under Section 9 as applicable), (C) the Option Price and Phantom Share Value, and (D) performance-based criteria established in connection with Awards; provided that, the foregoing clause (D) shall also be applied in the case of any event relating to a Subsidiary if the event would have been covered under this Section 15(a) had the event related to the Company. For purposes of clause (x) and this clause (y), the manner in which any of the above described adjustments are made shall in all events be subject to approval of the Committee.

To the extent that such action shall include an increase or decrease in the number of Shares (or units of other property then available) subject to all outstanding Awards, the number of Shares (or units) available under Section 4 shall be increased or decreased, as the case may be, proportionately, as may be determined by the Committee.

(b) Any Shares or other securities distributed to a Grantee with respect to Restricted Stock or otherwise issued in substitution of Restricted Stock shall be subject to the restrictions and requirements imposed by Section 6, including depositing the certificates therefor with the Company together with a stock power and bearing a legend as provided in Section 6.2(a).

(c) If the Company shall be consolidated or merged with another corporation or other entity, each Grantee who has received Restricted Stock that is then subject to restrictions imposed by Section 6.3(a) may be required to deposit with the successor corporation the certificates, if any, for the stock or securities or the other property that the Grantee is entitled to receive by reason of ownership of Restricted Stock in a manner consistent with Section 6.2(b), and such stock, securities or other property shall become subject to the restrictions and requirements imposed by Section 6.3(a), and the certificates therefor or other evidence thereof shall bear a legend similar in form and substance to the legend set forth in Section 6.2(a).

(d) If a Change in Control shall occur, then the Committee, as constituted immediately before the Change in Control, may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the Change in Control, provided that the Committee determines that such adjustments do not have an adverse economic impact on the Participant as determined at the time of the adjustments.

(e) The judgment of the Committee with respect to any matter referred to in this Section 15 shall be conclusive and binding upon each Participant without the need for any amendment to the Plan.

(f) Upon the effective time of a Sale Event, with respect to Awards granted on or after December 9, 2009, at the election of the Committee, either (i) (A) such Options and Stock Appreciation Rights that are not exercisable immediately prior to the effective time of the Sale Event shall become fully exercisable as of the effective time of the Sale Event, (B) all such other Awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the Sale Event, (C) all such Awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a Sale Event in the Committee's discretion (to the extent not provided for in the Award) and (D) all such outstanding Awards shall terminate or (ii) such Awards shall be assumed by the successor entity and continue with appropriate adjustment pursuant to Section 15(a) above. In the event of the termination of Awards pursuant to clause (i) of the prior sentence, (i) the Company shall have the option (in its sole discretion) to make or provide for a cash payment to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Common Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable (after taking into account any acceleration hereunder) at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights; or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Committee, to exercise all outstanding Options and Stock Appreciation Rights held by such grantee effective as of the effective time of such Sale Event. For purposes of the Plan, (i) "Sale Event" shall mean (A) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (B) a merger, reorganization or consolidation in which the outstanding shares of Common Stock are converted into or exchanged for securities of the successor entity and the voting securities of the Company outstanding immediately prior to such merger, reorganization or consolidation would represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) less than 50% of the total voting power of the voting securities of the surviving entity outstanding immediately after such merger, reorganization or consolidation or cease to have the power to elect at least a majority of the board of directors or other governing body of such surviving entity, or (C) the sale of all of the Common Stock of the Company to an unrelated person or entity and (ii) "Sale Price" shall mean the value as determined by the Committee of the consideration payable, or otherwise to be received by stockholders, per share of Common Stock pursuant to a Sale Event.

16. MISCELLANEOUS.

16.1 No Rights to Employment or Other Service.

Nothing in the Plan or in any grant made pursuant to the Plan shall confer on any individual any right to continue in the employ or other service of the Company or its Subsidiaries or interfere in any way with the right of the Company or its Subsidiaries and its shareholders to terminate the individual's employment or other service at any time.

16.2 Right of First Refusal; Right of Repurchase.

At the time of grant, the Committee may provide in connection with any grant made under the Plan that Shares received hereunder shall be subject to a right of first refusal pursuant to which the Company shall be entitled to purchase such Shares in the event of a prospective sale of the Shares, subject to such terms and conditions as the Committee may specify at the time of grant or (if permitted by the Award Agreement) thereafter, and to a right of repurchase, pursuant to which the Company shall be entitled to purchase such Shares at a price determined by, or under a formula set by, the Committee at the time of grant or (if permitted by the Award Agreement) thereafter.

16.3 No Fiduciary Relationship.

Nothing contained in the Plan (including without limitation Sections 7.5(c) and 8.4), and no action taken pursuant to the provisions of the Plan, shall create or shall be construed to create a trust of any kind, or a fiduciary relationship between the Company or its Subsidiaries, or their officers or the Committee, on the one hand, and the Participant, the Company, its Subsidiaries or any other person or entity, on the other.

16.4 No Fund Created.

Any and all payments hereunder to any Participant under the Plan shall be made from the general funds of the Company (or, if applicable, a Participating Company), no special or separate fund shall be established or other segregation of assets made to assure such payments, and the Phantom Shares (including for purposes of this Section 16.4 any accounts established to facilitate the implementation of Section 7.4(c)) and any other similar devices issued hereunder to account for Plan obligations do not constitute Common Stock and shall not be treated as (or as giving rise to) property or as a trust fund of any kind; provided, however, that the Company may establish a mere bookkeeping reserve to meet its obligations hereunder or a trust or other funding vehicle that would not cause the Plan to be deemed to be funded for tax purposes or for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended. The obligations of the Company under the Plan are unsecured and constitute a mere promise by the Company to make benefit payments in the future and, to the extent that any person acquires a right to receive payments under the Plan from the Company, such right shall be no greater than the right of a general unsecured creditor of the Company. (If any affiliate of the Company is or is made responsible with respect to any Awards, the foregoing sentence shall apply with respect to such affiliate.) Without limiting the foregoing, Phantom Shares and any other similar devices issued hereunder to account for Plan obligations are solely a device for the measurement and determination of the amounts to be paid to a Grantee under the Plan, and each Grantee's right in the Phantom Shares and any such other devices is limited to the right to receive payment, if any, as may herein be provided.

16.5   Notices.

All notices under the Plan shall be in writing, and if to the Company, shall be delivered to the Board or mailed to its principal office, addressed to the attention of the Board; and if to the Participant, shall be delivered personally, sent by facsimile transmission or mailed to the Participant at the address appearing in the records of the Company. Such addresses may be changed at any time by written notice to the other party given in accordance with this Section 16.5.

16.6   Exculpation and Indemnification.

The Company shall indemnify and hold harmless the members of the Board and the members of the Committee from and against any and all liabilities, costs and expenses incurred by such persons as a result of any act or omission to act in connection with the performance of such person's duties, responsibilities and obligations under the Plan, to the maximum extent permitted by law.

16.7   Captions.

The use of captions in this Plan is for convenience. The captions are not intended to provide substantive rights.

16.8   Governing Law.

THE PLAN SHALL BE GOVERNED BY THE LAWS OF MARYLAND WITHOUT REFERENCE TO PRINCIPLES OF CONFLICT OF LAWS.

16.9   Clawback Policy.

Awards under this Plan shall be subject to the Company's clawback policy, as in effect from time to time.

APPENDIX B:
INFORMATION REGARDING CERTAIN FINANCIAL MEASURES

Below are reconciliations of income from continuing operations before equity in net income of unconsolidated joint ventures, noncontrolling interests and discontinued operations to operating income and combined same-store cash net operating income for the years ended December 31, 2015 and 2014, the years ended December 31, 2014 and 2013 and the years ended December 31, 2013 and December 31, 2012 (amounts in thousands, except per share data).

Reconciliation of 2015 and 2014

| | Consolidated Properties | | SL Green's share of Unconsolidated Joint Ventures | | Combined | |
| | Year Ended December 31, | | Year Ended December 31, | | Year Ended December 31, | |
	2015	2014	2015	2014	2015	2014
Income from continuing operations before equity in net income from unconsolidated joint ventures, equity in net gain on sale of interest in unconsolidated joint venture/real estate, gain (loss) on sale of investment in marketable securities, purchase price fair value adjustment and loss on early extinguishment of debt	$ 77,261	$ 174,963	—	—		
Equity in net income from unconsolidated joint ventures	13,028	26,537	13,028	26,537		
Depreciation and amortization	560,887	371,610	62,766	60,692		
Interest expense, net of interest income	323,870	317,400	70,018	61,556		
Amortization of deferred financing costs	27,348	22,377	5,770	6,008		
Loss on early extinguishment of debt	(49)	(32,365)	—	—		
Operating income	$ 1,002,345	$ 880,522	$ 151,582	$ 154,793		
Marketing, general & administrative expense	94,873	92,488	—	—		
Net operating income from discontinued operations	488	37,790	—	—		
Transaction related costs, net of recoveries	11,430	8,707	37	372		
Non-building revenue	(195,944)	(217,857)	(25,690)	(17,467)		
Equity in income from unconsolidated joint ventures	(13,028)	(26,537)	—	—		
Loss on early extinguishment of debt	49	32,365	497	3,382		
Net operating income (NOI)	900,213	807,478	126,426	141,080	$ 1,026,639	$ 948,558
NOI from discontinued operations	(488)	(37,790)	—	—	(488)	(37,790)
NOI from other properties/affiliates	(210,584)	(114,361)	(44,943)	(62,229)	(255,527)	(176,590)
Same-Store NOI	$ 689,141	$ 655,327	$ 81,483	$ 78,851	$ 770,624	$ 734,178
Ground lease straight-line adjustment	1,595	1,602	—	—	1,595	1,602
Straight-line and free rent	(57,615)	(46,210)	(5,829)	(7,471)	(63,444)	(53,681)
Rental income—FAS 141	(12,296)	(16,377)	(1,512)	(1,607)	(13,808)	(17,984)
Same-store cash NOI	$ 620,825	$ 594,342	$ 74,142	$ 69,773	$ 694,967	$ 664,115

Reconciliation of 2014 and 2013

	Consolidated Properties Year Ended December 31,		SL Green's share of Unconsolidated Joint Ventures Year Ended December 31,		Combined Year Ended December 31,	
	2014	2013	2014	2013	2014	2013
Income from continuing operations before equity in net income from unconsolidated joint ventures, equity in net gain on sale of interest in unconsolidated joint venture/real estate, gain (loss) on sale of investment in marketable securities, purchase price fair value adjustment and loss on early extinguishment of debt	$ 174,963	$ 118,062	$ —	$ —		
Equity in net income from unconsolidated joint ventures	26,537	9,921	26,537	9,921		
Depreciation and amortization	371,610	324,461	60,691	84,403		
Interest expense, net of interest income	317,400	310,894	61,556	79,896		
Amortization of deferred financing costs	22,377	15,855	6,008	9,637		
Loss on early extinguishment of debt	(32,365)	(18,518)				
Operating income	$ 880,522	$ 760,675	$ 154,792	$ 183,857		
Marketing, general & administrative expense	92,488	86,192	—	—		
Net operating income from discontinued operations	37,790	64,906	—	—		
Loan loss and other investment reserves, net of recoveries	—	—	—	—		
Transaction related costs, net of recoveries	8,707	3,985	372	356		
Non-building revenue	(217,856)	(201,416)	(17,467)	(18,451)		
Equity in income from unconsolidated joint ventures	(26,537)	(9,921)	—	—		
Loss on early extinguishment of debt	32,365	18,518	3,382	—		
Net operating income (NOI)	807,479	722,939	141,079	165,762	$ 948,558	$ 888,701
NOI from discontinued operations	(37,790)	(64,906)	—	—	(37,790)	(64,906)
NOI from other properties/affiliates	(111,992)	(22,437)	(54,941)	(87,906)	(166,933)	(110,343)
Same-Store NOI	$ 657,697	$ 635,596	$ 86,138	$ 77,856	$ 743,835	$ 713,452
Ground lease straight-line adjustment	1,602	1,143	—	—	1,602	1,143
Straight-line and free rent	(47,886)	(40,357)	(8,404)	(9,645)	(56,290)	(50,002)
Rental income—FAS 141	(21,578)	(18,956)	(1,990)	(2,257)	(23,568)	(21,213)
Same-store cash NOI	$ 589,835	$ 577,426	$ 75,744	$ 65,954	$ 665,579	$ 643,380

Reconciliation of 2013 and 2012

	Consolidated Properties Year Ended December 31,		SL Green's share of Unconsolidated Joint Ventures Year Ended December 31,		Combined Year Ended December 31,	
	2013	2012	2013	2012	2013	2012
Income from continuing operations before equity in net income from unconsolidated joint ventures, equity in net gain on sale of interest in unconsolidated joint venture/real estate, gain (loss) on sale of investment in marketable securities, purchase price fair value adjustment and loss (gain) on early extinguishment of debt	$ 142,024	$ 79,021	$ —	$ —		
Equity in net income from unconsolidated joint ventures	9,921	76,418	9,921	76,418		
Depreciation and amortization	337,692	325,737	84,403	69,108		
Interest expense, net of interest income	330,215	329,897	79,896	86,268		
Amortization of deferred financing costs	16,695	19,450	9,637	3,859		
Gain (loss) on early extinguishment of debt	(18,518)	(6,978)	—	10,711		
Operating income	$ 818,029	$ 823,545	$ 183,857	$ 246,364		
Marketing, general & administrative expense	86,192	82,840	—	—		
Net operating income from discontinued operations	7,548	11,849	—	—		
Loan loss and other investment reserves, net of recoveries	—	564	—	—		
Transaction related costs, net of recoveries	3,987	5,625	356	960		
Non-building revenue	(201,416)	(134,391)	(18,451)	(83,242)		
Equity in net income from unconsolidated joint ventures	(9,921)	(76,418)	—	—		
Loss (gain) on early extinguishment of debt	18,518	6,978	—	(10,711)		
Net operating income (NOI)	722,937	720,592	165,762	153,371	$ 888,699	$ 873,963
NOI from discontinued operations	(7,548)	(11,849)	—	—	(7,548)	(11,849)
NOI from other properties/affiliates	(59,448)	(54,403)	(64,861)	(56,296)	(124,309)	(110,699)
Same-Store NOI	$ 655,941	$ 654,340	$ 100,901	$ 97,075	$ 756,842	$ 751,415
Ground lease straight-line adjustment	5,645	2,702	—	—	5,645	2,702
Straight-line and free rent	(47,963)	(56,249)	(3,186)	(2,842)	(51,149)	(59,091)
Rental income— FAS 141	(5,154)	(10,317)	(2,525)	(1,411)	(7,679)	(11,728)
Same-store cash NOI	$ 608,469	$ 590,476	$ 95,190	$ 92,822	$ 703,659	$ 683,298

Notes:

The Company presents operating income, net operating income, same-store net operating income and same-store cash net operating income because the Company believes that these measures provide investors with useful information regarding the operating performance of properties that are comparable for the periods presented. For properties owned since January 1, 2011 and still owned in the same manner at the end of the current quarter, the Company determines same-store net operating income by subtracting same-store property operating expenses and ground rent from same-store recurring rental and tenant reimbursement revenues. Same-store cash net operating income is derived by deducting same-store straight line and free rent from, and adding same-store tenant credit loss allowance to, same-store net operating income. The Company's share of unconsolidated joint venture net operating income, same-store net operating income and same-store cash net operating income is calculated in the same manner as noted above, but includes just the Company's pro-rata share of the total amounts. Combined net operating income, same-store net operating income and same-store cash net operating income are calculated by combining the Company's consolidated amount with the Company's share of unconsolidated joint venture amounts for each measure. None of these measures is an alternative to net income (determined in accordance with GAAP) and same-store performance should not be considered an alternative to GAAP net income performance.